Form 10-K405, Exhibit 13
period 1995-12-31
COHU INC
filed 1996-03-26
CIK 21535

                                                                     EXHIBIT 13


COMPANY PROFILE

Cohu, Inc., with sales and service facilities worldwide, is the largest U.S. based, and one of the world's largest, suppliers of semiconductor test handling equipment that is used by semiconductor manufacturers in final test operations. The Company also manufactures closed circuit television, metal detection and microwave equipment.




FINANCIAL HIGHLIGHTS

RECORD ORDERS - Increased 77% in 1995

RECORD SALES - Increased 74% in 1995

RECORD NET INCOME - Increased 133% in 1995

RECORD STOCKHOLDERS' EQUITY - Increased 52% in 1995



================================================================================
                                                               STOCKHOLDERS'
YEAR    ORDERS              SALES           NET INCOME             EQUITY
--------------------------------------------------------------------------------
1991    $ 47.5             $ 48.2              $ 2.6               $25.1

1992      55.5               54.4                3.1                27.5

1993      77.9               75.3                6.8                33.6

1994     106.8              102.7               10.1                47.4

1995     189.4              178.8               23.6                72.0
--------------------------------------------------------------------------------
                                 (In millions)
================================================================================

LETTER TO SHAREHOLDERS:
================================================================================

                                                                        [PHOTO]

        In 1995, your Company recorded, for the fourth consecutive year, the best financial results in its history, setting new records in orders, sales and profits. This outstanding performance was primarily the result of the increased level of acceptance of our test handling equipment by global semiconductor manufacturers.

        Sales for 1995 increased 74% to $178,759,000 compared to $102,726,000 in 1994. Net income increased 133% to $23,622,000 compared to $10,118,000 in 1994. Net income per share increased 114% to $2.46 per share compared to $1.15 per share in 1994. Order input for 1995 totalled $189,394,000, compared to year earlier orders of $106,798,000. Year end 1995 backlog was $45,399,000 compared to year earlier backlog of $34,764,000.

        In addition to the improved operating results, Cohu ended 1995 with the strongest balance sheet in its history with no bank debt and $29 million in cash. The record operating results were mainly due to increased sales and orders by the Company's Delta Design subsidiary, the full year addition of the operating results of Daymarc (which was acquired in June 1994), and increased sales and orders by Daymarc. Delta Design and Daymarc produce test handling equipment used by major semiconductor manufacturers in operations located worldwide. Combined sales of this equipment increased 102% and accounted for 82% of consolidated sales for 1995. Sales of television cameras and related equipment by the Electronics Division accounted for 12% of sales, and the FRL and BMS subsidiaries, combined, contributed 6% of sales.

        International sales increased from $38 million in 1994 to $72 million in 1995 and accounted for 40% of consolidated sales in 1995 compared to 37% for the prior year. Most of these sales were to offshore operations of major U.S. semiconductor manufacturers.

        To support our growing worldwide semiconductor customer base in 1995, we further expanded our sales and service organizations and now have service personnel located in North America, Singapore, Malaysia, Hong Kong, Taiwan, Thailand, People's Republic of China and the Philippines. In addition, in late 1995 we purchased a new facility for Daymarc and made arrangements to expand the Delta Design facility. The completion of these projects will have expanded our semiconductor equipment floor space by 60% from approximately 129,000 to 206,000 square feet.

===============================================================================

        According to VLSI Research, the worldwide semiconductor industry grew in excess of 40% from $100 billion in 1994 to more than $140 billion in 1995. Industry forecasts predict that the semiconductor industry may reach $350 billion by the year 2000. The long-term outlook for the industry and related equipment suppliers remains promising.

        However, the semiconductor industry has historically been cyclical and there will be events and circumstances within the industry that effect the demand for semiconductors that will impact the operating results of semiconductor equipment companies. Furthermore, recent announcements by certain semiconductor manufacturers and industry analysts indicate that the industry growth rate in 1996 will be less than the record growth experienced in 1995.

        Nevertheless, quote activity remains high in the Company's operations. This activity, strong operating results, the expansion of our manufacturing and service capabilities, excellent liquidity and the high level of backlog places the Company in a position to maintain its leadership in the semiconductor test handling equipment market.

        Dividends of $1.4 million or $.16 per share were paid in 1995, the 18th consecutive year of cash dividend payments and the 9th year in a row in which dividends were increased.

        Effective March 1, 1996 James W. Barnes retired as President & Chief Executive Officer of the Company. We thank him for the outstanding contribution he has made to Cohu and look forward to working with him as he continues as a member of the Board of Directors.

        We thank our customers and shareholders for their confidence and our employees and suppliers for their support and loyalty.


Sincerely,



Charles A. Schwan
President & Chief Executive Officer
March 8, 1996

SELECTED FINANCIAL DATA*
================================================================================
(in thousands, except per share and employee data)

FOR THE YEARS ENDED DECEMBER 31                   1995            1994           1993            1992            1991
-----------------------------------------------------------------------------------------------------------------------
Net Sales:
  Semiconductor test handling equipment         $146,093        $ 72,502        $47,827         $30,045         $19,112
  Television and other equipment                  32,666          30,224         27,451          24,353          29,076
                                                --------        --------        -------         -------         -------
                                                $178,759        $102,726        $75,278         $54,398         $48,188
                                                ========        ========        =======         =======         =======
Operating profit:
  Semiconductor test handling equipment         $ 36,490        $ 15,063        $ 9,261         $ 4,582         $ 2,437
  Television and other equipment                   1,964           1,829          1,821           1,386           1,802
  Gain on sale of land and building                   --              --             --              --             158
                                                --------        --------        -------         -------         -------
                                                  38,454          16,892         11,082           5,968           4,397
Less:
  Corporate administrative expense                  (224)           (128)           (99)            (61)            (87)
  Interest income                                    704              60             31              --              18
  Interest expense                                   (12)           (206)            (4)           (130)            (56)
                                                --------        --------        -------         -------         -------
Income before income taxes and effect of
  accounting change                               38,922          16,618         11,010           5,777           4,272
Provision for income taxes                        15,300           6,500          4,200           2,290           1,630
                                                --------        --------        -------         -------         -------
Income before effect of accounting change         23,622          10,118          6,810           3,487           2,642
Transition effect of accounting change, net
  of taxes                                            --              --             --             410              --
                                                --------        --------        -------         -------         -------
Net income                                      $ 23,622        $ 10,118        $ 6,810         $ 3,077         $ 2,642
                                                ========        ========        =======         =======         =======

Income per share before effect of accounting
  change                                        $   2.46        $   1.15        $   .81         $   .43         $   .33
Net income per share                                2.46            1.15            .81             .38             .33
Cash dividends per share, paid quarterly             .16             .12            .10             .09             .08

Depreciation and amortization deducted in
  arriving at operating profit:
    Semiconductor test handling equipment       $  1,051        $    498        $   260         $   224         $   214
    Television and other equipment                   833             683            692             675             588
                                                --------        --------        -------         -------         -------
                                                $  1,884        $  1,181        $   952         $   899         $   802
                                                ========        ========        =======         =======         =======
Capital Expenditures:
  Semiconductor test handling equipment         $  4,932        $    649        $   409         $   342         $   375
  Television and other equipment                     355             371            328             870           2,812
                                                --------        --------        -------         -------         -------
                                                $  5,287        $  1,020        $   737         $ 1,212         $ 3,187
                                                ========        ========        =======         =======         =======
AT DECEMBER 31
--------------
Total assets by industry segment:
  Semiconductor test handling equipment         $ 48,708        $ 45,316        $19,733         $17,449         $14,016
  Television and other equipment                  19,126          18,730         18,313          17,337          18,441
  Corporate                                       36,100           3,922          4,789           1,274           1,640
                                                --------        --------        -------         -------         -------
                                                $103,934        $ 67,968        $42,835         $36,060         $34,097
                                                ========        ========        =======         =======         =======

Working capital                                 $ 57,228        $ 37,680        $26,352         $19,126         $18,536
Long-term debt                                        --           1,400             --              --              --
Number of employees                                  903             707            562             476             521
Number of equivalent shares                        9,584           8,816          8,366           8,140           8,124

QUARTERLY FINANCIAL DATA (Unaudited)             First           Second          Third           Fourth           Year
------------------------------------            --------        --------        -------         -------         --------
Net sales:              1995                    $ 32,182        $ 45,212        $49,035         $52,330         $178,759
                        1994                      17,518          22,612         31,703          30,893          102,726

Gross profit:           1995                      12,823          17,895         19,508          23,419           73,645
                        1994                       7,066           8,602         11,798          12,773           40,239

Net income:             1995                       3,480           4,940          6,500           8,702           23,622
                        1994                       1,631           2,173          3,032           3,282           10,118

Net income per share:   1995                         .37             .52            .67             .90             2.46
                        1994                         .20             .26            .33             .36             1.15

-----------------
*All share and per share amounts have been retroactively restated for a two-for-one stock split effective June 1995.

SEMICONDUCTOR TEST HANDLING EQUIPMENT
================================================================================
        Cohu, through subsidiaries Delta Design and Daymarc, is the largest
U.S. based, and one of the world's largest, suppliers of semiconductor test handling equipment that is used by semiconductor manufacturers in final test operations. During 1995, these operations contributed 82 percent of consolidated net sales. The Company designs, manufactures, markets and services automated test handling equipment from manufacturing facilities in San Diego, CA (Delta Design) and Waltham, MA (Daymarc). Sales, service and technical support offices are located throughout the U.S., Europe and Asia. The Company's product lines include equipment used for semiconductor package types that require pick and place test handling (Delta Design) and packages that can be handled using gravity feed technology (Daymarc).

        The Company strives to provide test handling solutions to reduce the customers' total cost of ownership through dual strategies of new system sales and through continuous improvement of our substantial global installed base of test handling equipment, numbering in the thousands. The Company's results in 1995 were driven by both market growth and new applications for semiconductor devices, that were unprecedented. According to industry estimates, the worldwide semiconductor industry grew from $100 billion in 1994 to more than $140 billion in 1995, a growth rate in excess of 40%. In addition, industry experts predict that semiconductor content of all electronic products produced will increase significantly in the next few years and that the semiconductor industry may reach $350 billion by the year 2000.

        During 1995, increasing global investment from semiconductor manufacturers provided strong demand for test handling products. Accelerating capital investment in wafer fabrication facilities ("wafer fabs" or "front ends") generally precedes demand for "back end" assembly and test facilities, usually with an offset of 1 to 1.5 years. According to industry sources, over 140 new, state of the art wafer fabs are believed to be currently under construction worldwide. Each of these wafer fabs could represent a capital investment in excess of $1 billion. A dominant percentage of the devices produced by these "front ends" must be assembled, packaged and tested, utilizing pick and place or gravity feed test handling equipment such as that manufactured by Delta Design and Daymarc.

        The Company's objectives are to increase market share by expanding sales and support efforts worldwide, by investing in continuous improvement of existing products and by aggressively developing new products for existing and emerging markets. We also intend to leverage our position as an industry leader to expand in market segments expected to show substantial growth, such as contract manufacturing. The Company increased the number of customers worldwide during 1995, adding to market share growth.

        The customer base of Delta Design and Daymarc includes many of the largest and most technologically demanding semiconductor manufacturers in the world. In 1996, the focus will be on enhancing market leadership position through penetration of emerging high-growth markets, accelerated new product introduction, technology leadership, world-class manufacturing,

================================================================================
enhancement of our global support staff deployed close to our customers' facilities, infrastructure development to support continuing growth and, most importantly, maintaining strong customer relationships.

DELTA DESIGN, INC.

        Delta Design once again set records in sales, orders, and net income during 1995.

        Delta's success, driven by industry growth and market share gains, is also directly attributable to the Company's strong focus on customer satisfaction and employee empowerment. Delta once again was awarded the prestigious VLSI Research "10 Best" Customer Satisfaction Award.

        Delta has a broad line of pick and place test handlers, capable of handling virtually all semiconductor package types through the use of dedication kits. The Company's handlers provide reliable, high throughput performance, parallel test and hot/cold test capability. Two systems, the RFS(TM) and 1688, are believed to have the fastest index times in the industry. The Delta Turbo Flex(TM) continues to provide customers with the versatility and dependable performance required in the demanding and often unpredictable environment of back-end semiconductor manufacturing.

        Delta Design's products are improved on an ongoing basis by a Continuous Product Improvement (CPI) organization whose role is to increase the return on investment that customers make in Delta equipment. The Turbo Flex(TM) upgrade, which provides customers with productivity improvements through reduced handler index time, is an example of the significant benefits which Delta customers realize through our CPI activities. The Delta Flex(TM) and more recently Turbo-Flex(TM) have established high performance standards for dependability and versatility in a broad range of production applications worldwide.

        The fast-index time and large environmental storage capacity of the Model 2040, or RFS(TM), provides customers with outstanding productivity, particularly in high volume and parallel test applications. The tri-temperature RFS(TM) incorporates a patented contactor indexing mechanism for sub-second index time.

        The Model 1688 ambient pick and place handler utilizes the same sub-second indexing mechanism as the RFS(TM). The unusually small eleven square feet footprint, dependable performance and competitive pricing have proven to be key determinants influencing customer acceptance of this system.

                              [PHOTO WITH CAPTION]

                   Delta 1688, pick and place IC test handler

================================================================================
        Delta Design's commitment to continue to meet the evolving needs of the demanding and dynamic semiconductor industry is demonstrated by record investment in new product development planned during 1996.

DAYMARC, INC.

        Daymarc, acquired by Cohu in June 1994, had an outstanding year in 1995 and established records for sales, orders and net income. Daymarc was established in 1959 and was the first equipment company to introduce a gravity feed, fully automatic test handler. Daymarc has experienced rapid growth during the past several years and is a leader in the gravity feed market segment.

        To accommodate future growth, Daymarc relocated during March 1996 to a larger facility in Littleton, MA. The Littleton facility has 102,000 square feet and is twice the size of the former facility. The new facility, with expansion options for future growth, will support Daymarc's manufacturing needs for the foreseeable future.

        Daymarc test handlers are designed to deliver high throughput, maximize operator productivity and increase yields through proprietary, high performance contacting technology.

        Daymarc manufactures three lines of test handlers; the 717 Series, 3000 Series and 4000 Series. The 717 Series test handlers are designed specifically for small outline (SOIC) packages. The small dimensions and high speed applications of the SOIC package require a handler with minimal transition distances, high performance contacting and automation features to reduce the need for operator intervention. The 717 ambient and tri-temperature handlers feature index times of 350 and 500 milliseconds, respectively. Changeover for a different device package requires less than 30 minutes.

        The 3000 Series is available in single, dual/quad and thirty-two site configurations. These handlers can be reconfigured with device dedication kits to accommodate a wide range of package types at throughput rates up to 4,200 units per hour (UPH). The 3000 Series handlers provide tri-termperature operation and input/output automation for increased productivity.

        The 4000 Series handlers combine high speed with multi-site capability. The first in the Series, the 4100, operates at 18,000 UPH in dual or quad site configurations. The 4100, which occupies only seven square feet of floor space, is believed to be the fastest handler available on the market.

                             [PHOTO WITH CAPTION]

                   Daymarc 3287, 32 site gravity fed IC test
                                    handler

TELEVISION AND OTHER EQUIPMENT
--------------------------------------------------------------------------------
        The Electronics Division has been a leading designer and manufacturer of closed circuit television (CCTV) cameras and systems for over 40 years. The customer base is broadly distributed between machine vision, scientific imaging, and security/surveillance markets. Division bookings and sales reached new records in 1995 as a result of increased sales efforts within these defined markets. Distribution channels for television products include direct sales to end users, contractors, value-added resellers, and a growing list of original equipment manufacturers (OEM) that integrate Cohu cameras into their products. The Division is most readily differentiated from the competition by its willingness and ability to create quality products that solve a customer's unique requirements. Cohu's leading roll in advanced CCTV technology is based on a continuing commitment to quality, product performance and competitiveness.

        The growth of semiconductor manufacturing has led to an increase in the requirement for video-based machine imaging systems. Cohu cameras are ideally suited to this purpose, and are used by numerous suppliers of these systems. Cameras are most commonly used for assembly, test, and measurement applications.

        Cohu manufactures several CCTV camera models suited to security and surveillance applications, and pursues system sales in this area. The Division was selected to design a state-of-the-art CCTV security surveillance system for a commuter rail line, and supply the television cameras and system controls. Cohu is well positioned to provide products and engineering design expertise for high value asset protection, crime deterrence, and personnel safety.

        The Division continues to take advantage of a growing European market through the support of existing distribution channels and increased OEM opportunities, primarily in machine vision applications. Process monitoring and advanced imaging applications provide the majority of international sales.

        Cohu is firmly established as a leader in video systems for traffic management across the U.S. and is an OEM provider to key manufacturers of wide area detection products for intersection control. Repeat and add-on sales may follow as a result of the growing customer base. Major contracts were completed for traffic surveillance cameras and equipment on the Washington, DC beltway, throughout California, and the New York and New Jersey bridge and tunnel systems. The Division aggressively maintains a leading position in this marketplace, which includes monitoring traffic conditions on freeways, bridges and surface streets, and in tunnels and commuter parking areas.

        The Division is registered compliant to ISO-9001 standards, the most rigid of five levels

                             [PHOTO WITH CAPTION]

               Cohu camera monitoring passenger train terminal

================================================================================
of standards in the ISO 9000 series. ISO registration is a competitive advantage in market areas where ISO 9000 is heavily supported, such as Europe and the Middle East, and is becoming an advantage in the domestic market.

        The Division is a recognized leader in the design and manufacture of specialty CCTV systems for the nuclear fuel and power industry. In 1996 and beyond, key markets for Cohu CCTV products are expected to include applications in the transportation and management of nuclear and other hazardous materials. The remote surveillance and handling of hazardous materials should continue to provide many opportunities for both standard and custom products.

FRL, INC.

        Fisher Research Laboratory (FRL) designs, manufactures and sells metal detectors and related underground detection devices for industrial and hobby markets. All products are sold under the Fisher M-Scope label.

        Industrial instruments include pipe and cable locators, cable fault locators, water leak detectors, property marker locators and instruments for finding reinforcing bars in concrete. Fisher's new TW-770 digital line tracer guides the operator over the path of a buried pipe or cable and, with the push of a button, provides an accurate depth reading.

        Fisher products are sold world wide with major customers located in Western Europe, Canada and Pacific rim. China is a growing market for industrial products and hobby metal detectors are now being sold in countries like Russia, South Africa and Bulgaria. Export sales were approximately 25% of sales in 1995. Although the foreign consumer market seems to be maturing, demand for Fisher industrial products has been increasing rapidly.

        Fisher intends to remain at the forefront of this relatively small market through continuous, evolutionary product development.

BMS, INC.

        Broadcast Microwave Services, Inc. (BMS) is a manufacturer of microwave radios, antenna systems, and associated equipment for use in government, industry and commercial broadcast markets. The products are used to transmit and receive television video and audio signals.

        Applications in the government and industrial areas include automatic tracking antenna systems and transmission from unmanned vehicles. Applications in the commercial broadcast area include electronic news gathering (ENG), sports events, and station to station relay.

        These niche markets have seen declines for the past several years. The government markets due to general budget reductions. The broadcast capital equipment market has experienced a decline since 1986 due to reduced advertising revenues and increased production costs. Present indicators show that the broadcast market will likely show some growth in the next one to two years, mostly in the replacement of existing point-to-point and ENG equipment. In 1995 BMS developed and continues to develop new products for both point-to-point and ENG applications.

        Government related programs are shifting to non-tactical, non-lethal, systems such as unmanned vehicles, both ground based and airborne. BMS has developed a line of cost effective automatic tracking and remotely controlled antenna systems. These systems have been sold into pilot programs for unmanned vehicle surveillance and observation applications.

--------------------------------------------------------------------------------
Certain matters discussed in this Annual Report are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected or forecasted. Such risks and uncertainties include, but are not limited to, the risk of slowing growth in the demand for semiconductors and semiconductor equipment and the risk of challenges from the Company's competition.

CONSOLIDATED BALANCE SHEETS
================================================================================
(in thousands, except par value)

                                                                                      December 31,
                                                                                  1995           1994
                                                                                --------        -------
ASSETS
Current assets:
        Cash and cash equivalents                                               $ 28,874        $ 3,096
        Accounts receivable less allowance for doubtful accounts
          of $1,565 in 1995 and $429 in 1994                                      27,572         20,487
        Inventories, at lower of average cost or market:
                Finished goods                                                     3,466          3,920
                Work in process                                                    7,759          8,800
                Material and parts                                                10,019         15,721
                                                                                --------        -------
                                                                                  21,244         28,441
        Deferred income taxes                                                      9,413          2,850
        Prepaid expenses                                                             973            638
                                                                                --------        -------
                Total current assets                                              88,076         55,512

Property, plant and equipment, at cost:
        Land and land improvements                                                 1,150            150
        Buildings and building improvements                                       10,355          7,721
        Machinery and equipment                                                   11,697         10,565
                                                                                --------        -------
                                                                                  23,202         18,436
        Less accumulated depreciation and amortization                            10,031          9,357
                                                                                --------        -------
                Net property, plant and equipment                                 13,171          9,079
Goodwill, net of accumulated amortization of $501 in 1995 and $329 in 1994         2,626          3,315
Other assets                                                                          61             62
                                                                                --------        -------
                                                                                $103,934        $67,968
                                                                                ========        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
        Accounts payable                                                        $  7,453        $ 6,382
        Commissions payable                                                        1,735          2,217
        Income taxes payable                                                       7,062          1,930
        Accrued payroll and payroll related                                        7,881          4,267
        Accrued warranty                                                           2,567            442
        Other accrued liabilities                                                  4,150          2,594
                                                                                --------        -------
                Total current liabilities                                         30,848         17,832
Long-term note payable to bank                                                        --          1,400
Accrued retiree medical benefits                                                     859            801
Deferred income taxes                                                                198            564
Commitments

Stockholders' equity:
        Preferred stock, $1 par value; 1,000 shares authorized, none issued           --             --
        Common stock $1 par value; 10,000 shares authorized, 9,092 issued and
          outstanding in 1995 and 4,405 in 1994                                    9,092          4,405
        Paid in excess of par                                                      4,252          6,510
        Retained earnings                                                         58,685         36,456
                                                                                --------        -------
                Total stockholders' equity                                        72,029         47,371
                                                                                --------        -------
                                                                                $103,934        $67,968
                                                                                ========        =======

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------------
(In thousands, except per share amounts)

                                                   Years ended December 31,
                                                  1995       1994       1993
                                                --------   --------   -------
Net sales                                       $178,759   $102,726   $75,278
Cost and expenses:
  Cost of sales                                  105,114     62,487    46,496
  Research and development                        10,192      7,477     5,455
  Selling, general and administrative             25,223     15,998    12,344
                                                --------   --------   -------
Income from operations                            38,230     16,764    10,983
Interest income                                      704         60        31
Interest expense                                     (12)      (206)       (4)
                                                --------   --------   -------
Income before income taxes                        38,922     16,618    11,010
Provision for income taxes                        15,300      6,500     4,200
                                                --------   --------   -------

Net income                                      $ 23,622   $ 10,118   $ 6,810
                                                ========   ========   =======

Net income per share                            $   2.46   $   1.15   $   .81
                                                ========   ========   =======

Average common shares and equivalents              9,584      8,816     8,366
                                                ========   ========   =======

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------
(in thousands)

                                                                                             Years ended December 31,
                                                                                             1995      1994      1993
                                                                                           -------   -------   -------
Cash flows from operating activities:
  Net income                                                                               $23,622   $10,118   $ 6,810
  Adjustments to reconcile net income to net cash provided from operating activities:
    Depreciation and amortization                                                            1,884     1,181       952
    Daymarc earnout paid in stock                                                            1,593         -         -
    Deferred income taxes                                                                   (6,929)   (1,886)     (314)
    Increase in accrued retiree medical benefits                                                58        58        57
    Changes in assets and liabilities, net of effects from purchase of Daymarc:
      Accounts receivable                                                                   (7,085)   (8,332)    2,646
      Inventories                                                                            7,197    (3,116)   (6,174)
      Prepaid expenses                                                                        (335)     (261)       60
      Accounts payable                                                                       1,071     3,032    (1,525)
      Commissions payable                                                                     (482)      642       165
      Income taxes payable                                                                   5,132       490        34
      Accrued payroll, warranty and other liabilities                                        7,295     1,312     1,251
                                                                                           -------   -------   -------
      Net cash provided from operating activities                                           33,021     3,238     3,962
Cash flows from investing activities:
  Purchases of property, plant and equipment                                                (5,287)   (1,020)     (737)
  Other assets                                                                                   1       (29)      161
  Purchase of Daymarc, net of cash acquired                                                      -    (3,590)        -
                                                                                           -------   -------   -------
      Net cash used for investing activities                                                (5,286)   (4,639)     (576)
Cash flows from financing activities:
  Reduction in line of credit and long-term borrowings                                      (1,400)   (2,600)        -
  Proceeds from long-term borrowings                                                             -     4,000         -
  Issuance of stock, net                                                                       836       202        89
  Dividends paid                                                                            (1,393)   (1,016)     (808)
                                                                                           -------   -------   -------
      Net cash provided from (used for) financing activities                                (1,957)      586      (719)
                                                                                           -------   -------   -------
Net increase (decrease) in cash and cash equivalents                                        25,778      (815)    2,667
Cash and cash equivalents at beginning of year                                               3,096     3,911     1,244
                                                                                           -------   -------   -------
Cash and cash equivalents at end of year                                                   $28,874   $ 3,096   $ 3,911
                                                                                           =======   =======   =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                                           $17,097   $ 7,047   $ 4,430
    Interest                                                                                    12       206         4
  Liabilities assumed in purchase of Daymarc                                                     -     4,971         -

See accompanying notes.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------
(in thousands, except
per share amounts)

                                                        Years ended December 31, 1995, 1994 and 1993
                                          -------------------------------------------------------------------------
                                          Common Stock             Paid in               Retained
                                          $1 par value          excess of par            earnings             Total
                                          ------------          -------------            --------            -------
Balance at December 31, 1992                 $4,011                 $2,137                $21,352            $27,500
  Cash dividends - $.10 per share                 -                      -                   (808)              (808)
  Repurchase and retirement of stock             (8)                   (89)                     -                (97)
  Exercise of stock options                      50                    136                      -                186
  Net income                                      -                      -                  6,810              6,810
                                             ------                 ------                -------            -------
Balance at December 31, 1993                  4,053                  2,184                 27,354             33,591
  Cash dividends - $.12 per share                 -                      -                 (1,016)            (1,016)
  Acquisition of Daymarc                        280                  3,906                      -              4,186
  Shares issued for Daymarc earnout              18                    272                      -                290
  Repurchase and retirement of stock             (2)                   (25)                     -                (27)
  Exercise of stock options                      56                    173                      -                229
  Net income                                      -                      -                 10,118             10,118
                                             ------                 ------                -------            -------
Balance at December 31, 1994                  4,405                  6,510                 36,456             47,371
  Two-for-one stock split                     4,405                 (4,405)                     -                  -
  Cash dividends - $.16 per share                 -                      -                 (1,393)            (1,393)
  Shares issued for Daymarc earnout              62                  1,531                      -              1,593
  Repurchase and retirement of stock             (6)                  (114)                     -               (120)
  Exercise of stock options                     226                    730                      -                956
  Net income                                      -                      -                 23,622             23,622
                                             ------                 ------                -------            -------
Balance at December 31, 1995                 $9,092                 $4,252                $58,685            $72,029
                                             ======                 ======                =======            =======

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
1.   SUMMARY OF SIGNIFICANT ACCOUNTANT POLICIES
       PRESENTATION--The consolidated financial statements include the accounts of Cohu, Inc. (the Company) and its wholly-owned subsidiaries. All intercompany accounts and balances have been eliminated in consolidation. Reclassification has been made to certain prior year amounts to conform to the 1995 presentation.

       CASH EQUIVALENTS--Cash equivalents consist of money market accounts and U.S. Treasury securities with a maturity date at acquisition of three months or less. Cash equivalents are classified as available-for-sale and are stated at cost plus accrued interest which approximates market value.

       DEPRECIATION AND AMORTIZATION--Depreciation and amortization of property, plant and equipment is calculated principally on the straight-line method based on estimated useful lives of five to forty years for buildings and building improvements and three to ten years for machinery and equipment. Goodwill is being amortized on the straight-line method over twenty years.

       INCOME PER SHARE--Per share information is based on the weighted average number of shares outstanding during each period and the dilutive effect of the assumed exercise of stock options. All per share and certain share amounts have been retroactively restated for a two-for-one stock split authorized by the Board of Directors effective June 6, 1995.

       REVENUE RECOGNITION--Revenue is generally recognized upon shipment or, in instances where products are required to meet certain customer requirements, upon successful completion of such requirements. Product warranty costs are accrued in the period sales are recognized.

       USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that effect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, the usage and recoverability of inventory and long-lived assets and the incurrence of warranty costs. The actual results could differ from those estimates.

2.   ACQUISITION OF DAYMARC
       On June 22, 1994 the Company acquired Daymarc Corporation, a privately-held manufacturer of gravity feed semi-conductor test handling equipment. The Company issued 560,000 shares of Cohu common stock, an option to purchase 140,000 shares of Cohu common stock and paid $4,000,000 in cash to the securityholders of Daymarc. In addition, performance-based consideration is payable in Cohu common stock and cash through June 1998. The acquisition has been accounted for as a purchase and goodwill is being amortized over twenty years. The Company's consolidated financial statements include the results of Daymarc from June 22, 1994 forward. In 1995 and 1994 performance-based consideration and compensation totaling $3,982,000 and $833,000 payable in stock and cash was earned and charged to operations.

       Pro forma results of the Company's operations, assuming the acquisition had occurred as of January 1, 1993, are presented below.

     Year ended December 31                  1994                1993
--------------------------------------------------------------------------------
(in thousands, except per share data

Net sales                                 $114,988             $89,629
Net income                                  11,688               7,525
Net income per share                          1.28                 .84

3.   LINE OF CREDIT
       The Company maintains a $3,000,000 unsecured bank line-of-credit facility bearing interest at the bank's prime reference rate. The facility requires compliance with certain financial covenants and expires in April 1996. No borrowings were outstanding at December 31, 1995.

4.   INCOME TAXES
       Significant components of the provision for income taxes are as follows:

(in thousands)                      1995           1994            1993
                                   --------      --------        --------
Current:
  Federal                          $18,154        $6,404          $3,391
  State                              4,075         1,982           1,123
                                   --------      --------        --------
Total current                       22,229         8,386           4,514
Deferred:
  Federal                           (5,627)       (1,458)           (253)
  State                             (1,302)         (428)            (61)
                                   --------      --------        --------
Total deferred                      (6,929)       (1,886)           (314)
                                   --------      --------        --------
                                   $15,300       $ 6,500          $4,200
                                   ========      ========        ========


       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(in thousands)                                          December 31,
                                                   1995           1994
                                                 --------       --------
Deferred tax assets:
   Reserves and accrued warranty not
    currently deductible                         $ 8,284         $1,882
   Accrued state taxes                               784            431
   Accrued employee benefits                         926            760
   Other                                             202            177
                                                 --------       --------
     Total deferred tax assets                    10,196          3,250
                                                 --------       --------
Deferred tax liabilities:
   Tax over book depreciation                        981            964
                                                 --------       --------
     Net deferred tax assets                     $ 9,215         $2,286
                                                 ========       ========

     The reconciliation of income tax computed at the U.S. federal statutory tax rates to the provision for income taxes is as follows:

(in thousands)                       1995            1994            1993
                                   --------        --------        --------
Tax at U.S. statutory rates         $13,623        $5,816          $ 3,743
State income taxes, net of
  federal tax benefit                 1,827         1,026              701
FSC benefit                          (1,278)         (228)            (240)
Nondeductible goodwill and
  performance-based
  consideration expense                 799            34                9
Other - net                             329          (148)             (13)
                                   --------       --------         --------
                                    $15,300        $6,500           $4,200
                                   ========       ========         ========

--------------------------------------------------------------------------------

5. COMMITMENTS

        The Company leases certain property, plant and equipment. Total rent expense during the years ended December 31, 1995, 1994 and 1993 was $717,000, $292,000 and $72,000, respectively. The aggregate minimum annual rental commitment, exclusive of property taxes, insurance and other costs, as of December 31, 1995 under long-term leases is $788,000 in 1996, $571,000 in 1997,
$289,000 in 1998 and $25,000 in 1999.

6. EMPLOYEE BENEFIT PLANS

        STOCK OPTIONS -- Under incentive stock option plans approved by stockholders, options may be granted to key employees to purchase shares of the Company's common stock at prices not less than 100% of the fair market value at the date of grant. Options become exercisable from one-third to one-fourth annually beginning one year after the grant date and expire 5 to 10 years from the grant date. Stock option activity was as follows:


  (in thousands, except                        1995        1994           1993
     per share data)                           ----        ----           ----
Outstanding, beginning of year                1,022          672           348

Granted                                         114          490           426

Exercised                                      (226)        (112)         (100)

Canceled                                        (32)         (28)           (2)
                                              -----        -----          ----
Outstanding, end of year                        878        1,022           672
                                              =====        =====          ====

Options outstanding at end of year:

  Per share price range                 $1.65-31.25   $1.65-9.69    $1.91-7.60

  Aggregate purchase price                   $7,997       $6,333        $3,699



At December 31, 1995, 40,168 shares of common stock were reserved for future grants and options to purchase 398,832 shares were exercisable.

        RETIREMENT PLAN -- The Company has voluntary defined contribution retirement (401(k)) plan whereby it will match up to 4% of employee earnings. Company contributions to the plan were $737,000 in 1995, $700,000 in 1994 and $586,000 in 1993.

        RETIREE MEDICAL BENEFITS -- The Company provides postretirement health benefits under a noncontributory plan to certain executives and directors. The net periodic benefit cost was $68,000, $65,000 and $67,000 in 1995, 1994 and 1993, respectively. The accumulated postretirement benefit obligation at December 31, 1995 consisted of $261,000 attributable to retired employees, $298,000 to active eligible employees and $300,000 attributable to other active employees. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. Annual rates of increase of the cost of health benefits were assumed to be approximately 9.25% in 1996. These rates were then assumed to decrease 0.25% per year to 6% in 2009 and remain level thereafter. A 1% increase in the rate would increase the net periodic benefit cost by approximately $10,000 and the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $100,000.

7. INFORMATION ON INDUSTRY SEGMENTS

        The Company operates in two industry segments. Semiconductor test handling equipment is designed, manufactured and sold by the Company's Delta Design and Daymarc subsidiaries to semiconductor manufacturers throughout the world and accounted for approximately 82% of 1995 consolidated net sales. The television and other equipment segment includes electronic products used in electronic imaging, surveillance, detection and microwave communication that are manufactured and sold to government agencies, original equipment manufacturers, contractors, distributors and consumers throughout the world. Export sales, mainly to the Far East and Europe, were $72,000,000, $37,900,000 and $35,800,000 in 1995, 1994 and 1993, respectively. One customer of the test handling equipment segment accounted for 17%, 22% and 17% of net sales 1995, 1994 and 1993, respectively. Another customer of the same segment accounted for 17% and 10% of net sales in 1995 and 1994, respectively. Information regarding industry segments for 1995, 1994 and 1993 contained in the Selected Financial Data on page 4 is an integral part of these financial statements.


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
-------------------------------------------------------------------------------
The Board of Directors and Stockholders
Cohu, Inc.

        We have audited the accompanying consolidated balance sheets of Cohu, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cohu, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                              ERNST & YOUNG LLP

San Diego, California
February 8, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

1995 COMPARED TO 1994

        NET SALES - Net sales increased 74% in 1995 compared to 1994. This increase was largely due to increased sales by the Company's Delta Design and Daymarc subsidiaries. Delta Design and Daymarc produce test handling equipment used by semiconductor manufacturers in operations located worldwide. Combined sales of this equipment increased 102% and accounted for 82% of net sales in 1995. Daymarc was acquired in June 1994 and its operating results are included from that date forward. Net sales of television and other equipment increased 8% and accounted for 18% of net sales in 1995. Export sales accounted for 40% of net sales in 1995 compared to 37% in 1994.

        COST OF SALES - Gross margin as a percentage of net sales was 41% in 1995 and 39% in 1994. The increase in margin was due to the increasing percentage of total net sales attributable to semiconductor equipment which has higher margins than television and other equipment. Within the semiconductor equipment segment margins improved due to production efficiencies, volume material purchase discounts and price increases in certain product lines offset by increased provisions for excess and obsolete inventories.

        OPERATING EXPENSES - Research and development expense increased to $10.2 million in 1995 although as a percentage of net sales it decreased to 6% versus 7% in 1994. Selling, general and administrative expense increased 58% in 1995 over 1994 but decreased as a percentage of net sales to 14% from 16% in 1994 as the revenue growth rate exceeded the growth rate in this expense area.

        INCOME TAXES - The effective tax rate was 39% in 1995 and 1994. The effective rate was substantially unchanged from 1994 as increased benefits from the Company's foreign sales corporation were offset by the effect of nondeductible expenses.

1994 COMPARED TO 1993

        NET SALES - Net sales increased 36% in 1994 compared to 1993. Export sales were 37% of net sales in 1994 and 48% of net sales in 1993. The reduced percentage, on increased sales, is due to Daymarc's sales being primarily to domestic based operations of U.S. semiconductor manufacturers.

        Sales of semiconductor test handling equipment increased 52% in 1994 with 36% of the increase due to the acquisition of Daymarc on June 22, 1994 and 16% from increased sales of pick and place handling equipment by Delta Design.

        Television and other equipment sales increased 10% in 1994 as sales of television camera equipment increased 19% which more than offset a decrease in the sales of microwave equipment.

        COST OF SALES - Gross margin as a percentage of net sales improved to 39% in 1994 from 38% in 1993 due to a larger percentage of total sales being attributable to semiconductor test handling equipment which has a more favorable gross margin than television and other equipment.

        EXPENSES - Research and development expense as a percentage of net sales remained constant at 7% for 1994 and 1993. Selling, general and administrative expenses as a percentage of net sales remained constant at 16% for 1994 and 1993. Interest expense increased due to increased borrowings resulting from the acquisition of Daymarc and working capital needs.

        INCOME TAXES - The effective tax rate was 39% in 1994 and 38% in 1993. The 1% increase was due primarily to the rate increase as a result of passage of the Revenue Reconciliation Act of 1993.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's net cash flow generated by operating activities in 1995 was $33 million. This was up substantially from 1994 due to increased earnings combined with significant increases in accrued payroll, warranty and other liabilities. Net cash used for investing activities was $5.3 million including $4.1 million for the acquisition of Daymarc's new facility. Net cash used for financing activities was $2 million. Cash used for financing activities included a $1.4 million reduction in long-term borrowings and $1.4 million cash used for dividends. At December 31, 1995, the Company had $3 million available under its short-term line of credit and working capital of $57.2 million. It is anticipated that present working capital, cash flow from operations and available borrowings under the credit line will be sufficient to meet the Company's 1996 operating requirements and anticipated capital expenditures of approximately $5 million.

BUSINESS RISKS AND UNCERTAINTIES

        The Company's operating results are substantially dependent on the semiconductor equipment business conducted through its Delta Design and Daymarc subsidiaries. This capital equipment business is in turn highly dependent on the overall strength of the semiconductor industry. Worldwide demand for semiconductors has historically been subject to substantial cyclical swings and price volatility. The Company's favorable operating results in 1995 benefited from the record growth in worldwide demand for and production of semiconductors.

        The Company cannot predict how long the favorable conditions in the semiconductor industry will continue. To the extent that the industry growth rate slows, demand for capital equipment such as that produced by the Company will be negatively impacted. In addition, as is common in the industry, the Company relies on a limited number of customers for a substantial percentage of its net sales (two customers accounted for 35% of net sales in 1995). The loss of or a significant reduction in orders by any such customer not compensated for by other customer orders could adversely impact the Company's annual and quarter to quarter results of operations.

        Semiconductor equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part on its ability to enhance existing products and develop new products that enable semiconductor manufacturers to handle and test semiconductors more efficiently. Failure to introduce new products in a timely manner or the introduction by competitors of products with perceived or actual advantages could result in a loss of competitive position and reduced sales of existing products.

        Due to these and other factors, historical results may not necessarily be indicative of results of operations for any future period.
================================================================================

                 BOARD OF DIRECTORS             OFFICERS

                   WILLIAM S. IVANS             JAMES W. BARNES*
              Chairman of the Board             President & Chief Executive Officer
                     of the Company
              San Diego, California             CHARLES A. SCHWAN*
                                                Executive Vice President & Chief Operating Officer

                                                JOHN H. ALLEN
                   JAMES W. BARNES*             Vice President, Finance & Chief Financial Officer, Secretary
President & Chief Executive Officer
                     of the Company             *Effective March 1, 1996 Mr. Schwan was promoted to President &
              San Diego, California             Chief Executive Officer

                    HARRY L. CASARI             REGISTRAR AND TRANSFER AGENT
                    Retired Partner             Chemical Mellon Shareholder Services
                  Ernst & Young LLP             300 S. Grand Ave.
              San Diego, California             Los Angeles, California 90091
                                                (800) 356-2017

                                                INDEPENDENT AUDITORS
                     FRANK W. DAVIS             Ernst & Young LLP
       Retired Aerospace Executive;             San Diego, California
        former President of Convair
              Aerospace Division of             COUNSEL
                   General Dynamics             Gray Cary Ware & Freidenrich
               La Jolla, California             San Diego, California

                                                COHU STOCK INFORMATION
                                                Cohu, Inc. stock is traded on the NASDAQ National Marketing System
                      GENE E. LEARY             under the symbol "COHU."
        Retired Accounting and Data             The following table sets forth the high and low closing sales prices as
            Processing Executive at             reported on the NASDAQ National Market System during the last two
                Honeywell, Inc. and             years. Stock prices reported prior to June 6, 1995 have been restated
           Control Data Corporation             to reflect a two-for-one stock split.
               La Jolla, California

                                                                               1995                 1994
                                                                          ---------------     -----------------
                                                                          High       Low       High       Low
                                                                          ------    ------    ------     -----

                 CHARLES A. SCHWAN*                     First Quarter     16        10 7/8    11 3/8     9 1/8
           Executive Vice President                     Second Quarter    23 7/8    14 1/4     9 1/8     8 1/8
          & Chief Operating Officer                     Third Quarter     35 3/4    26        10 5/8     7 5/8
                     of the Company                     Fourth Quarter    32 3/4    23 3/4    11 1/4     9 5/8
              San Diego, California
                                                At December 31, 1995 the Company had 1,635 shareholders of record.

                                                A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FILED WITH
                                                THE SECURITIES AND EXCHANGE COMMISSION FOR 1995 IS AVAILABLE
                                                WITHOUT CHARGE.

                                                Please Contact:

                                                John H. Allen
                                                Cohu, Inc.
                                                5755 Kearny Villa Road
                                                San Diego, CA 92123
                                                (619) 277-6700

16