Form 10-K405, Exhibit 13
period 1996-12-31
COHU INC
filed 1997-03-18
CIK 21535

                                                                      EXHIBIT 13
================================================================================

COMPANY PROFILE

Cohu, Inc. is the largest U.S. based, and one of the world's largest, suppliers of test handling equipment used by semiconductor manufacturers in final test operations. The Company, with sales and service facilities worldwide, also manufactures closed circuit television, metal detection and microwave equipment.

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

OPERATIONS:



                                        1996         1995
                                     ---------     ---------
Orders                               $ 147,857     $ 189,394
Net sales                              159,353       178,759
Net income                              24,239        23,622
Net income per share                      2.50          2.46

BALANCE SHEET:


Cash, cash equivalents and
  short-term investments                52,986        28,874
Working capital                         78,003        57,228
Total assets                           117,926       103,934
Stockholders' equity                    96,272        72,029


YEAR        ORDERS      SALES       NET INCOME  STOCKHOLDERS' EQUITY

1992        55.5        54.4        3.1               27.5

1993        77.9        75.3        6.8               33.6

1994        106.8       102.7       10.1              47.4

1995        189.4       178.8       23.6              72.0

1996        147.9       159.4       24.2              96.3

FORWARD-LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND IS SUBJECT TO THE SAFE HARBOR PROVISIONS CREATED BY THAT STATUTE. THE WORDS "PLAN", "FORECAST", "EXPECT", "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO THOSE DISCUSSED UNDER THE CAPTION "BUSINESS RISKS AND UNCERTAINTIES" ON PAGE 16 OF THIS ANNUAL REPORT, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.

LETTER TO STOCKHOLDERS:
================================================================================


      Sales for 1996 were $159.4 million, a decrease of 11% from 1995 sales of $178.8 million. Net income for 1996 increased 3% to $24.2 million, or $2.50 per share, from $23.6 million, or $2.46 per share for 1995. Orders for 1996 were $147.9 million, a decrease of 22% from 1995 orders of $189.4 million.

      Sales and orders declined from 1995 levels as the slowdown in the semiconductor industry had an adverse effect on orders for test handling equipment manufactured by the Company's Delta Design and Daymarc subsidiaries. Fourth quarter sales and net income were also impacted by the slowdown. On the positive side, orders for the fourth quarter were 47% higher than the prior quarter, thereby reversing the 1996 downward order trend.

      Sales of semiconductor test handling equipment accounted for 79% of consolidated sales for 1996 compared to 82% of sales in 1995. Sales of television cameras and related equipment by the Electronics Division accounted for 14% of sales and the FRL and BMS subsidiaries, combined, contributed 7% of sales. International sales for 1996 were $71.7 million compared to 1995 international sales of $72 million and accounted for 45% of consolidated sales compared to 40% for the prior year. Most of these sales were to off-shore operations of major multinational semiconductor manufacturers. The largest segment of international sales is supported by our subsidiary located in Singapore with additional service personnel located in Malaysia, Hong Kong, Taiwan, Thailand, China and the Philippines.

      Despite the difficult conditions that the Company and the semiconductor equipment industry faced in 1996, it was a year of significant accomplishments for Cohu. The Company generated $30.1 million in cash from operations and ended 1996 in the strongest financial position in its history with no bank debt and $53 million in cash and short-term investments. The new Daymarc facility in Littleton, Massachusetts was opened and that along with the expansion of Delta's facilities in San Diego increased our semiconductor equipment floor space by 60% to 206,000 square feet. More resources were committed to research and development which increased 37% to $14.0 million in 1996 from $10.2 million in 1995. We plan on continuing these efforts in 1997.

      In addition, Cohu was included in the Forbes magazine list of the "200 Best Small Companies in America" and the Fortune magazine list of the "100 Fastest Growing Companies in America". These lists were compiled based on financial information through mid 1996. We are proud of this recognition for our outstanding financial performance and realize that inclusion on any such future lists will be challenging.

      We believe that Cohu's global market presence, strong balance sheet and the increased investment in research and development places the Company in a position to benefit from the promising long-term outlook of the semiconductor industry.

      Dividends of $1.9 million or $.20 per share were paid in 1996, the 18th consecutive year of cash dividend payments and the 10th year in a row in which dividends were increased.

      We thank our customers and stockholders for their confidence and our employees and suppliers for their support and loyalty.

      Sincerely,


      /s/  CHARLES A. SCHWAN
      -------------------------------------
      Charles A. Schwan
      President and Chief Executive Officer
      February 17, 1997

SELECTED FINANCIAL DATA
(in thousands, except per share and employee data)

FOR THE YEARS ENDED DECEMBER 31                                    1996        1995          1994           1993             1992
                                                                ---------    ---------     ---------       --------       --------
Net Sales:
     Semiconductor test handling equipment                      $ 126,236    $ 146,093     $  72,502       $ 47,827       $ 30,045
     Television and other equipment                                33,117       32,666        30,224         27,451         24,353
                                                                ---------    ---------     ---------       --------       --------
                                                                $ 159,353    $ 178,759     $ 102,726       $ 75,278       $ 54,398
                                                                =========    =========     =========       ========       ========
Operating profit:
     Semiconductor test handling equipment                      $  34,460    $  36,490     $  15,063       $  9,261       $  4,582
     Television and other equipment                                 2,826        1,964         1,829          1,821          1,386
                                                                ---------    ---------     ---------       --------       --------
Less:                                                              37,286       38,454        16,892         11,082          5,968
     Corporate administrative expense                                (407)        (224)         (128)           (99)           (61)
     Interest income                                                1,960          704            60             31            -
     Interest expense                                                 -            (12)         (206)            (4)          (130)
                                                                ---------    ---------     ---------       --------       --------
Income before income taxes and effect of accounting change         38,839       38,922        16,618         11,010          5,777
Provision for income taxes                                         14,600       15,300         6,500          4,200          2,290
                                                                ---------    ---------     ---------       --------       --------
Income before effect of accounting change                          24,239       23,622        10,118          6,810          3,487
Transition effect of accounting change, net of taxes                  -            -             -               -             410
                                                                ---------    ---------     ---------       --------       --------

Net income                                                      $  24,239    $  23,622     $  10,118       $  6,810       $  3,077
                                                                =========    =========     =========       ========       ========

Income per share before effect of accounting change             $    2.50    $    2.46     $    1.15       $   0.81       $   0.43
Net income per share                                                 2.50         2.46          1.15           0.81           0.38
Cash dividends per share, paid quarterly                             0.20         0.16          0.12           0.10           0.09

Depreciation and amortization deducted in arriving
 at operating profit:
     Semiconductor test handling equipment                      $     990    $   1,051     $     498       $    260       $    224
     Television and other equipment                                   663          833           683            692            675
                                                                ---------    ---------     ---------       --------       --------
                                                                $   1,653    $   1,884     $   1,181       $    952       $    899
                                                                =========    =========     =========       ========       ========
Capital expenditures:
     Semiconductor test handling equipment                      $   3,586    $   4,932     $     649       $    409       $    342
     Television and other equipment                                 1,550          355           371            328            870
                                                                ---------    ---------     ---------       --------       --------
                                                                $   5,136    $   5,287     $   1,020       $    737       $  1,212
                                                                =========    =========     =========       ========       ========
AT DECEMBER 31
Total assets by industry segment:
     Semiconductor test handling equipment                      $  39,981    $  48,708     $  45,316       $ 19,733       $ 17,449
     Television and other equipment                                18,022       19,126        18,730         18,313         17,337
     Corporate                                                     59,923       36,100         3,922          4,789          1,274
                                                                ---------    ---------     ---------       --------       --------
                                                                $ 117,926    $ 103,934     $  67,968       $ 42,835       $ 36,060
                                                                =========    =========     =========       ========       ========

Working capital                                                 $  78,003    $  57,228     $  37,680       $ 26,352       $ 19,126
Long-term debt                                                        -            -           1,400            -               -
Number of employees                                                   796          903           707            562            476
Number of equivalent shares                                         9,677        9,584         8,816          8,366          8,140


QUARTERLY FINANCIAL DATA (UNAUDITED                                 FIRST       SECOND        THIRD           FOURTH        YEAR
-----------------------------------                                 -----       ------        -----           ------        ----
Net sales:              1996                                    $  50,232    $  45,864     $  34,763       $  28,494      $159,353
                        1995                                       32,182       45,212        49,035          52,330       178,759

Gross profit:           1996                                       22,884       21,066        14,876          11,949        70,775
                        1995                                       12,281       17,268        18,905          22,591        71,045

Net income:             1996                                        7,894        7,582         5,191           3,572        24,239
                        1995                                        3,480        4,940         6,500           8,702        23,622

Net income per share:   1996                                         0.81         0.78          0.54            0.37          2.50
                        1995                                         0.37         0.52          0.67            0.90          2.46

SEMICONDUCTOR TEST HANDLING EQUIPMENT
================================================================================


      Through its Delta Design and Daymarc subsidiaries, Cohu is the largest U.S. based and one of the world's largest, suppliers of semiconductor test handling equipment. Test handlers are electromechanical systems designed to automatically handle, temperature condition, contact and sort integrated circuits (ICs) during the IC test process. Testers are specialized, computer controlled electronic systems that perform electronic evaluation of ICs, including proper functionality, voltage/current characteristics and critical timing parameters. Testing is used to determine the quality and performance of the packaged IC prior to shipment to customers. Testers are designed to test specific IC types, such as microprocessor, logic, DRAM or mixed signal, without regard to the package used to house the IC. On the other hand, the package, rather than the circuit type, is critical to the test handler, which is connected to the tester and automates the flow of ICs through the test process.

      The Company designs, manufactures, markets and services IC test handling equipment from facilities in San Diego, California (Delta Design) and Littleton, Massachusetts (Daymarc). Sales, service and technical personnel are located throughout the U.S., Asia and Europe. Most test handlers use one of two handling technologies to transport ICs: gravity-feed or pick-and-place. Generally, the preferred handling approach is dictated by the IC package type. ICs with leads on only two sides, such as dual-in-line and Small Outline (SOIC), are usually handled in gravity feed equipment. ICs with leads on all four sides, such as the Quad Flat Pack and certain ICs with leads on two sides, such as the TSOP, are typically run in pick-and-place systems. Delta Design's Semiconductor Test Handling Equipment systems utilize pick-and-place handling approaches while Daymarc's equipment employs gravity feed techniques. The two product lines are complementary, with effectively no overlap.

      As a significant portion of IC test is performed at hot and/or cold temperatures, many of the Company's test handlers are designed to provide a controlled test environment over the range -60 degrees C to +160 degrees C. Both Delta Design and Daymarc are recognized throughout the industry for their expertise in hot/cold test handling. In addition to temperature capability, other key factors in the design of test handlers are equipment speed, flexibility, parallel test capability and size.

      Handlers are complex, electromechanical systems which are used continuously in high production environments, and many are in service twenty-four hours per day, seven days a week. Handler "uptime" is a critically important issue to customers and the availability of trained technical support personnel is a key competitive factor in the marketplace. For these reasons, the Company employs direct sales and service engineers wherever possible, including Southeast Asia, where over 50% of IC testing takes place.

      In 1996, after five years of unprecedented growth, the semiconductor industry went into a downturn. Semiconductor manufacturers found themselves with too much manufacturing capacity and many sharply reduced capital spending. Suppliers of equipment to the semiconductor industry, such as Delta Design and Daymarc, felt the effects of this slowdown in lower order rates, reduced backlog, and less visibility from customers concerning future purchase plans. Both Delta Design and Daymarc took steps throughout the year to reduce production rates and control costs in this uncertain operating environment.

      The Company believes that the long-term prospects for the semiconductor industry are excellent. VLSI Research forecasts that the semiconductor industry will grow on average at an annual rate of 20% through 2001. Equipment suppliers, like Delta Design and Daymarc, must be prepared for the volatility that characterizes the semiconductor business but should continue to have exciting business opportunities in a dynamic growth industry.

================================================================================

DELTA DESIGN

      Through the use of IC package dedication kits, Delta Design's pick-and-place test handlers are capable of accommodating virtually any semiconductor package type. This flexibility is a key requirement of semiconductor manufacturers, who must continously produce new IC package types to meet the needs of their customers and the requirements of IC design engineers.

      Delta is believed to have the largest installed base of pick-and-place test handlers, with more than 1,300 systems installed at over 100 locations worldwide.

      Historically, most pick-and-place handlers have been used in logic test applications, where the transition in packaging technology first occurred. Because of the relatively short test times of logic devices, handler index time, or the idle time between test cycles, is critical. Two of Delta's pick-and-place handlers are believed to have among the fastest index times in the industry.

      Increasingly, the shift in packaging is taking place in memory packages, as well. Due to the longer test times associated with memory testing, simultaneous testing of multiple devices (parallel testing) is required. Delta has successfully adapted several of its handlers to test up to eight devices in parallel and is developing systems capable of testing 16 or more devices in parallel.

      The Delta Turbo Flex(TM), available in three models with various levels of automation, provides hot/cold test capability and unmatched versatility in IC package and media (tray or tube) handling. The "Flex" is considered an industry workhorse, and more Flexes have been sold than any other pick-and-place test handler. Through Delta's continuous product improvement process, the Flex has been successfully adapted to meet the evolving needs of IC manufacturers.

      The Model 2040, or RFS(TM), is a fast-index time pick-and-place handler, designed for high production applications. The handler's large environmental storage capacity enables uninterrupted operation in short test applications and parallel testing of up to four devices. The RFS(TM) utilizes a patented contactor indexing mechanism to achieve an index time of approximately 500 milliseconds.

      The Model 1688 is an ambient pick-and-place handler, which uses the same fast contactor indexing mechanism as the RFS(TM). The small size footprint of only eleven square feet, combined with the high speed and dependable operation of this handler, make it a highly-cost effective solution for test applications where environmental capability is not required.


DELTA RFS, HIGH PRODUCTION HANDLER

================================================================================

DAYMARC

      Daymarc, which was acquired by Cohu in June 1994, was established in 1959 and was the first equipment company to introduce a gravity feed, fully automatic test handler.

      The Company relocated during March 1996 to a larger facility in Littleton, Massachusetts approximately 30 miles from Boston. The Littleton facility has 102,000 square feet and is twice the size of the former facility. The new facility, with expansion options for future growth, will support Daymarc's needs for the foreseeable future.

      Daymarc test handlers are designed to deliver high throughput, maximize operator productivity and increase yields through proprietary, high performance contacting technology.

      Daymarc manufactures three lines of test handlers; the 717 Series, 3000 Series and 4000 Series. The 717 Series test handlers are designed specifically for SOIC packages. The small dimensions and high speed applications of the SOIC package require a handler with minimal transition distances, high performance contacting and automation features to reduce the need for operator intervention. The 717 ambient and tri-temperature handlers feature index times of 350 and 500 milliseconds, respectively. Changeover for a different device package requires less than 30 minutes.

      The 3000 Series is available in single, dual/quad and thirty-two site configurations. These handlers can be reconfigured with device dedication kits to accommodate a wide range of package types at throughput rates up to 4,200 units per hour (UPH). The 3000 Series handlers provide tri-temperature operation and input/output automation for increased productivity.


      The 4000 Series handlers combine high speed with multi-site capability. The first in the Series, the 4100, may operate at speeds up to 18,000 UPH in dual or quad site configurations. The 4100 is currently available as an ambient only handler and will eventually include a tri-temperature version with other configurations. The 4100, which occupies only seven square feet of floor space, is believed to be one of the fastest handlers available on the market.



DAYMARC 3287, 32 SITE GRAVITY FED HANDLER

TELEVISION AND OTHER EQUIPMENT
================================================================================

      The Electronics Division has been a leading American designer and manufacturer of closed circuit television (CCTV) cameras and systems for over 40 years. The customer base is broadly distributed between machine vision, scientific imaging and security/surveillance markets.

      Sales reached new records in 1996, with gains in both original equipment manufacturing (OEM) and traffic surveillance products. The Division manufactures video cameras for a number of OEM companies that integrate Cohu cameras into their products. Cohu's reputation of quality products and manufacturing capability has made it an excellent choice in highway system surveillance cameras throughout the United States.

      Other distribution channels for television products include direct sales to end users, contractors and value-added resellers. The Division is most readily differentiated from the competition by its willingness and ability to create quality products that solve a customer's unique requirements. Cohu's long established role in advanced CCTV technology is based on a continuing commitment to quality, product performance and competitiveness. The current product line represents a comprehensive array of indoor and outdoor CCTV cameras as well as camera control equipment.

      Cohu cameras are ideally suited to video-based machine imaging systems and are used by numerous suppliers of these systems. Cameras are most commonly used for assembly, test and measurement applications. Opportunities for Cohu cameras also exist in scientific industries using video technology. The Division builds cameras that are integrated into systems for gel analysis, medical research, optical comparison and image cataloging.

      Cohu is among the leaders in video systems for traffic management in the U.S. and is an OEM provider to a key manufacturer of wide area detection products for intersection control. In addition to sales of standard cameras to state and federal highway departments, the Division successfully demonstrated, then sold its new technology cameras which are capable of reading license plates in diverse sunlight conditions. More than 300 Cohu CCTV cameras were integrated into an existing system providing video surveillance of Atlanta's streets, freeways and rail system at the 1996 Olympics.

      The Division continues to pursue opportunities in the international market through the support of existing distribution channels and OEM opportunities. Process monitoring and advanced imaging applications provide the majority of international sales. In 1996 a distribution agreement was signed with a major sales organization that will provide Cohu with increased exposure on the European continent.

      The Division has been involved with a number of large scale construction projects where specialized design expertise is provided to major engineering firms. Typical installations include process monitoring for waste handling facilities, water works, hazardous material surveillance and


COHU CCTV CAMERAS USED FOR TOLL EVASION DETECTION

================================================================================

facility security. Advances in digital imaging software may provide increased opportunities for Cohu systems and cameras in surveillance and process control applications.

      The Division is registered compliant to ISO-9001 standards, the most rigid of five levels of standards in the ISO 9000 series. ISO registration is a competitive advantage in market areas where ISO 9000 is heavily supported, such as Europe and the Middle East.

      In 1997 key markets for Cohu CCTV products will include applications for transportation, machine vision, microscopy and surveillance.

FRL

      Fisher Research Laboratory (FRL) designs, manufactures and sells metal detectors and related underground detection devices for industrial and hobby markets. All products are sold under the Fisher M-Scope label.

      Industrial products include pipe and cable locators, buried-cable fault locators, water leak detectors, property marker locators and instruments for finding reinforcing bars in concrete. Fisher's new XLT-20 water leak detector can detect the sound of escaping water and pinpoint small leaks in buried pipes to a depth of six feet.

      Consumer metal detectors include models for prospectors, sport divers, relic hunters and weekend treasure hunters. As with the industrial line, Fisher's consumer products have a well earned reputation for quality, performance and durability. As a result, many of the metal detectors designed for the hobby market are used by law enforcement officials, archaeologists and professional treasure salvors.

      Fisher products are sold world wide with major markets in the U.S., Western Europe, Canada and the Pacific rim. Emerging markets include such countries as Russia, China and Turkey. Export sales were nearly 30% of sales in 1996.

BMS

      Broadcast Microwave Services, Inc. (BMS) manufactures high quality microwave radio equipment, antenna systems and related support items. These products are used in the transmission of telemetry, data, video and audio signals. Customers include government test ranges, law enforcement agencies, unmanned air vehicle programs and television broadcasters.

      BMS has seen an increase in business related to unmanned air vehicles and this trend may continue as government related projects consider switching from large development programs to available standard equipment. This application requires transmitters, receivers, airborne antennas and automatic tracking antenna and control systems. Similar products are also being sold for coastal surveillance applications.

      We believe opportunities in the broadcast television market may exist as older point-to-point microwave links and ENG (electronic news gathering) equipment is replaced. New product development has been directed at these markets. Additional growth opportunities may be created in the future as television stations add the capability to transmit High Definition Television signals.

CONSOLIDATED BALANCE SHEETS
================================================================================
(in thousands, except par value)

ASSETS                                                         December 31,
                                                             1996        1995
                                                          --------    --------
Current assets:
     Cash and cash equivalents                            $ 24,660    $ 28,874
     Short-term investments                                 28,326          -
     Accounts receivable less allowance for
       doubtful accounts of $1,827 in 1996
       and $1,565 in 1995                                   19,170      27,572
     Inventories, at lower of average cost or market:
          Finished goods                                     2,395       3,466
          Work in process                                    6,012       7,759
          Material and parts                                 7,175      10,019
                                                          --------    --------
                                                            15,582      21,244
     Deferred income taxes                                   9,681       9,413
     Prepaid expenses                                        1,166         973
                                                          --------    --------
          Total current assets                              98,585      88,076
Property, plant and equipment, at cost:
     Land and land improvements                              2,114       1,150
     Buildings and building improvements                    11,932      10,355
     Machinery and equipment                                14,069      11,697
                                                          --------    --------
                                                            28,115      23,202
     Less accumulated depreciation and amortization         11,304      10,031
                                                          --------    --------
          Net property, plant and equipment                 16,811      13,171
Goodwill, net of accumulated amortization of
  $658 in 1996 and $501 in 1995                              2,469       2,626
Other assets                                                    61          61
                                                          --------    --------
                                                          $117,926    $103,934
                                                          ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                    $   4,464   $   7,453
     Commissions payable                                     1,565       1,735
     Income taxes payable                                    1,552       7,062
     Accrued compensation and benefits                       6,291       7,881
     Accrued warranty                                        2,726       2,567
     Other accrued liabilities                               3,984       4,150
                                                          --------    --------
          Total current liabilities                         20,582      30,848
Accrued retiree medical benefits                               916         859
Deferred income taxes                                          156         198
Commitments

Stockholders' equity:
     Preferred stock, $1 par value; 1,000 shares
       authorized, none issued                                  -            -
     Common stock, $1 par value; 25,000 shares
          authorized, 9,341 shares issued and
          outstanding in 1996 and 9,092 shares
          in 1995                                            9,341       9,092
     Paid in excess of par                                   5,863       4,252
     Retained earnings                                      81,068      58,685
                                                          --------    --------
          Total stockholders' equity                        96,272      72,029
                                                          --------    --------
                                                          $117,926    $103,934
                                                          ========    ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
================================================================================
(in thousands, except per share amounts)

                                                       Years ended December 31,
                                                 1996          1995            1994
                                              --------      ---------       ---------
Net sales                                     $159,353      $ 178,759       $ 102,726
Cost and expenses:
     Cost of sales                              88,578        107,714          64,323
     Research and development                   13,968         10,192           7,477
     Selling, general and administrative        19,928         22,623          14,162
                                              --------      ---------       ---------
Income from operations                          36,879         38,230          16,764
Interest income                                  1,960            704              60
Interest expense                                    -             (12)           (206)
                                              --------      ---------       ---------
Income before income taxes                      38,839         38,922          16,618
Provision for income taxes                      14,600         15,300           6,500
                                              --------      ---------       ---------
Net income                                    $ 24,239      $  23,622       $  10,118
                                              ========      =========       =========

Net income per share                          $   2.50      $    2.46       $    1.15
                                              ========      =========       =========

Average common shares and equivalents            9,677          9,584           8,816
                                              ========      =========       =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
(in thousands)

                                                                 Years ended December 31,
                                                               1996       1995       1994
                                                               ----       ----       ----
Cash flows from operating activities:
     Net income                                              $24,239    $23,622    $10,118
     Adjustments to reconcile net income to
       net cash provided from operating activities:
          Depreciation and amortization                        1,653      1,884      1,181
          Purchase consideration paid with stock                 589      1,593         -
          Deferred income taxes                                 (310)    (6,929)    (1,886)
          Increase in accrued retiree medical benefits            57         58         58
          Changes in assets and liabilities, net
            of effects from purchase of Daymarc:
               Accounts receivable                             8,402     (7,085)    (8,332)
               Inventories                                     5,662      7,197     (3,116)
               Prepaid expenses                                 (193)      (335)      (261)
               Accounts payable                               (2,989)     1,071      3,032
               Commissions payable                              (170)      (482)       642
               Income taxes payable                           (5,200)     5,132        490
               Accrued compensation, warranty
                 and other liabilities                        (1,597)     7,295      1,312
                                                             -------    -------    -------
               Net cash provided from operating
                 activities                                   30,143     33,021      3,238
Cash flows from investing activities:
     Purchases of short-term investments                     (28,326)       -           -
     Purchase of Daymarc, net of cash acquired                   -          -       (3,590)
     Purchases of property, plant and equipment               (5,136)    (5,287)    (1,020)
     Other assets                                                -            1        (29)
                                                             -------    -------    -------
               Net cash used for investing activities        (33,462)    (5,286)    (4,639)
Cash flows from financing activities:
     Reduction in line of credit and long-term borrowings        -       (1,400)    (2,600)
     Proceeds from long-term borrowings                          -          -        4,000
     Issuance of stock, net                                      961        836        202
     Dividends paid                                           (1,856)    (1,393)    (1,016)
                                                             -------    -------    -------
               Net cash provided from (used for)
                 financing activities                           (895)    (1,957)       586
                                                             -------    -------    -------
Net increase (decrease) in cash and cash equivalents          (4,214)    25,778       (815)
Cash and cash equivalents at beginning of year                28,874      3,096      3,911
                                                             -------    -------    -------
Cash and cash equivalents at end of year                     $24,660    $28,874    $ 3,096
                                                             =======    =======    =======
Supplemental disclosure of cash flow information:
     Cash paid during the year for:
          Income taxes                                       $20,110    $17,097    $ 7,047
          Interest                                                -          12        206
     Liabilities assumed in purchase of Daymarc                   -         -        4,971


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
================================================================================
(in thousands, except par value and per share amounts)


                                           Years ended December 31, 1996, 1995 and 1994
                                       ------------------------------------------------------
                                         Common Stock     Paid           Retained
                                         $1 par value  excess of par     earnings      Total
                                         ------------  -------------     --------      -----
Balance at December 31, 1993               $4,053        $2,184          $27,354      $33,591
     Cash dividends - $.12 per share          -             -             (1,016)      (1,016)
     Daymarc acquisition                      298         4,178             -           4,476
     Repurchase and retirement of stock        (2)          (25)            -             (27)
     Exercise of stock options                 56           173             -             229
     Net income                               -             -             10,118       10,118
                                           ------        ------          -------      -------
Balance at December 31, 1994                4,405         6,510           36,456       47,371
     Two-for-one stock split                4,405        (4,405)            -            -
     Cash dividends - $.16 per share          -               -          (1,393)       (1,393)
     Daymarc acquisition                       62         1,531             -           1,593
     Repurchase and retirement of stock        (6)         (114)            -            (120)
     Exercise of stock options                226           730             -             956
     Net income                                -            -             23,622       23,622
                                           ------        ------          -------      -------
Balance at December 31, 1995                9,092         4,252           58,685       72,029
     Cash dividends - $.20 per share           -            -             (1,856)      (1,856)
     Daymarc acquisition                       29           560             -             589
     Repurchase and retirement of stock        (1)          (30)            -             (31)
     Exercise of stock options                221           771             -             992
     Tax benefit from stock options           -             310             -             310
     Net income                               -             -             24,239       24,239
                                           ------        ------          -------      -------
Balance at December 31, 1996               $9,341        $5,863          $81,068      $96,272
                                           ======        ======          =======      =======

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRESENTATION - The consolidated financial statements include the accounts of Cohu, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany accounts and balances have been eliminated in consolidation. Reclassification has been made to certain prior year amounts to conform to the 1996 presentation.

   INVESTMENTS - Highly liquid investments with insignificant interest rate risk and original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of the Company's investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, recorded in stockholders' equity. Gross unrealized gains and losses were not significant at December 31, 1996 and 1995. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available for the Company's current operations.

   CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to significant credit risk consist principally of cash equivalents, short-term investments and trade accounts receivable. The Company invests in a variety of financial instruments and by policy limits the amount of credit exposure with any one issuer. The Company's customers include semiconductor manufacturers and others located throughout the world. The Company performs ongoing credit evaluations of its customers and generally requires no collateral from them.

   DEPRECIATION AND AMORTIZATION - Depreciation and amortization of property, plant and equipment is calculated principally on the straight-line method based on estimated useful lives of five to forty years for buildings and building improvements and three to ten years for machinery and equipment. Goodwill is being amortized on the straight-line method over twenty years.

   INCOME PER SHARE - Per share information is based on the weighted average number of shares outstanding during each period and the dilutive effect of the assumed exercise of stock options.

   REVENUE RECOGNITION - Revenue is generally recognized upon shipment or, in instances where products are required to meet certain customer requirements, upon successful completion of such requirements. Product warranty costs are accrued in the period sales are recognized.

      STOCK BASED COMPENSATION - The Company grants stock options for a fixed number of shares to employees and outside directors. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and recognizes no compensation expense for such option grants. Had compensation cost for the Company's 1995 and 1996 option grants been determined consistent with FASB Statement 123, Accounting for Stock-Based Compensation, the impact on net income and net income per share would not have been significant.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that effect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, the usage and recoverability of inventory and long-lived assets and the incurrence of warranty costs. The actual results could differ from those estimates.

2. ACQUISITION OF DAYMARC

      In June 1994 the Company acquired Daymarc Corporation in a transaction accounted for as a purchase. The Company's consolidated financial statements include the results of Daymarc from June 1994 forward. If the acquisition had occurred on January 1, 1994 the Company's unaudited pro forma net sales, net income and net income per share for the year ended December 31, 1994 would have been $114,988,000, $11,688,000 and $1.28, respectively. In 1996, 1995 and 1994 performance-based consideration and compensation totaling $1,472,000, $3,982,000 and $833,000, respectively, was earned and charged to operations.

3. INVESTMENTS

           Investments at December 31, 1996 and 1995, all with maturities of one year or less, were as follows:

(in thousands)                             1996          1995
                                         --------      --------
U.S. Treasuries and
  obligations of U.S.
  Government Agencies                    $  9,880      $ 10,069
Corporate debt securities                  26,322            -
Bankers Acceptances                         5,847            -
                                         --------      --------
Total investments                          42,049        10,069
Less amounts classified
   as cash equivalents                    (13,723)      (10,069)
                                         --------      --------
Short-term investments                   $ 28,326      $     -
                                         ========      ========

At December 31, 1996 and 1995 the estimated fair value of the Company's investments approximated amortized cost.

4. LINE OF CREDIT

      The Company maintains a $5,000,000 unsecured bank line-of-credit facility bearing interest at the bank's prime reference rate. The facility requires compliance with certain financial covenants and expires in May 1998. No borrowings were outstanding at December 31, 1996 or 1995.

================================================================================

5.   INCOME TAXES

            Significant components of the provision for income taxes are as follows:



(in thousands)                1996        1995      1994
                            -------     -------     ------
Current:
     Federal                $12,283     $18,154     $6,404
     State                    2,627       4,075      1,982
                            -------     -------     ------
Total current                14,910      22,229      8,386
Deferred:
     Federal                   (256)     (5,627)    (1,458)
     State                      (54)     (1,302)      (428)
                            -------     -------     ------
Total deferred                 (310)     (6,929)    (1,886)
                            -------     -------     ------
                            $14,600     $15,300     $6,500
                            =======     =======     ======

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


(in thousands)
Deferred tax assets:                       1996      1995
                                         ------     ------
     Reserves and accrued warranty
         not currently deductible       $ 8,634    $ 8,284
     Accrued state taxes                    584        784
     Accrued employee benefits              966        926
     Other                                  421        202
                                         ------     ------
          Total deferred tax assets      10,605     10,196
                                         ======     ======

     Deferred tax liabilities:
       Tax over book depreciation         1,080        981
                                         ------     ------
          Net deferred tax assets        $9,525     $9,215
                                         ======     ======

      The reconciliation of income tax computed at the U.S. federal statutory tax rates to the provision for income taxes is as follows:

(in thousands)                               1996         1995      1994
                                           -------      -------    ------
Tax at U.S. statutory rates                $13,594      $13,623    $5,816
State income taxes, net of
   federal tax benefit                       1,672        1,827     1,026
FSC benefit                                 (1,100)      (1,278)     (228)
Nondeductible goodwill and
   performance-based
     consideration expense                     261          799        34
Other - net                                    173          329      (148)
                                           -------      -------    ------
                                           $14,600      $15,300    $6,500
                                           =======      =======    ======

6. STOCKHOLDER RIGHTS PLAN

      In November 1996 the Company adopted a Stockholder Rights Plan and declared a dividend distribution of one Right for each share of Common Stock, payable to holders of record on December 3, 1996. Under certain conditions, each Right may be exercised to purchase 1/100 of a share of Series A Preferred Stock at a purchase price of $90, subject to adjustment. The Rights are not presently exercisable and will only become exercisable following the occurrence of certain specified events. If these specified events occur, each Right will be adjusted to entitle its holder to receive upon exercise Common Stock having a value equal to two times the exercise price of the Right or each Right will be adjusted to entitle its holder to receive common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending on the circumstances. The Rights expire on November 14, 2006 and may be redeemed by the Company for $0.001 per Right. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the net income per share of the Company.

7. INFORMATION ON INDUSTRY SEGMENTS

      The Company operates in two industry segments. Semiconductor test handling equipment is designed, manufactured and sold to semiconductor manufacturers throughout the world and accounted for 79% of 1996 consolidated net sales. The television and other equipment segment includes electronic products used in electronic imaging, surveillance, detection and microwave communication that are manufactured and sold to government agencies, original equipment manufacturers, contractors, distributors and consumers throughout the world. Export sales, mainly to the Far East and Europe, were approximately $71,700,000, $72,000,000 and $37,900,000 in 1996, 1995 and 1994, respectively. One customer of the test handling equipment segment accounted for 12%, 17% and 22% of net sales 1996, 1995 and 1994, respectively. Another customer of the same segment accounted for 14%, 17% and 10% of net sales in 1996, 1995 and 1994, respectively. Information regarding industry segments for 1996, 1995 and 1994 contained in the Selected Financial Data on page 3 is an integral part of these financial statements.

8. EMPLOYEE BENEFIT PLANS

      RETIREMENT PLAN - The Company has a voluntary defined contribution retirement 401(k) plan whereby it will match contributions up to 4% of employee compensation. Company contributions to the plan were $841,000 in 1996, $737,000 in 1995 and $700,000 in 1994.

      RETIREE MEDICAL BENEFITS -- The Company provides postretirement health benefits under a noncontributory plan to certain executives and directors. The net periodic benefit cost was $78,000, $68,000 and $65,000 in 1996, 1995 and 1994, respectively. The accumulated postretirement benefit obligation at December 31, 1996 consisted of $397,000 attributable to retired employees, $280,000 to active eligible employees and $239,000 attributable to other active employees. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. Annual rates of increase of the cost of health benefits were assumed to be approximately 9.25% in 1996. These rates were then assumed to decrease 0.25% per year to 6% in 2009 and remain level thereafter. A 1% increase in the rate would increase the net periodic benefit cost by approximately $14,000 and the accumulated post-retirement benefit obligation as of December 31, 1996 by approximately $150,000.

================================================================================

      STOCK OPTIONS - Under the Company's stock option plans, options may be granted to key employees and outside directors to purchase shares of the Company's common stock at prices not less than 100% of the fair market value at the date of grant. The Cohu, Inc. 1996 Outside Directors Stock Option Plan was adopted in November 1996 and is subject to stockholder approval. Options become exercisable from one-third to one-fourth annually beginning one year after the grant date and expire 5 to 10 years from the grant date. In November 1996 options to purchase a total of 239,750 shares were granted to employees in exchange for an equal number of canceled options pursuant to an exchange plan approved by the Board of Directors. The newly granted options have exercise prices equal to the fair market value on the date of grant and become exercisable over the four year period ended November 2000. At December 31, 1996 328,900 and 70,000 shares were available for future grants under the employee and outside director plans, respectively.

 Stock option activity under all option plans was as follows:
(in thousands, except per share data)

                                           1996                     1995                     1994
                                    -------------------     --------------------    ------------------
                                              Wt. Avg.                 Wt. Avg.                Wt. Avg.
                                    Shares    Ex. Price     Shares     Ex. Price    Shares    Ex. Price
                                    ------    ---------     ------     ---------    ------    ---------
Outstanding, beginning of year       878      $  9.11       1,022     $  6.20         672      $ 5.50
Granted                              471        20.17         114       24.97         490        6.24
Exercised                           (221)        4.48        (226)       4.23        (112)       2.04
Canceled/Forfeited                  (289)       24.41         (32)       6.86         (28)       3.92
                                    ----                    -----                   -----
Outstanding, end of year             839        11.28         878        9.11       1,022        6.20
                                    ====                    =====                   =====
Options exercisable at year end      378         7.74         399        5.80         414        3.74

The estimated weighted average fair value of options granted during 1996 and 1995 was $9.24 and $11.48, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for 1995 and 1996: risk-free interest rates ranging from 5.5% to 6.8%; dividend yield of 1%; expected life of 5 years and volatility of 48%.

Information about stock options outstanding at December 31, 1996 is as follows:



(options in thousands)

                               Options Outstanding                    Options Exercisable
                  ---------------------------------------------    -------------------------
                     Number    Approximate Wt. Avg.                  Number
   Range of        Outstanding      Remaining          Wt. Avg.    Exercisable     Wt. Avg.
Exercise Prices   at 12/31/96         Life            Ex. Price    at 12/31/96     Ex. Price
$ 1.65                  8            2 years           $  1.65           8         $  1.65
  7.60 to  9.69       518            5 years              7.88         367            7.78
 17.00 to 20.75       313           10 years             17.17           3           19.50
                      ---                                              ---
                      839                                              378
                      ===                                              ===

================================================================================
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Cohu, Inc.

      We have audited the accompanying consolidated balance sheets of Cohu, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cohu, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                     /s/  ERNST & YOUNG LLP

San Diego, California
February 3, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================



RESULTS OF OPERATIONS

1996 COMPARED TO 1995

      Net sales decreased 11% to $159.4 million in 1996 compared to net sales of $178.8 million in 1995. Sales of semiconductor test handling equipment declined 14% in 1996 and accounted for 79% of consolidated net sales in 1996 versus 82% in 1995. The decline in semiconductor equipment sales reflected the semiconductor industry downturn experienced in 1996. Sales of television cameras and other equipment increased 1%. Export sales accounted for 45% of net sales in 1996 compared to 40% in 1995.

      Gross margin as a percentage of net sales was 44% in 1996 versus 40% in 1995 as a result of increased margins in the semiconductor equipment business. Within the semiconductor equipment segment, margins increased in 1996 as a result of a significant reduction in provisions for excess and obsolete inventories and warranty from 1995 levels. These provisions were recorded due to the risks and uncertainties in the semiconductor equipment industry (see "Business Risks and Uncertainties"). The gross margin in 1995 would have been higher than the 1996 margin absent such provisions. Research and development expense as a percentage of net sales was 9% in 1996 up from 6% in 1995 and reflected the Company's increased investment in new product development, particularly in the semiconductor equipment business. Selling, general and administrative expense as a percentage of net sales remained at 13% as a reduction in certain performance based compensation charges was offset by an increase in other selling and administrative expenses in the 1996 period. Interest income in 1996 increased 178% to $2 million due to the significant increase in cash equivalents and short-term investments.

      The provision for income taxes expressed as a percentage of pre-tax income was 38% in 1996 and 39% in 1995. The decrease in the effective tax rate was largely attributable to a decline in nondeductible expenses.

1995 COMPARED TO 1994

      Net sales increased 74% to $178.8 million in 1995 compared to $102.7 million in 1994. Sales of semiconductor test handling equipment by Delta Design and Daymarc increased 102% and accounted for 82% of net sales in 1995 versus 71% in 1994. Daymarc was acquired in June 1994 and its operating results are included from that date forward. Net sales of television and other equipment increased 8% and accounted for 18% of net sales in 1995. Export sales accounted for 40% of net sales in 1995 compared to 37% in 1994.

      Gross margin as a percentage of net sales was 40% in 1995 and 37% in 1994. The increase in margin was due to the increasing percentage of total net sales attributable to semiconductor equipment which has higher margins than television and other equipment. Within the semiconductor equipment segment margins improved due to production efficiencies, volume material purchase discounts and price increases in certain product lines offset by increased provisions for excess and obsolete inventories and warranty. Research and development expense increased to $10.2 million in 1995 although as a percentage of net sales it decreased to 6% versus 7% in 1994. Selling, general and administrative expense increased 60% in 1995 over 1994 but decreased as a percentage of net sales to 13% from 14% in 1994 as the revenue growth rate exceeded the growth rate in this expense area.

      The effective tax rate was 39% in 1995 and 1994. The effective rate was substantially unchanged from 1994 as increased benefits from the Company's foreign sales corporation were offset by the effect of nondeductible expenses.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's net cash flows generated from operating activities in 1996 totaled $30.1 million. The major components of cash flows from operating activities were net income of $24.2 million and decreases in accounts receivable of $8.4 million and inventories of $5.7 million offset by decreases in accounts payable, income taxes payable and other accrued liabilities totaling $10 million. Net cash used for investing activities was $33.5 million and was used for the purchase of short-term investments and property, plant and equipment. Net cash used for financing activities was $.9 million. Cash used for financing activities included $1.9 million for

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

the payment of dividends offset by $1 million received from the issuance of stock upon the exercise of stock options. The Company had $5 million available under its bank line of credit and working capital of $78 million at December 31, 1996. It is anticipated that present working capital and cash generated from operations will be sufficient to meet the Company's 1997 operating requirements including estimated capital expenditures during 1997 of approximately $5 million.

BUSINESS RISKS AND UNCERTAINTIES

      The Company's operating results are substantially dependent on the semiconductor test handling equipment business conducted through its Delta Design and Daymarc subsidiaries. This capital equipment business is in turn highly dependent on the overall strength of the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of oversupply, which often have had a significant effect on the semiconductor industry's demand for capital equipment, including equipment of the type manufactured and marketed by the Company. The Company believes that the markets for newer generations of semiconductors may also be subject to similar cycles and downturns such as that experienced in 1996. Reductions in capital equipment investment by semiconductor manufacturers will adversely affect the Company's results of operations.

      As is common in the semiconductor equipment industry, the Company relies on a limited number of customers for a substantial percentage of its net sales. The loss of or a significant reduction in orders by these customers would adversely impact the Company's results of operations. Furthermore, the concentration of the Company's revenues in a limited number of large customers may cause significant fluctuations in the Company's future annual and quarterly operating results.

      The semiconductor equipment industry is intensely competitive and the Company faces substantial competition from numerous companies throughout the world. Some of these competitors have substantially greater financial, engineering, manufacturing, and customer support capabilities than the Company. In addition, there are smaller, emerging semiconductor equipment companies that provide or may provide innovative technology incorporated in products that may compete favorably against those of the Company. The Company expects its competitors to continue to improve the design and performance of their current products and to introduce new products with improved performance capabilities. Failure to introduce new products in a timely manner, the introduction by competitors of products with perceived or actual advantages or disputes over rights of the Company or its competitors to use certain intellectual property or technology could result in a loss of the Company's competitive position and reduced sales of existing products.

      Semiconductor equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part on its ability to enhance existing products and develop new products with improved performance capabilities. The Company expects to continue to invest heavily in research and development and must manage product transitions successfully as introductions of new products could adversely impact sales of existing products. There can be no assurance that future technologies, processes and product developments will not render the Company's current product offerings obsolete or that the Company will be able to develop and introduce new products or enhancements to its existing products in a timely manner to satisfy customer needs or achieve market acceptance.

      Due to these and other factors, historical results may not be indicative of results of operations for any future period. In addition, certain matters discussed above are forward-looking statements that are subject to the risks and uncertainties noted herein and the other risks and uncertainties listed from time to time in the Company's filings with the Securities and Exchange Commission, including but not limited to the 1996 Annual Report on Form 10-K, that could cause actual results to differ materially from those projected or forecasted. The Company undertakes no obligation to update the information, including the forward-looking statements, in this Annual Report.

              BOARD OF DIRECTORS       CORPORATE OFFICERS

                WILLIAM S. IVANS       CHARLES A. SCHWAN
           Chairman of the Board       President and Chief Executive
                  of the Company       Officer


                                       JOHN H. ALLEN
                 JAMES W. BARNES       Vice President, Finance and
     Retired President and Chief       Chief Financial Officer, Secretary
Executive Officer of the Company


                                       TRANSFER AGENT AND REGISTRAR
                 HARRY L. CASARI       ChaseMellon Shareholder Services,  L.L.C.
                 Retired Partner       P.O. Box 469
               Ernst & Young LLP       Washington Bridge Station
                                       New York, NY 10033
                                       (800) 356-2017
                  FRANK W. DAVIS
    Retired President of Convair
           Aerospace Division of       INDEPENDENT AUDITORS
                General Dynamics       Ernst & Young LLP
                                       San Diego, California

                   GENE E. LEARY
            Retired Executive at       LEGAL COUNSEL
             Honeywell, Inc. and       Gray Cary Ware & Freidenrich
        Control Data Corporation       San Diego, California

                                       COHU STOCK INFORMATION
               CHARLES A. SCHWAN       Cohu, Inc. stock is traded on the NASDAQ
   President and Chief Executive       National Market System
          Officer of the Company       under the symbol "COHU."

The following table sets forth the high and low sales prices as reported on the NASDAQ National Market System during the last two years.

                            1996             1995
                      ---------------   --------------
                       HIGH      LOW     High     Low
  First Quarter       36.25     20.75   16.38    10.88
  Second Quarter      26.75     17.75   24.38    13.88
  Third Quarter       21.00     14.75   36.00    23.75
  Fourth Quarter      24.13     14.75   33.50    23.50

At December 31, 1996 the Company had approximately 10,000 stockholders of record and holders in street name.

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR 1996 AND OTHER INFORMATION ABOUT COHU IS AVAILABLE WITHOUT CHARGE BY CONTACTING:


Investor Relations
Cohu, Inc.
5755 Kearny Villa Road
San Diego, CA 92123
(619) 514-6203

or visit our website at http://www.cohu.com

ANNUAL MEETING

The annual meeting of stockholders will be held at 2:00 p.m.
on Tuesday, May 6, 1997 at the Company's corporate headquarters.