Form 10-K405, Exhibit 13
period 1997-12-31
COHU INC
filed 1998-03-18
CIK 21535

                                                                      EXHIBIT 13
================================================================================

COMPANY PROFILE

Cohu, Inc. is the largest U.S. based and one of the world's largest suppliers of test handling equipment used by semiconductor manufacturers in final test operations. The Company, with sales and service facilities worldwide, also manufactures closed circuit television, metal detection and microwave equipment.

FINANCIAL HIGHLIGHTS
(in thousands, except per share data)

OPERATIONS:                                              1997         1996

ORDERS                                                $209,334     $147,857
NET SALES                                              187,756      159,353
NET INCOME                                              29,187       24,239
EARNINGS PER SHARE:

     BASIC                                                3.09         2.62
     DILUTED                                              2.93         2.50

BALANCE SHEET:

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS       53,550       52,986
WORKING CAPITAL                                        106,201       78,003
TOTAL ASSETS                                           162,892      117,926
STOCKHOLDERS' EQUITY                                   126,211       96,272




             YEAR        ORDERS      NET SALES     NET INCOME  STOCKHOLDERS' EQUITY
                                                  (in millions)

             1993        $ 77.9        $ 75.3        $  6.8        $ 33.6

             1994         106.8         102.7          10.1          47.4

             1995         189.4         178.8          23.6          72.0

             1996         147.9         159.4          24.2          96.3

             1997         209.3         187.8          29.2         126.2


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

LETTER TO STOCKHOLDERS:
================================================================================

        Sales for 1997 increased 18% to a record $187.8 million from $159.4 million in 1996. Net income for 1997 increased 20% to a record $29.2 million from $24.2 million in 1996. Diluted earnings per share increased to $2.93 per share in 1997 from $2.50 per share in 1996.

        Orders for 1997 increased 42% to a record $209.3 million from $147.9 million in 1996. Backlog at the end of 1997 was $55.5 million compared to year end 1996 backlog of $33.9 million.

        Sales of test handling equipment increased 21% and accounted for 81% of 1997 total sales. Sales of television cameras and related equipment accounted for 13% of 1997 sales and metal detection and microwave equipment contributed 6% of sales.

        The new records were due to increased orders and sales of test handling equipment used by the worldwide semiconductor industry. Our commitment to the growth opportunities in this dynamic industry is evidenced by our investment in R & D which represented a record 9.3% of sales in 1997. This R & D spending included development work on two new semiconductor handler platforms discussed later in this Report.

        Geographic distribution of 1997 sales of semiconductor handling equipment was Asia Pacific, 53%; North America, 42%; Japan and Korea, 4%; and Europe 1%. A significant percentage of the Asia Pacific sales were made to off-shore operations of large U.S. based semiconductor manufacturers. The largest segment of international sales is supported by our subsidiary located in Singapore with additional service personnel located throughout Asia.

        In addition to our excellent financial results, 1997 was a year of significant accomplishments for Cohu. Our Delta Design subsidiary received the "Supplier Excellence Award" from Texas Instruments (TI) that honors organizations whose dedication to quality and service meets TI's high standards. Delta Design also received ISO 9001 certification joining the

                                     (Photo)

Cohu Electronics Division as the second Cohu company to meet the rigorous requirements of this important international quality standard.

        We believe our global market presence, record operating results and strong balance sheet place the Company in a position to benefit from the positive long-term outlook of the semiconductor industry.

        Dividends of $2.3 million or $.24 per share were paid in 1997, the 19th consecutive year of cash dividend payments and the 11th year in a row in which dividends were increased.

        We thank our customers and stockholders for their confidence and our employees and suppliers for their support and loyalty.

                                        Sincerely,

                                        Charles A. Schwan
                                        President and Chief Executive Officer

                                        January 29, 1998

SELECTED FINANCIAL DATA
================================================================================
(in thousands, except per share data)

                                                             1997           1996           1995          1994            1993
                                                          ---------      ---------      ---------      ---------      ---------
FOR THE YEARS ENDED DECEMBER 31
Net sales:
     Semiconductor test handling equipment                $ 152,668      $ 126,236      $ 146,093      $  72,502      $  47,827
     Television and other equipment                          35,088         33,117         32,666         30,224         27,451
                                                          ---------      ---------      ---------      ---------      ---------
                                                          $ 187,756      $ 159,353      $ 178,759      $ 102,726      $  75,278
                                                          =========      =========      =========      =========      =========
Operating profit:
     Semiconductor test handling equipment                $  40,339      $  34,460      $  36,490      $  15,063      $   9,261
     Television and other equipment                           3,065          2,826          1,964          1,829          1,821
                                                          ---------      ---------      ---------      ---------      ---------
                                                             43,404         37,286         38,454         16,892         11,082
Other:
     Corporate administrative expense                          (516)          (407)          (224)          (128)           (99)
     Interest income                                          2,999          1,960            704             60             31
     Interest expense                                          --             --              (12)          (206)            (4)
                                                          ---------      ---------      ---------      ---------      ---------
Income before income taxes                                   45,887         38,839         38,922         16,618         11,010
Provision for income taxes                                   16,700         14,600         15,300          6,500          4,200
                                                          ---------      ---------      ---------      ---------      ---------
Net income                                                $  29,187      $  24,239      $  23,622      $  10,118      $   6,810
                                                          =========      =========      =========      =========      =========
Earnings per share:
     Basic                                                $    3.09      $    2.62      $    2.63      $    1.19      $    0.84
     Diluted                                                   2.93           2.50           2.46           1.15           0.81
Cash dividends per share, paid quarterly                       0.24           0.20           0.16           0.12           0.10

Depreciation and amortization deducted in arriving at
 operating profit:
     Semiconductor test handling equipment                $   1,478      $     990      $   1,051      $     498      $     260
     Television and other equipment                             670            663            833            683            692
                                                          ---------      ---------      ---------      ---------      ---------
                                                          $   2,148      $   1,653      $   1,884      $   1,181      $     952
                                                          =========      =========      =========      =========      =========
Capital expenditures:

     Semiconductor test handling equipment                $   3,513      $   3,586      $   4,932      $     649      $     409
     Television and other equipment                             616          1,550            355            371            328
                                                          ---------      ---------      ---------      ---------      ---------
                                                          $   4,129      $   5,136      $   5,287      $   1,020      $     737
                                                          =========      =========      =========      =========      =========
AT DECEMBER 31
Total assets by industry segment:
     Semiconductor test handling equipment                $  79,978      $  39,981      $  48,708      $  45,316      $  19,733
     Television and other equipment                          19,003         18,022         19,126         18,730         18,313
     Corporate                                               63,911         59,923         36,100          3,922          4,789
                                                          ---------      ---------      ---------      ---------      ---------
                                                          $ 162,892      $ 117,926      $ 103,934      $  67,968      $  42,835
                                                          =========      =========      =========      =========      =========
Working capital                                           $ 106,201      $  78,003      $  57,228      $  37,680      $  26,352
Long-term debt                                                 --             --             --            1,400           --
Stockholders' equity                                        126,211         96,272         72,029         47,371         33,591


QUARTERLY FINANCIAL DATA (UNAUDITED)   FIRST        SECOND       THIRD       FOURTH       YEAR
------------------------------------   -----        ------       -----       ------       ----
Net sales:                  1997     $ 34,762     $ 44,642     $ 52,769     $ 55,583     $187,756
                            1996       50,232       45,864       34,763       28,494      159,353
Gross profit:               1997       14,854       19,542       23,245       24,124       81,765
                            1996       22,884       21,066       14,876       11,949       70,775
Net income:                 1997        4,714        6,926        8,527        9,020       29,187
                            1996        7,894        7,582        5,191        3,572       24,239
Earnings per share:

     Basic                  1997         0.50         0.74         0.90         0.95         3.09
                            1996         0.86         0.82         0.56         0.38         2.62

     Diluted                1997         0.48         0.70         0.85         0.90         2.93
                            1996         0.81         0.78         0.54         0.37         2.50

SEMICONDUCTOR TEST HANDLING EQUIPMENT
================================================================================

           Through its Delta Design and Daymarc subsidiaries, Cohu is the largest U.S. based and one of the world's largest suppliers of semiconductor test handling equipment. Test handlers are electromechanical systems designed to automatically handle, temperature condition, contact and sort integrated circuits (ICs) during the IC test process. Testers are specialized, computer controlled electronic systems that perform electronic evaluation of ICs, including proper functionality, voltage/current characteristics and critical timing parameters. Testing is used to determine the quality and performance of the packaged IC prior to shipment to customers. Testers are designed to test specific IC types, such as microprocessor, logic, DRAM or mixed signal, without regard to the package used to house the IC. On the other hand, the package, rather than the circuit type, is critical to the test handler, which is connected to the tester and automates the flow of ICs through the test process.

           The Company designs, manufactures, markets and services IC test handling equipment from facilities in San Diego, California (Delta Design) and Littleton, Massachusetts (Daymarc). Sales, service and technical personnel are located throughout the U.S., Asia and Europe. Most test handlers use one of two handling technologies to transport ICs: gravity-feed or pick-and-place. Generally, the preferred handling approach is dictated by the IC package type. ICs with leads on only two sides, such as dual-in-line and Small Outline (SOIC), are usually handled in gravity-feed equipment. ICs with leads on all four sides, such as the Quad Flat Pack and certain ICs with leads on two sides, such as the TSOP, are typically run in pick-and-place systems. Historically, Delta Design's systems utilize pick-and-place handling approaches while Daymarc's equipment mainly employs gravity-feed techniques.

           As a significant portion of IC test is performed at hot and/or cold temperatures, many of the Company's test handlers are designed to provide a controlled test environment over the range of -60 degrees C to +160 degrees C. Both Delta Design and Daymarc are recognized throughout the industry for their expertise in hot/cold test handling. In addition to temperature capability, other key factors in the design of test handlers are equipment speed, flexibility, parallel test capability and size.

           Handlers are complex, electromechanical systems which are used continuously in high production environments and many are in service twenty-four hours per day, seven days a week. Handler "uptime" is a critically important issue to customers and the availability of trained technical support personnel is a key competitive factor in the marketplace. For these reasons, the Company employs direct sales and service engineers in most areas, including Asia, where over 50% of IC testing takes place.

           The Company believes that the long-term prospects for the semiconductor industry are excellent. Dataquest forecasts that the semiconductor market will reach $300 billion in 2001 up from an estimated $150 billion in 1997. Equipment suppliers, like Delta Design and Daymarc, must be prepared for the volatility that characterizes the semiconductor business but should continue to have exciting business opportunities in a dynamic growth industry.

DELTA DESIGN

           Through the use of IC package dedication kits, Delta Design's pick-and-place test handlers are capable of accommodating virtually any semiconductor package type. This flexibility is a key requirement of semiconductor manufacturers, who must continously produce new IC package types to meet the needs of their customers and the requirements of IC design engineers.

           Delta has one of the largest installed base of pick-and-place test handlers, with more than 1,800 systems installed at over 125 locations worldwide.

           Historically, most pick-and-place handlers have been used in logic test applications, where the transition in packaging technology first occurred. Because of the relatively short test times of logic devices, handler index time, or the idle time between test cycles, is critical. Two of Delta's pick-and-place handlers are believed to have index times among the fastest in the industry.

================================================================================

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

           The Delta Turbo Flex(TM), available in three models with various levels of automation, provides hot/cold test capability and unmatched versatility in IC package and media (tray or tube) handling. The "Flex" is considered an industry workhorse and more Flexes have been sold than any other logic pick-and-place test handler. Through Delta's continuous product improvement process, the Flex has been successfully adapted to meet the evolving needs of IC manufacturers.

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

           Delta's newest handler, Castle, is offered in both memory and logic configurations. Castle Mx32 provides parallel testing of up to thirty-two devices and represents Delta's entry into the DRAM segment of the test handling market. Castle Logic, offers the same benchmark small footprint as the Mx32 and a fast index time to maximize test system utilization.

                                    [PHOTO]

                         DELTA CASTLE MX32 TEST HANDLER

DAYMARC

           Daymarc, acquired by Cohu in June 1994, was established in 1959. It was the first company to introduce fully automatic, gravity-feed test handlers.

           Daymarc test handlers are designed for high throughput, maximum operator productivity and small footprint. Each model achieves superior semiconductor product yield through the use of proprietary, high performance contacting technology.

           Daymarc manufactures four lines of test handlers; the 717 Series, 3000 Series and 4000 Series of gravity handlers and the newly introduced Enterprise test-in-tray handler line. The 717 Series test handlers are designed specifically for SOIC packages. The small dimensions and high-speed applications of the SOIC package require a handler with minimal transition distance, high performance contacting and automation features to reduce the need for operator intervention. The 717 ambient and tri-temperature handlers feature index times as low as 350 and 500 milliseconds, respectively. Changeover for a different device package requires less than 30 minutes.

================================================================================

           The 3000 Series, the most popular of Daymarc's models, is available in single, dual/quad and thirty-two site configurations. These handlers can be reconfigured with device dedication kits to accommodate a wide range of package types at throughput rates up to 4,200 units per hour (UPH). The 3000 Series handlers provide tri-temperature operation and input/output automation for increased productivity.

           The 4000 Series handlers combine high speed SOIC handling with multi-site capability. The 4100 operates at speeds up to 18,000 UPH in dual or quad site configurations. The 4100 is a fully automated, PC-based, ambient only machine. The 4188 model, introduced in 1997, has added tri-temperature capability to the features of the 4000 Series.

           The Enterprise is the first tray-based handler from Daymarc. It incorporates a new handling approach that improves efficiency by handling a device as a group rather than individually. By eliminating the transfer of individual devices within the handler, fewer interruptions occur. This increases the performance of the test cell and provides semiconductor manufacturers with higher utilization of capital equipment used in testing components.

                                    [PHOTO]

                         DAYMARC ENTERPRISE TEST HANDLER

TELEVISION AND OTHER EQUIPMENT:

ELECTRONICS DIVISION

           The Cohu Electronics Division (the "Division") has been a leading American designer and manufacturer of closed circuit television (CCTV) cameras and systems for more than 40 years. The customer base is broadly distributed between machine vision, scientific imaging and security/surveillance markets.

           Sales reached new records for the fourth consecutive year, with gains in both original equipment manufacturing (OEM) and traffic surveillance products. Cohu's reputation of quality products, manufacturing capability and industry knowledge has made it an excellent choice in highway system surveillance cameras throughout the United States. The Division also designs and builds CCTV cameras and systems for custom security and operations monitoring applications.

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

           Cohu cameras are well suited for assembly, test and measurement applications. Opportunities for Cohu cameras also exist in scientific industries using video technology. The Division manufactures cameras that are integrated into systems for fluorescing gel analysis, medical research and image cataloging.

================================================================================

           Cohu is among the leaders in video systems for traffic management in the U.S. and is an OEM provider to a key manufacturer of wide area detection products for intersection control. Cohu was selected by the State of Utah to supply cameras and camera controls to monitor the Interstate 15 corridor leading to popular ski resorts. These resorts will become venues for skiing competition in the 2002 Winter Olympics. In addition to sales of standard cameras to state and federal highway departments, the Division has successfully begun selling video systems into the emerging local municipality marketplace.

           The Division continues to pursue opportunities in the international market through distributors, contractors and OEM accounts. Process monitoring, security and advanced imaging applications provide the majority of international sales.

           The Division has been involved with a number of large-scale construction projects where specialized design expertise is provided to major engineering firms. Typical installations include process monitoring for waste handling, water works, hazardous material and facility security.

           The Division is registered compliant to ISO-9001 standards, the most rigid of five levels of standards in the ISO 9000 series. ISO registration is a competitive advantage in market areas where ISO 9000 is heavily supported, such as Europe and the Middle East.

           In 1998 key markets for Cohu CCTV products will include applications for transportation, machine vision, microscopy and surveillance.

FRL

           Fisher Research Laboratory (FRL) designs, manufactures and sells metal detectors and other underground detection devices for industrial and consumer markets.

           Industrial products include pipe and cable locators, water leak detectors, property marker locators and instruments for locating reinforcing bars in concrete. Fisher's XLT-20 water leak detector can detect the sound of escaping water and pinpoint small leaks in buried pipes to a depth of six feet.

           Consumer metal detectors include models for prospectors, relic hunters, sport divers and weekend treasure hunters. As with the industrial line, Fisher's consumer products have a well earned reputation for quality, performance and durability. As a result, several of the models designed for hobby use are also used by law enforcement agencies, archaeologists and professional treasure salvors.

           Fisher products are sold worldwide with major markets in the U.S., Western Europe, Canada and the Pacific Rim. Emerging markets include such countries as Russia, China and Mexico. Export sales were nearly 30% of sales in 1997.

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

           We believe opportunities in the broadcast television market may exist as older point-to-point microwave links and electronic news gathering equipment is replaced. New product development has been directed at these markets. Additional growth opportunities may be created in the future as television stations add the capability to transmit high definition television signals.

CONSOLIDATED BALANCE SHEETS
================================================================================
(in thousands, except par value)

                                                                                         December 31,
ASSETS                                                                               1997         1996
                                                                                   --------     --------
Current assets:
     Cash and cash equivalents                                                     $ 39,736     $ 24,660
     Short-term investments                                                          13,814       28,326
     Accounts receivable less allowance for doubtful accounts
          of $1,787 in 1997 and $1,827 in 1996                                       31,934       19,170
     Inventories:
          Raw materials and purchased parts                                          21,224        7,175
          Work in process                                                            15,657        6,012
          Finished goods                                                              8,018        2,395
                                                                                   --------     --------
                                                                                     44,899       15,582
     Deferred income taxes                                                            9,669        9,681
     Prepaid expenses                                                                 1,478        1,166
                                                                                   --------     --------
          Total current assets                                                      141,530       98,585
Property, plant and equipment, at cost:
     Land and land improvements                                                       2,114        2,114
     Buildings and building improvements                                             12,293       11,932
     Machinery and equipment                                                         17,524       14,069
                                                                                   --------     --------
                                                                                     31,931       28,115
     Less accumulated depreciation and amortization                                  12,982       11,304
                                                                                   --------     --------
          Net property, plant and equipment                                          18,949       16,811
Goodwill, net of accumulated amortization of $815 in 1997 and $658 in 1996            2,312        2,469
Other assets                                                                            101           61
                                                                                   --------     --------
                                                                                   $162,892     $117,926
                                                                                   ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                              $ 16,166     $  4,464
     Commissions payable                                                              1,663        1,565
     Income taxes payable                                                             3,421        1,552
     Accrued compensation and benefits                                                7,574        6,291
     Accrued warranty                                                                 3,157        2,726
     Other accrued liabilities                                                        3,348        3,984
                                                                                   --------     --------
          Total current liabilities                                                  35,329       20,582
Accrued retiree medical benefits                                                      1,004          916
Deferred income taxes                                                                   348          156


Stockholders' equity:

     Preferred stock, $1 par value; 1,000 shares authorized, none issued               --           --
     Common stock, $1 par value; 25,000 shares authorized, 9,549 shares issued
          and outstanding in 1997 and 9,341 shares in 1996                            9,549        9,341
     Paid in excess of par                                                            8,677        5,863
     Retained earnings                                                              107,985       81,068
                                                                                   --------     --------
          Total stockholders' equity                                                126,211       96,272
                                                                                   --------     --------
                                                                                   $162,892     $117,926
                                                                                   ========     ========

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME
================================================================================
(in thousands, except per share amounts)

                                                                          Years ended December 31,
                                                                     1997          1996          1995
                                                                  ---------     ---------     ---------
Net sales                                                         $ 187,756     $ 159,353     $ 178,759
Cost and expenses:
     Cost of sales                                                  105,991        88,578       107,714
     Research and development                                        17,513        13,968        10,192
     Selling, general and administrative                             21,364        19,928        22,623
                                                                  ---------     ---------     ---------
                                                                    144,868       122,474       140,529
                                                                  ---------     ---------     ---------
Income from operations                                               42,888        36,879        38,230
Interest income                                                       2,999         1,960           704
Interest expense                                                       --            --             (12)
                                                                  ---------     ---------     ---------
Income before income taxes                                           45,887        38,839        38,922
Provision for income taxes                                           16,700        14,600        15,300
                                                                  ---------     ---------     ---------
Net income                                                        $  29,187     $  24,239     $  23,622
                                                                  =========     =========     =========

Earnings per share:

     Basic                                                        $    3.09     $    2.62     $    2.63
                                                                  =========     =========     =========
     Diluted                                                      $    2.93     $    2.50     $    2.46
                                                                  =========     =========     =========

Weighted average shares used in computing earnings per share:

     Basic                                                            9,437         9,268         8,969
                                                                  =========     =========     =========
     Diluted                                                          9,950         9,677         9,584
                                                                  =========     =========     =========


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
(in thousands)

                                                                                  Years ended December 31,
                                                                            1997          1996          1995
                                                                          --------      --------      --------
Cash flows from operating activities:
     Net income                                                           $ 29,187      $ 24,239      $ 23,622
     Adjustments to reconcile net income to net cash provided
      from operating activities:
          Depreciation and amortization                                      2,148         1,653         1,884
          Purchase consideration paid with stock                               551           589         1,593
          Deferred income taxes                                                204          (310)       (6,929)
          Increase in accrued retiree medical benefits                          88            57            58
          Changes in assets and liabilities:

               Accounts receivable                                         (12,764)        8,402        (7,085)
               Inventories                                                 (29,317)        5,662         7,197
               Prepaid expenses                                               (312)         (193)         (335)
               Accounts payable                                             11,702        (2,989)        1,071
               Commissions payable                                              98          (170)         (482)
               Income taxes payable                                          2,669        (5,200)        5,132
               Accrued compensation, warranty and other liabilities          1,078        (1,597)        7,295
                                                                          --------      --------      --------
               Net cash provided from operating activities                   5,332        30,143        33,021
Cash flows from investing activities:
     Purchases of short-term investments                                   (23,779)      (28,326)         --
     Maturities of short-term investments                                   38,291          --            --
     Purchases of property, plant and equipment                             (4,129)       (5,136)       (5,287)
     Other assets                                                              (40)         --               1
                                                                          --------      --------      --------
               Net cash provided from (used for) investing activities       10,343       (33,462)       (5,286)
Cash flows from financing activities:
     Reduction in line of credit and long-term borrowings                     --            --          (1,400)
     Issuance of stock, net                                                  1,671           961           836
     Dividends paid                                                         (2,270)       (1,856)       (1,393)
                                                                          --------      --------      --------
               Net cash used for financing activities                         (599)         (895)       (1,957)
                                                                          --------      --------      --------
Net increase (decrease) in cash and cash equivalents                        15,076        (4,214)       25,778
Cash and cash equivalents at beginning of year                              24,660        28,874         3,096
                                                                          --------      --------      --------
Cash and cash equivalents at end of year                                  $ 39,736      $ 24,660      $ 28,874
                                                                          ========      ========      ========
Supplemental disclosure of cash flow information:
      Cash paid during the year for:
          Income taxes                                                    $ 13,827      $ 20,110      $ 17,097
          Interest                                                            --            --              12

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
================================================================================
(in thousands, except par value and per share amounts)

                                                                       Years ended December 31, 1997, 1996 and 1995
                                                          ------------------------------------------------------------------
                                                          Common Stock        Paid in           Retained
                                                          $1 par value      excess of par       earnings            Total
                                                          ------------      ------------      ------------      ------------
Balance at December 31, 1994                              $      4,405      $      6,510      $     36,456      $     47,371
     Two-for-one stock split                                     4,405            (4,405)             --                --
     Cash dividends - $.16 per share                              --                --              (1,393)           (1,393)
     Daymarc acquisition                                            62             1,531              --               1,593
     Repurchase and retirement of stock                             (6)             (114)             --                (120)
     Exercise of stock options                                     226               730              --                 956
     Net income                                                   --                --              23,622            23,622
                                                          ------------      ------------      ------------      ------------
Balance at December 31, 1995                                     9,092             4,252            58,685            72,029
     Cash dividends - $.20 per share                              --                --              (1,856)           (1,856)
     Daymarc acquisition                                            29               560              --                 589
     Repurchase and retirement of stock                             (1)              (30)             --                 (31)
     Exercise of stock options                                     221               771              --                 992
     Tax benefit from stock options                               --                 310              --                 310
     Net income                                                   --                --              24,239            24,239
                                                          ------------      ------------      ------------      ------------
Balance at December 31, 1996                                     9,341             5,863            81,068            96,272
     Cash dividends - $.24 per share                              --                --              (2,270)           (2,270)
     Daymarc acquisition                                            18               533              --                 551
     Repurchase and retirement of stock                             (3)              (67)             --                 (70)
     Exercise of stock options                                     185             1,350              --               1,535
     Shares issued under employee stock purchase plan                8               198              --                 206
     Tax benefit from stock options                               --                 800              --                 800
     Net income                                                   --                --              29,187            29,187
                                                          ------------      ------------      ------------      ------------
Balance at December 31, 1997                              $      9,549      $      8,677      $    107,985      $    126,211
                                                          ============      ============      ============      ============

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

      INVESTMENTS - Highly liquid investments with insignificant interest rate risk and original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of the Company's investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, recorded in stockholders' equity. Gross unrealized gains and losses were not significant at December 31, 1997 and 1996. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available for the Company's current operations.

      CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to significant credit risk consist principally of cash equivalents, short-term investments and trade accounts receivable. The Company invests in a variety of financial instruments and by policy limits the amount of credit exposure with any one issuer. The Company's customers include semiconductor manufacturers and others located throughout the world. The Company performs ongoing credit evaluations of its customers and generally requires no collateral.

    DEPRECIATION AND AMORTIZATION - Depreciation and amortization of property, plant and equipment is calculated principally on the straight-line method based on estimated useful lives of five to forty years for buildings and building improvements and three to ten years for machinery and equipment. Goodwill is being amortized on the straight-line method over twenty years.

    EARNINGS PER SHARE - Earnings per share are computed in accordance with FASB Statement No. 128, Earnings per Share. Basic earnings per share are computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of common shares potentially issuable upon the exercise of stock options. Earnings per share data for prior periods have been restated to conform to the provisions of FASB Statement 128. The following table reconciles the denominators used in computing basic and diluted earnings per share:

   (in thousands)              1997      1996      1995
                               ----      ----      ----
     Weighted average common
      shares outstanding....   9,437     9,268     8,969
     Effect of dilutive
      stock options              513       409       615
                                ----      ----      ----
                               9,950     9,677     9,584
                               =====     =====     =====


      INVENTORIES - Inventories are stated at the lower of cost, determined on a current average or first-in, first-out basis, or market.

      REVENUE RECOGNITION - Revenue is generally recognized upon shipment or, in instances where products are required to meet certain customer requirements, upon successful completion of such requirements. Product warranty costs are accrued in the period sales are recognized.

      STOCK BASED COMPENSATION - The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option and employee stock purchase plans and, accordingly, does not recognize compensation expense.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that effect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, the usage and recoverability of inventory and long-lived assets and the incurrence of warranty costs. Actual results could differ from those estimates.

2. ACQUISITION OF DAYMARC

           In 1994 the Company acquired Daymarc Corporation. Pursuant to the merger, the Company is obligated to pay the former owners of Daymarc consideration and compensation based on Daymarc's financial results through June 1998. In 1997, 1996 and 1995 $1,376,000, $1,472,000 and $3,982,000,
respectively, was earned and charged to operations. The Company paid a former owner of Daymarc $134,000, $363,000 and $363,000 in 1997, 1996 and 1995,
respectively, under a facilities lease agreement that was terminated in September 1996.

3. INVESTMENTS

      Investments at December 31, 1997 and 1996, all with maturities of one year or less, were as follows:

(in thousands)                        1997               1996
                                      ----               ----
U.S. Treasuries and
  obligations of U.S.
  Government Agencies              $  1,000           $  9,880
Corporate debt securities            48,852             26,322
Bankers Acceptances                    --                5,847
                                   --------           --------
Total investments                    49,852             42,049
Less amounts classified
   as cash equivalents              (36,038)           (13,723)
                                   --------           --------
Short-term investments             $ 13,814           $ 28,326
                                   ========           ========

At December 31, 1997 and 1996 the estimated fair value of the Company's investments approximated amortized cost.

================================================================================

4. LINE OF CREDIT

           The Company maintains a $5,000,000 unsecured bank line-of-credit facility bearing interest at the bank's prime reference rate. The facility requires compliance with certain financial covenants and expires in May 1998. No borrowings were outstanding at December 31, 1997 or 1996.

5. INCOME TAXES

                     Significant components of the provision for income taxes are as follows:

(in thousands)            1997              1996               1995
                        --------          --------           --------
Current:
     Federal            $ 14,131          $ 12,283           $ 18,154
     State                 2,365             2,627              4,075
                        --------          --------           --------
Total current             16,496            14,910             22,229
Deferred:
     Federal                 189              (256)            (5,627)
     State                    15               (54)            (1,302)
                        --------          --------           --------
Total deferred               204              (310)            (6,929)
                        --------          --------           --------
                        $ 16,700          $ 14,600           $ 15,300
                        ========          ========           ========

           Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(in thousands)                                      December 31,
Deferred tax assets:                           1997             1996
                                             -------          -------
     Reserves and accrued warranty
         not currently deductible            $ 8,236          $ 8,634
     Accrued state taxes                         662              584
     Accrued employee benefits                 1,157              966
     Other                                       608              421
                                             -------          -------
          Total deferred tax assets           10,663           10,605
                                             -------          -------
Deferred tax liabilities:
     Tax over book depreciation                1,342            1,080
                                             -------          -------
          Net deferred tax assets            $ 9,321          $ 9,525
                                             =======          =======


      The reconciliation of income tax computed at the U.S. federal statutory tax rates to the provision for income taxes is as follows:

(in thousands)                         1997               1996                1995
                                     --------           --------           --------
Tax at U.S. statutory rates          $ 16,060           $ 13,594           $ 13,623
State income taxes, net of
   federal tax benefit                  1,547              1,672              1,827
FSC benefit                            (1,477)            (1,100)            (1,278)
Nondeductible goodwill and
   performance-based

   consideration expense                  248                261                799
Other - net                               322                173                329
                                     --------           --------           --------
                                     $ 16,700           $ 14,600           $ 15,300
                                     ========           ========           ========

6. STOCKHOLDER RIGHTS PLAN

           In November 1996 the Company adopted a Stockholder Rights Plan and declared a dividend distribution of one Right for each share of Common Stock, payable to holders of record on December 3, 1996. Under certain conditions, each Right may be exercised to purchase 1/100 of a share of Series A Preferred Stock at a purchase price of $90, subject to adjustment. The Rights are not presently exercisable and will only become exercisable following the occurrence of certain specified events. If these specified events occur, each Right will be adjusted to entitle its holder to receive upon exercise Common Stock having a value equal to two times the exercise price of the Right or each Right will be adjusted to entitle its holder to receive common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending on the circumstances. The Rights expire on November 14, 2006 and may be redeemed by the Company for $0.001 per Right. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.

7. INFORMATION ON INDUSTRY SEGMENTS

           The Company operates in two industry segments. Semiconductor test handling equipment is designed, manufactured and sold to semiconductor manufacturers throughout the world and accounted for 81% of 1997 consolidated net sales. The television and other equipment segment includes electronic products used in electronic imaging, surveillance, detection and microwave communication that are manufactured and sold to government agencies, original equipment manufacturers, contractors, distributors and consumers throughout the world. Export sales, mainly to Asia, were approximately $96,900,000, $71,700,000, and $72,000,000 in 1997, 1996 and 1995, respectively. One customer of the test handling equipment segment accounted for 17%, 12% and 17% of net sales in 1997, 1996 and 1995, respectively. Another customer of the same segment accounted for 11%, 14%, and 17% of net sales in 1997, 1996 and 1995, respectively. A third customer of this segment accounted for 14% of net sales in 1997. Information regarding industry segments for 1997, 1996 and 1995 contained in the Selected Financial Data on page 3 is an integral part of these financial statements.

8. EMPLOYEE BENEFIT PLANS

      RETIREMENT PLAN - The Company has voluntary defined contribution retirement 401(k) plans whereby it will match contributions up to 4% of employee compensation. Company contributions to the plans were $991,000 in 1997, $841,000 in 1996 and $737,000 in 1995.

      RETIREE MEDICAL BENEFITS - The Company provides post-retirement health benefits under a noncontributory

================================================================================

plan to certain executives and directors. The net periodic benefit cost was $95,000, $78,000 and $68,000 in 1997, 1996 and 1995, respectively. The accumulated post-retirement benefit obligation at December 31, 1997 consisted of $450,000 attributable to retired employees, $304,000 to active eligible employees and $250,000 attributable to other active employees. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 7.5%. Annual rates of increase of the cost of health benefits were assumed to be approximately 9% in 1997. These rates were then assumed to decrease 0.25% per year to 6% in 2009 and remain level thereafter. A 1% increase in the rate would increase the net periodic benefit cost by approximately $15,000 and the accumulated post-retirement benefit obligation as of December 31, 1997 by approximately $170,000.

      EMPLOYEE STOCK PURCHASE PLAN - In May 1997 the Company adopted the Cohu, Inc. 1997 Employee Stock Purchase Plan providing for the issuance of a maximum of 300,000 shares of the Company's Common Stock. Under the Plan, eligible employees may purchase shares of common stock through payroll deductions. The price paid for the common stock is equal to 85% of the fair market value of the Company's Common Stock on specified dates. In 1997, 7,890 shares were issued under the Plan.

           The estimated weighted average fair value of purchase rights granted in 1997 was $10.51. The fair value of the purchase rights was estimated using the Black-Scholes option-pricing model with the following assumptions for 1997; risk-free interest rate of 5.3%; dividend yield of 1%; expected life of 6 months and volatility of 54%.

    STOCK OPTIONS - Under the Company's stock option plans, options may be granted to key employees and outside directors to purchase a fixed number of shares of the Company's Common Stock at prices not less than 100% of the fair market value at the date of grant. The Cohu, Inc. 1996 Outside Directors Stock Option Plan was approved by the Company's stockholders in May 1997. All options become exercisable from one-third to one-fourth annually beginning one year after the grant date and expire 5 to 10 years from the grant date. In November 1996 options to purchase a total of 239,750 shares were granted to employees in exchange for an equal number of canceled options pursuant to an exchange plan approved by the Board of Directors. The newly granted options have exercise prices equal to the fair market value on the date of grant and become exercisable over the four year period ended November 2000. At December 31, 1997 124,950 and 70,000 shares were available for future grants under the employee and outside director plans, respectively.

           The estimated weighted average fair value of options granted during 1997, 1996 and 1995 was $15.60, $9.24 and $11.48, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for 1997, 1996 and 1995: risk-free interest rates ranging from 5.5% to 6.8%; dividend yield of 1%; expected life of 5 years and volatility of 48% to 54%.

           Had compensation cost for the Company's 1995, 1996 and 1997 stock option and purchase plan grants been determined based on the fair value at the date of grant accounting consistent with FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net income and earnings per share would have been as follows:

(in thousands,
except per share)                         1997              1996              1995
                                          ----              ----              ----
Pro forma net  income                $   28,035        $   24,178        $   23,500
Pro forma earnings per share:
      Basic                                2.97              2.61              2.62
      Diluted                              2.85              2.51              2.45


Stock option activity under all option plans was as follows:

(in thousands, except per share data)            1997                          1996                           1995
                                     --------------------------     --------------------------     --------------------------
                                                       Wt. Avg.                      Wt. Avg.                       Wt. Avg.
                                       Shares         Ex. Price       Shares        Ex. Price        Shares        Ex. Price
                                     ----------      ----------     ----------      ----------     ----------      ----------
Outstanding, beginning of year              839      $    11.28            878      $     9.11          1,022      $     6.20
Granted                                     234           31.28            471           20.17            114           24.97
Exercised                                  (185)           8.29           (221)           4.48           (226)           4.23

Canceled                                    (31)          18.71           (289)          24.41            (32)           6.86
                                     ----------                     ----------                     ----------
Outstanding, end of year                    857           17.13            839           11.28            878            9.11
                                     ==========                     ==========                     ==========
Options exercisable at  year end            341            9.53            378            7.74            399            5.80

================================================================================

Information about stock options outstanding at December 31, 1997 is as follows:

(options in thousands)

                                     Options Outstanding                               Options Exercisable
                          ----------------------------------------------           --------------------------
                             Number      Approximate  Wt. Avg.                       Number
     Range of             Outstanding        Remaining         Wt. Avg.            Exercisable      Wt. Avg.
Exercise Prices           at 12/31/97          Life            Ex. Price           at 12/31/97      Ex. Price
---------------           -----------          ----            ---------           -----------      ---------
$         1.65                  8             1 year          $    1.65                  8          $    1.65
   7.60 to 9.69               343            5 years               7.96                268               7.91
 17.00 to 27.00               392            9 years              20.06                 65              17.26
 30.75 to 37.44               114          9.5 years              35.87               --                 --
                             ----                                                     ----
                              857                                                      341
                             ====                                                     ====



================================================================================
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Cohu, Inc.

           We have audited the accompanying consolidated balance sheets of Cohu, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

           In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cohu, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP

San Diego, California
January 29, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

RESULTS OF OPERATIONS

1997 COMPARED TO 1996

         Net sales increased 18% to $187.8 million in 1997 compared to net sales of $159.4 million in 1996. Sales of semiconductor test handling equipment increased 21% and accounted for 81% of consolidated net sales in 1997 versus 79% in 1996. Sales of television cameras and other equipment increased 6%. Export sales accounted for 52% of net sales in 1997 compared to 45% in 1996.

         Gross margin as a percentage of net sales was 43.5% in 1997 versus 44.4% in 1996 as a result of lower margins in the semiconductor equipment business. Within the semiconductor equipment segment, margins decreased in 1997 as a result of changes in product mix and certain cost increases. Research and development expense as a percentage of net sales was 9.3% in 1997 up from 8.8% in 1996 and reflected the Company's increased investment in new product development, particularly in the semiconductor equipment business. Selling, general and administrative expense ("SG & A") as a percentage of net sales declined to 11.4% in 1997 from 12.5% in 1996 as the percentage increase in net sales exceeded the percentage increase in SG & A. Interest income in 1997 increased 53% to $3 million due to the significant increase in average cash equivalents and short-term investments during 1997.

         The provision for income taxes expressed as a percentage of pre-tax income was 36.4% in 1997 vs. 37.6% in 1996. The decrease in the effective tax rate was largely attributable to a decline in state income taxes.

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

         Gross margin as a percentage of net sales was 44.4% in 1996 versus 39.7% in 1995 as a result of increased margins in the semiconductor equipment business. Within the semiconductor equipment segment, margins increased in 1996 as a result of a significant reduction in provisions for excess and obsolete inventories and warranty from 1995 levels. These provisions were recorded due to the risks and uncertainties in the semiconductor equipment industry (see "Business Risks and Uncertainties"). The gross margin in 1995 would have been higher than the 1996 margin absent such provisions. Research and development expense as a percentage of net sales was 8.8% in 1996 up from 5.7% in 1995 and reflected the Company's increased investment in new product development, particularly in the semiconductor equipment business. Selling, general and administrative expense as a percentage of net sales was 12.5% in 1996 versus 12.7% in 1995 as a reduction in certain performance based compensation charges was offset by an increase in other selling and administrative expenses in the 1996 period. Interest income in 1996 increased 178% to $2 million due to the significant increase in cash equivalents and short-term investments.

         The provision for income taxes expressed as a percentage of pre-tax income was 37.6% in 1996 and 39.3% in 1995. The decrease in the effective tax rate was largely attributable to a decline in nondeductible expenses.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's net cash flows generated from operating activities in 1997 totaled $5.3 million. The major components of cash flows from operating activities were net income of $29.2 million and increases in accounts payable of $11.7 million and other liabilities of $3.8 million offset by increases in accounts receivable of $12.8 million and inventories of $29.3 million. The increases in accounts payable, accounts receivable and inventories were attributable to the increase in sales volume between December 1996 and 1997. Net cash provided from investing activities was $10.3 million in 1997. Cash provided by investing activities included a decrease in short-term investments of $14.5 million offset by purchases of property, plant and equipment totaling $4.1 million. Net cash used for financing activities was $.6 million. Cash used for financing activities included $2.3 million for the payment of dividends offset by $1.7 million received from the issuance of stock under the Company's stock option and purchase plans. The Company had $5 million available under its bank line of credit and working capital of $106.2 million at December 31, 1997. The Company believes that present working capital and cash generated from operations will be sufficient to meet the Company's 1998 operating requirements including estimated capital expenditures during 1998 of approximately $6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
================================================================================

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

           In 1997, 52% of the Company's total net sales were exported to foreign countries, including 60% of the sales in the semiconductor equipment segment. The majority of the Company's export sales are made to destinations in Asia. Currency fluctuations and instability in global financial markets, particularly in Asia, may adversely impact the demand for capital equipment, including equipment of the type manufactured and marketed by the Company. In addition, changes in the amount or price of semiconductors produced in Asia could impact the profitability or capital equipment spending programs of the Company's customers.

         As is common in the semiconductor equipment industry, the Company relies on a limited number of customers for a substantial percentage of its net sales. In 1997, three customers of the semiconductor equipment business accounted for 42% of the Company's net sales. The loss of or a significant reduction in orders by these or other significant customers would adversely impact the Company's results of operations. Furthermore, the concentration of the Company's revenues in a limited number of large customers may cause significant fluctuations in the Company's future annual and quarterly operating results.

         The semiconductor equipment industry is intensely competitive and the Company faces substantial competition from numerous companies throughout the world. Some of these competitors have substantially greater financial, engineering, manufacturing and customer support capabilities than the Company. In addition, there are smaller, emerging semiconductor equipment companies that provide or may provide innovative technology incorporated in products that may compete favorably against those of the Company. The Company expects its competitors to continue to improve the design and performance of their current products and to introduce new products with improved performance capabilities. Failure to introduce new products in a timely manner, the introduction by competitors of products with perceived or actual advantages or disputes over rights of the Company or its competitors to use certain intellectual property or technology could result in a loss of the Company's competitive position and reduced sales of existing products.

         Semiconductor equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part on its ability to enhance existing products and develop new products with improved performance capabilities. The Company expects to continue to invest in research and development and must manage product transitions successfully as introductions of new products could adversely impact sales of existing products. There can be no assurance that future technologies, processes and product developments will not render the Company's current product offerings obsolete or that the Company will be able to develop and introduce new products or enhancements to its existing products in a timely manner to satisfy customer needs or achieve market acceptance.

         The Company has commenced a "Year 2000 Computer Problem" analysis to address the necessary changes that will need to be made to the Company's information systems. The Year 2000 Computer Problem creates risk to the Company for unforeseen problems in its own computer systems and from third parties throughout the world with whom the Company conducts business. Failures in the Company's and/or third parties computer systems could have a material impact on the Company's ability to conduct its business, particularly as it relates to the electronic transfer of funds. Management has not yet estimated the Year 2000 Computer Problem compliance expense and related potential impact on the Company's earnings.

         Due to these and other factors, historical results may not be indicative of results of operations for any future period. In addition, certain matters discussed above are forward-looking statements that are subject to the risks and uncertainties noted herein and the other risks and uncertainties listed from time to time in the Company's filings with the Securities and Exchange Commission, including but not limited to the 1997 Annual Report on Form 10-K, that could cause actual results to differ materially from those projected or forecasted. The Company undertakes no obligation to update the information, including the forward-looking statements, in this Annual Report.

                 BOARD OF DIRECTORS       CORPORATE OFFICERS
                   WILLIAM S. IVANS       CHARLES A. SCHWAN
              Chairman of the Board       President and Chief Executive Officer

                                          JOHN H. ALLEN
                    JAMES W. BARNES       Vice President, Finance and Chief Financial Officer, Secretary
        Retired President and Chief
                  Executive Officer
                     of the Company

                                          TRANSFER AGENT AND REGISTRAR
                                          ChaseMellon Shareholder Services, L.L.C.
                    HARRY L. CASARI       Overpeck Centre
                    Retired Partner       85 Challenger Road
                  Ernst & Young LLP       Ridgefield Park, NJ 07660
                                          (800) 356-2017

                     FRANK W. DAVIS
       Retired President of Convair       INDEPENDENT AUDITORS
              Aerospace Division of       Ernst & Young LLP
                   General Dynamics       San Diego, California

                      GENE E. LEARY       LEGAL COUNSEL
               Retired Executive at       Gray Cary Ware & Freidenrich LLP
                Honeywell, Inc. and       San Diego, California
           Control Data Corporation

                                          COHU STOCK INFORMATION
                                          Cohu, Inc. stock is traded on the NASDAQ National Market System
                  CHARLES A. SCHWAN       under the symbol "COHU." Cohu declared cash dividends at the rate of
      President and Chief Executive       $0.06 per share per quarter in 1997 and $0.05 per share per quarter in
             Officer of the Company       1996.


The following table sets forth the high and low sales prices as reported on the NASDAQ National Market System during the last two years.

                                 1997                             1996
                         --------------------            ---------------------
                         High            Low             High             Low
                         ----            ----            ----             ----
First Quarter           $28.50          $22.25          $36.25          $20.75
Second Quarter           36.38           21.50           26.75           17.75
Third Quarter            57.50           30.75           21.00           14.75
Fourth Quarter           57.75           29.00           24.13           14.75

At December 31, 1997 the Company had approximately 10,000 total stockholders including 1,460 holders of record.

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR 1997 AND OTHER INFORMATION ABOUT COHU IS AVAILABLE WITHOUT CHARGE BY CONTACTING:

Investor Relations
Cohu, Inc.
5755 Kearny Villa Road
San Diego, CA 92123-1111
(619) 514-6203

or visit our website at www.cohu.com

ANNUAL MEETING

The annual meeting of stockholders will be held at 2:00 p.m. on Tuesday, May 12, 1998 at the Company's corporate headquarters.