Form 10-K405, Exhibit 13
period 1998-12-31
COHU INC
filed 1999-03-04
CIK 21535

                                                                       EXHBIT 13

================================================================================

COMPANY PROFILE

Cohu, Inc. is the largest U. S. based and one of the world's largest suppliers of test handling equipment used by semiconductor manufacturers in final test operations. The Company, with sales and service personnel worldwide, also manufactures closed circuit television, metal detection and microwave radio equipment.


FINANCIAL HIGHLIGHTS
(in thousands, except per share data)

OPERATIONS:                                                  1998              1997
                                                             ----              ----
ORDERS                                                     $144,122         $209,334
NET SALES                                                   171,511          187,756
NET INCOME                                                   11,646           29,187
EARNINGS PER SHARE:
     BASIC                                                     1.20             3.09
     DILUTED                                                   1.17             2.93

BALANCE SHEET:
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS            86,703           53,550
WORKING CAPITAL                                             120,143          106,201
TOTAL ASSETS                                                162,231          162,892
STOCKHOLDERS' EQUITY                                        137,463          126,211


      YEAR         ORDERS         SALES       NET INCOME      STOCKHOLDERS' EQUITY
                (in millions) (in millions)  (in millions)        (in millions)
      1994        $106.8        $102.7          $10.1                $47.4

      1995         189.4         178.8           23.6                 72.0

      1996         147.9         159.4           24.2                 96.3

      1997         209.3         187.8           29.2                126.2

      1998         144.1         171.5           11.6                137.5


FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the Safe Harbor provisions created by that statute. The words "anticipate", "expect", "believe" and similar expressions are intended to identify such statements that are subject to certain risks and uncertainties, including but not limited to those discussed under the caption "Business and Market Risks" beginning on page 14 of this Annual Report, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

LETTER TO STOCKHOLDERS:
================================================================================

     Sales for 1998 were $171.5 million compared to $187.8 million for 1997. Net income for 1998 was $11.6 million or $1.17 per share, compared to $29.2 million or $2.93 per share in 1997.

     Orders for 1998 were $144.1 million compared to $209.3 million in 1997. Backlog at the end of 1998 was $28.1 million compared to year end 1997 backlog of $55.5 million.

     Sales of test handling equipment decreased 11% from 1997 levels and accounted for 80% of 1998 total sales. In 1998 sales of television cameras and related equipment accounted for 12% of sales and metal detection and microwave equipment contributed 8% of sales.

     International sales for 1998 were $74.9 million compared to 1997 international sales of $96.9 million and accounted for 44% of consolidated sales compared to 52% for the prior year. Most of these sales were to off-shore operations of major multinational semiconductor manufacturers. The largest segment of international sales is supported by our subsidiary located in Singapore with additional service personnel located in Malaysia, Hong Kong, Taiwan, Thailand, China and the Philippines.

     Our 1998 results were adversely impacted by the slowdown experienced by the entire semiconductor equipment industry. During the year we aligned our resources and production capacity with the reduced demand while increasing new product development spending. At the same time our cash resources increased from $54 million in 1997 to $87 million in 1998.

     Although the semiconductor equipment industry is seeing some signs of improvement, we remain cautious. We believe our strong balance sheet and global market presence place the Company in a position to benefit from the positive long-term outlook of the semiconductor and semiconductor equipment industries.

     Dividends of $3.1 million or $.32 per share were paid in 1998, the 20th consecutive year of cash dividend payments and the 12th year in a row in which dividends were increased.

     We thank our customers and stockholders for their confidence and our employees and suppliers for their support and loyalty.

     Sincerely,


     Charles A. Schwan
     President and Chief Executive Officer
     January 28, 1999

SELECTED FINANCIAL DATA
================================================================================
(in thousands, except per share data)

FOR THE YEARS ENDED DECEMBER 31                  1998        1997          1996         1995        1994
-------------------------------               ---------    ---------    ---------    ---------    ---------
Net sales:
     Semiconductor equipment                  $ 136,323    $ 152,668    $ 126,236    $ 146,093    $  72,502
     Television cameras                          21,001       23,553       22,298       21,570       19,926
                                              ---------    ---------    ---------    ---------    ---------
          Net sales for reportable segments     157,324      176,221      148,534      167,663       92,428
     All other                                   14,187       11,535       10,819       11,096       10,298
                                              ---------    ---------    ---------    ---------    ---------
Total consolidated net sales                  $ 171,511    $ 187,756    $ 159,353    $ 178,759    $ 102,726
                                              =========    =========    =========    =========    =========
Operating profit (loss):
     Semiconductor equipment                  $  14,213    $  41,167    $  35,298    $  37,704    $  15,408
     Television cameras                           1,570        3,056        2,866        2,280        2,006
                                              ---------    ---------    ---------    ---------    ---------
          Operating profit for reportable
            segments                             15,783       44,223       38,164       39,984       17,414
     All other                                   (1,094)         159          145          (14)         (33)
                                              ---------    ---------    ---------    ---------    ---------
Total consolidated operating profit              14,689       44,382       38,309       39,970       17,381
Other unallocated amounts:
     Corporate expenses                            (955)      (1,337)      (1,273)      (1,051)        (547)
     Interest income                              3,469        2,999        1,960          704           60
     Interest expense                                --           --           --          (12)        (206)
     Goodwill amortization and write-down        (1,157)        (157)        (157)        (689)         (70)
                                              ---------    ---------    ---------    ---------    ---------
Income before income taxes                       16,046       45,887       38,839       38,922       16,618
Provision for income taxes                        4,400       16,700       14,600       15,300        6,500
                                              ---------    ---------    ---------    ---------    ---------
Net income                                    $  11,646    $  29,187    $  24,239    $  23,622    $  10,118
                                              =========    =========    =========    =========    =========
Earnings per share:
     Basic                                    $    1.20    $    3.09    $    2.62    $    2.63    $    1.19
     Diluted                                       1.17         2.93         2.50         2.46         1.15

Cash dividends per share, paid quarterly      $    0.32    $    0.24    $    0.20    $    0.16    $    0.12

Depreciation and amortization deducted in
  arriving at operating profit:
     Semiconductor equipment                  $   1,953    $   1,321    $     833    $     620    $     428
     Television cameras                             424          420          410          387          388
     All other                                      265          250          253          188          295
                                              ---------    ---------    ---------    ---------    ---------
                                                  2,642        1,991        1,496        1,195        1,111
Goodwill amortization                               157          157          157          689           70
                                              ---------    ---------    ---------    ---------    ---------
                                              $   2,799    $   2,148    $   1,653    $   1,884    $   1,181
                                              =========    =========    =========    =========    =========
Capital expenditures:
     Semiconductor equipment                  $   1,356    $   3,513    $   3,586    $   4,932    $     649
     Television cameras                             162          341          294          192          194
     All other                                      208          275        1,256          163          177
                                              ---------    ---------    ---------    ---------    ---------
                                              $   1,726    $   4,129    $   5,136    $   5,287    $   1,020
                                              =========    =========    =========    =========    =========
AT DECEMBER 31
Total assets by segment:
     Semiconductor equipment                  $  50,754    $  79,978    $  39,981    $  48,708    $  45,316
     Television cameras                           8,728       10,696       10,573       10,886       10,948
                                              ---------    ---------    ---------    ---------    ---------
       Total assets for reportable segments      59,482       90,674       50,554       59,594       56,264
     All other operating segments                 7,537        8,307        7,449        8,240        7,782
     Corporate                                   95,212       63,911       59,923       36,100        3,922
                                              ---------    ---------    ---------    ---------    ---------
Total consolidated assets                     $ 162,231    $ 162,892    $ 117,926    $ 103,934    $  67,968
                                              =========    =========    =========    =========    =========
Working capital                               $ 120,143    $ 106,201    $  78,003    $  57,228    $  37,680
Long-term debt                                       --           --           --           --        1,400
Stockholders' equity                            137,463      126,211       96,272       72,029       47,371

SEMICONDUCTOR TEST HANDLING EQUIPMENT
================================================================================

     Cohu's Semiconductor Equipment Group ("SEG") is the largest U. S. based and one of the world's largest suppliers of semiconductor test handling equipment. SEG's operating units, Delta Design (San Diego, California) and Daymarc (Littleton, Massachusetts) design, manufacture, market and service a broad range of test handlers, capable of handling virtually any type of integrated circuit ("IC") package. Test handlers are electromechanical systems that are used to automate the IC final test process. Testing determines the quality and performance of the IC prior to shipment to customers. While testers are designed for specific IC types, such as microprocessor, logic, DRAM or mixed signal, handlers are engineered to process one or more of the various plastic or ceramic packages which protect the micro-circuitry and provide electrical connection to the printed circuit board or substrate.

     Most test handlers use either gravity-feed or pick-and-place technologies to process ICs. Delta Design's systems utilize pick-and-place handling, while Daymarc's equipment mainly employs gravity-feed techniques. The IC package type normally determines the appropriate handling approach. Because gravity-feed handling is simple, reliable and fast, it is the preferred technique for packages with leads on only two sides, including the dual-in-line ("DIP") and small outline ("SOIC"). ICs with leads on all four sides, such as the Quad Flat Pack and certain ICs with leads on two sides, such as the thin small outline package ("TSOP"), are predominately run in pick-and-place systems. In gravity-feed handlers, ICs are unloaded from plastic tubes or metal magazines at the top of the machine and flow through the system, from top to bottom, propelled along precision trackwork by the force of gravity. At the output of the handler, the ICs are sorted and reloaded into tubes or magazines for additional process steps or for shipment. In pick-and-place systems, ICs are automatically removed from waffle-like trays, placed in precision transport boats, or carriers, and cycled through the system. ICs are sorted and reloaded into designated trays, based on test results.

     As a significant portion of IC test is performed at hot and/or cold temperatures, many of the Company's test handlers are designed to provide a controlled test environment over the range of -60 degrees C to +160 degrees C. Over the years, the Company has developed considerable expertise in the design of reliable, precision mechanisms which operate in these extreme temperatures and in controlling test temperature during test. As semiconductor manufacturers continue to reduce the size of ICs while providing higher performance and speed, test handler manufacturers have faced the additional and substantial challenge of dissipating large amounts of heat which are generated during the test process. This heat is capable of damaging or destroying the IC and can also result in downgrading, when devices fail to operate at full specification during test. Device yields are extremely important and directly affect the profitability of the semiconductor manufacturer. In addition to temperature capability, other key factors in the design of test handlers are equipment speed, flexibility, parallel test capability and size.

     Handlers are complex, electromechanical systems that are used in high production environments and many are in service twenty-four hours per day, seven days a week. Customers continuously strive to increase the utilization of their production test equipment and expect high reliability from test handlers. The availability of trained technical support personnel is an important competitive factor in the marketplace. The Company deploys service engineers worldwide, often within customer production facilities, who work with customer personnel on continuous equipment improvement programs.

     The past year was a difficult one for the semiconductor equipment industry. The Company entered 1998 with a strong backlog, but order rates declined during Q1, and by mid-year had fallen to less than fifty percent of earlier year levels. In response to these conditions and like most companies in the industry, we reduced our work force and production rates significantly throughout the year. However, we continued to fund product development at record levels, as a continuous stream of new products is vital to our long-term success. Despite the challenging conditions in the industry, we maintained our focus on customer support and for the second consecutive year, Delta Design was awarded the prestigious Supplier Excellence Award from Texas Instruments.

================================================================================

DELTA DESIGN

     Equipment flexibility is important to semiconductor manufacturers and Delta Design's pick-and-place test handlers may be configured for virtually any semiconductor package type, through the use of tooling known as package dedication kits. Delta has a large installed base of pick-and-place test handlers, with nearly 2,000 systems installed at over 130 locations worldwide.

     The Delta Nitro Flex(TM), available in three models with various levels of automation, provides hot/cold test capability and unmatched versatility in IC package and media (tray or tube) handling. The "Flex" is considered an industry workhorse and more Flexes have been sold than any other logic pick-and-place test handler. Through Delta's continuous product improvement process, the handler has been successfully adapted to meet the evolving needs of IC manufacturers.

     The Model 2040, or RFS(TM), is a fast-index time pick-and-place handler, designed for high production applications. The handler's large environmental storage capacity enables uninterrupted operation in short test applications and parallel testing of up to four devices. The RFS(TM) utilizes a patented contactor indexing mechanism to achieve an index time of approximately 500 milliseconds.

     The Model 1688 is an ambient pick-and-place handler, which uses the same fast contactor indexing mechanism as the RFS(TM). The handler's small footprint of only eleven square feet, combined with high speed and dependable operation, make the 1688 a highly cost effective solution for test applications where
environmental capability is not required.                                [PHOTO]
                                                            CASTLE LOGIC HANDLER

     Delta's Castle handlers incorporate an innovative vertical tray handling system which provides high input/output automation in an extremely small footprint. The system is available in both memory and logic configurations. Castle Mx32 provides parallel testing of up to thirty-two devices. Castle Lx offers the same benchmark small footprint as the Mx32 and a fast index time to maximize test system utilization.

     Delta's newest handler, Summit, is designed to meet the requirements of manufacturers of advanced microprocessors and other high speed, high power devices. Summit utilizes chilled fluid to control test temperatures and dissipate the considerable heat generated by these devices during test.


DAYMARC

     Daymarc, acquired by Cohu in 1994, was among the first companies to introduce fully automatic, gravity-feed test handlers. Daymarc manufactures four lines of test handlers: the 717 Series, 3000 Series and 4000 Series of gravity handlers and the newly introduced Enterprise test-in-tray handler line.

     The 717 Series test handlers accommodate SOIC packages. The small dimensions and high-speed applications of the SOIC package require a handler with minimal transition distances, high performance contacting and automation features to reduce the need for operator intervention. The 717 ambient and tri-temperature handlers provide index times as low as 350 and 500 milliseconds, respectively. The systems can be adapted to handle many different package types.

================================================================================

     The 3000 Series handlers are designed for a wide range of gravity-feed devices, including DIPs and SOICs. These handlers may be configured to test 1-32 devices in parallel and accommodate a wide range of package types at throughput rates up to 4,200 units per hour ("UPH"). The 3000 Series handlers provide tri-temperature operation and input/output automation for increased productivity.

     The 4000 Series handlers combine high speed SOIC handling with multi-site capability. The 4100 is a fully automated, high-speed handler designed for high-volume, ambient test applications. The system operates at speeds up to 18,000 UPH in dual or quad site configurations.

     Daymarc's newest handler, Enterprise, employs a handling technique known as test-in-tray. Unlike pick-and-place handlers, which remove ICs from trays and process them in boats, or carriers, Enterprise transports the devices through the handler in the storage tray, greatly reducing the amount of device handling. Test-in-tray is particularly suited for parallel test applications. Daymarc shipped a significant number of Enterprise handlers during 1998. Test-in-tray is a relatively new concept that requires the IC manufacturer to make certain changes to conventional IC handling and test processes. While the benefits may be significant, it is difficult to predict how widespread the use of this technology will become.


ELECTRONICS DIVISION (TELEVISION CAMERAS)

     The Electronics Division has been a leading American designer and manufacturer of closed circuit television ("CCTV") cameras and systems for more than 40 years. The customer base is broadly distributed between machine vision,
scientific imaging and security/surveillance markets.                    (PHOTO)
                                                     TRAFFIC MANAGEMENT CAMERA &
                                                            CONTROL SYSTEM

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

     Cohu has been called upon to create CCTV solutions for such diverse applications as aircraft de-icing equipment in Canada, surveillance of the Alaska Pipeline, security at sports stadiums, vision for airborne weapons and process monitoring at waste treatment plants.

     The Division manufactures video cameras for a number of Original Equipment Manufacturer ("OEM") customers that integrate Cohu components into their products. Other distribution channels for television products include direct sales to end users, contractors and value-added resellers.

     In 1998 Cohu won a number of contracts for traffic surveillance cameras, including systems in North Carolina, Georgia, and Minnesota. In addition to sales of standard cameras to state and federal highway departments, the Division is an OEM provider to a key manufacturer of wide area detection products for traffic control.

     The OEM sales team helps customers meet automated assembly challenges. In 1998 this resulted in a contract to build a seven-sensor camera for a manufacturer of advanced circuit board assembly equipment. This advanced vision technology increases throughput by presenting components for multiple picking and placing. Opportunities for Cohu cameras also exist in scientific industries using video technology. The product line includes cameras that are integrated into systems for fluorescing gel analysis, medical research and x-ray.

================================================================================

     The Division continues to pursue opportunities in the international market through distributors, contractors and OEM accounts. Process monitoring, security and advanced imaging applications provide the majority of international sales.

     The Division has been involved with a number of large-scale construction projects where specialized design expertise is provided to major engineering firms. Installations include process monitoring for waste handling, water works and hazardous material and facility security.

     The Division is registered compliant to ISO-9001 standards, the most rigid of five levels of standards in the ISO 9000 series. ISO registration is a competitive advantage in market areas where ISO 9000 is heavily supported, such as Europe and the Middle East.

     In 1999 key markets for Cohu CCTV products are expected to include applications for transportation, machine vision, microscopy and surveillance.


FRL

     Fisher Research Laboratory ("FRL") designs, manufactures and sells metal detectors and other underground detection devices for industrial and consumer markets.

     Industrial products include pipe and cable locators, water leak detectors, property marker locators and instruments for locating reinforcing bars in concrete. FRL's XLT-20 water leak detector can detect the sound of escaping water and pinpoint small leaks in buried pipes to a depth of six feet.

     Consumer metal detectors include models for prospectors, relic hunters, sport divers and weekend treasure hunters. As with the industrial line, FRL's consumer products have a well earned reputation for quality, performance and durability. As a result, several of the models designed for hobby use are also used by law enforcement agencies, archaeologists and professional treasure salvors.

     FRL's products are sold worldwide with major markets in the U. S., Western Europe, Canada and the Pacific Rim. Emerging markets include such countries as Russia, China and Mexico. Export sales were approximately 26% of sales in 1998.


BMS

     Broadcast Microwave Services, Inc. ("BMS") manufactures high quality microwave radio equipment, antenna systems and related support items. These products are used in the transmission of telemetry, data, video and audio signals. Customers include government test ranges, law enforcement agencies, unmanned air vehicle programs and television broadcasters.

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

CONSOLIDATED BALANCE SHEETS
================================================================================
(in thousands, except par value)

                                                              December 31,
ASSETS                                                      1998       1997
                                                          --------   --------
Current assets:
     Cash and cash equivalents                            $ 74,446   $ 39,736
     Short-term investments                                 12,257     13,814
     Accounts receivable less allowance for doubtful
          accounts of $1,338 in 1998 and $1,787 in 1997     18,800     31,934
     Inventories:
          Raw materials and purchased parts                  8,388     21,224
          Work in process                                    5,124     15,657
          Finished goods                                    12,365      8,018
                                                          --------   --------
                                                            25,877     44,899
     Deferred income taxes                                  10,477      9,669
     Prepaid expenses                                        1,541      1,478
                                                          --------   --------
          Total current assets                             143,398    141,530
Property, plant and equipment, at cost:
     Land and land improvements                              2,501      2,114
     Buildings and building improvements                    12,102     12,293
     Machinery and equipment                                17,801     17,524
                                                          --------   --------
                                                            32,404     31,931
     Less accumulated depreciation and amortization         14,791     12,982
                                                          --------   --------
          Net property, plant and equipment                 17,613     18,949
Goodwill, net of accumulated amortization of $1,972
     in 1998 and $815 in 1997                                1,155      2,312
Other assets                                                    65        101
                                                          --------   --------
                                                          $162,231   $162,892
                                                          ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                     $  3,016   $ 16,166
     Commissions payable                                       883      1,663
     Income taxes payable                                    3,070      3,421
     Accrued compensation and benefits                       5,369      7,574
     Accrued warranty                                        4,060      3,157
     Customer advances                                       3,978         --
     Other accrued liabilities                               2,879      3,348
                                                          --------   --------
          Total current liabilities                         23,255     35,329
Accrued retiree medical benefits                               993      1,004
Deferred income taxes                                          520        348


Stockholders' equity:
     Preferred stock, $1 par value; 1,000 shares
          authorized, none issued                               --         --
     Common stock, $1 par value; 40,000 shares
          authorized, 9,779 shares issued and
          outstanding in 1998 and 9,549 shares in 1997       9,779      9,549
     Paid in excess of par                                  11,169      8,677
     Retained earnings                                     116,515    107,985
                                                          --------   --------
          Total stockholders' equity                       137,463    126,211
                                                          --------   --------
                                                          $162,231   $162,892
                                                          ========   ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
================================================================================
(in thousands, except per share amounts)

                                                                    Years ended December 31,
                                                                  1998       1997       1996
                                                                --------   --------   --------
Net sales                                                       $171,511   $187,756   $159,353
Cost and expenses:
     Cost of sales                                               116,427    105,991     88,578
     Research and development                                     20,400     17,513     13,968
     Selling, general and administrative                          21,107     21,364     19,928
     Goodwill write-down                                           1,000         --         --
                                                                --------   --------   --------
                                                                 158,934    144,868    122,474
                                                                --------   --------   --------
Income from operations                                            12,577     42,888     36,879
Interest income                                                    3,469      2,999      1,960
                                                                --------   --------   --------
Income before income taxes                                        16,046     45,887     38,839
Provision for income taxes                                         4,400     16,700     14,600
                                                                --------   --------   --------
Net income                                                      $ 11,646   $ 29,187   $ 24,239
                                                                ========   ========   ========
Earnings per share:
     Basic                                                      $   1.20   $   3.09   $   2.62
                                                                ========   ========   ========
     Diluted                                                    $   1.17   $   2.93   $   2.50
                                                                ========   ========   ========
Weighted average shares used in computing earnings per share:
     Basic                                                         9,726      9,437      9,268
                                                                ========   ========   ========
     Diluted                                                       9,970      9,950      9,677
                                                                ========   ========   ========


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================

(in thousands)                                               Years ended December 31,
Cash flows from operating activities:                     1998        1997        1996
                                                        --------    --------    --------
     Net income                                         $ 11,646    $ 29,187    $ 24,239
     Adjustments to reconcile net income to net
       cash provided from operating activities:
          Depreciation and amortization                    2,799       2,148       1,653
          Loss on asset write-downs and disposals            420          --          --
          Goodwill write-down                              1,000          --          --
          Purchase consideration paid with stock              --         551         589
          Deferred income taxes                             (636)        204        (310)
          Increase (decrease) in accrued retiree
            medical benefits                                 (11)         88          57
          Changes in assets and liabilities:
               Accounts receivable                        13,134     (12,764)      8,402
               Inventories                                19,022     (29,317)      5,662
               Prepaid expenses                              (63)       (312)       (193)
               Accounts payable                          (13,150)     11,702      (2,989)
               Commissions payable                          (780)         98        (170)
               Income taxes payable                           49       2,669      (5,200)
               Customer advances                           3,978          --          --
               Accrued compensation, warranty and
                 other liabilities                        (1,771)      1,078      (1,597)
                                                        --------    --------    --------
               Net cash provided from operating
                 activities                               35,637       5,332      30,143
Cash flows from investing activities:
     Purchases of short-term investments                 (21,280)    (23,779)    (28,326)
     Maturities of short-term investments                 22,837      38,291          --
     Purchases of property, plant and equipment           (1,726)     (4,129)     (5,136)
     Other assets                                             36         (40)         --
                                                        --------    --------    --------
               Net cash provided from (used for)
                 investing activities                       (133)     10,343     (33,462)
Cash flows from financing activities:
     Issuance of stock, net                                2,322       1,671         961
     Dividends paid                                       (3,116)     (2,270)     (1,856)
                                                        --------    --------    --------
               Net cash used for financing activities       (794)       (599)       (895)
                                                        --------    --------    --------
Net increase (decrease) in cash and cash equivalents      34,710      15,076      (4,214)
Cash and cash equivalents at beginning of year            39,736      24,660      28,874
                                                        --------    --------    --------
Cash and cash equivalents at end of year                $ 74,446    $ 39,736    $ 24,660
                                                        ========    ========    ========
Supplemental disclosure of cash flow information:
     Cash paid during the year for:
          Income taxes, net of refunds                  $  5,191    $ 13,827    $ 20,110

                                   upper half

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
================================================================================
(in thousands, except par value and per share amounts)

                                                    Years ended December 31, 1998, 1997 and 1996
                                             ---------------------------------------------------------
                                             Common Stock   Paid in          Retained
                                             $1 par value  excess of par     earnings          Total
                                             ------------  -------------    ------------     ---------
Balance at December 31, 1995                    $9,092       $ 4,252        $ 58,685          $ 72,029
     Cash dividends -- $.20 per share               --            --          (1,856)           (1,856)
     Daymarc acquisition                            29           560              --               589
     Repurchase and retirement of stock             (1)          (30)             --               (31)
     Exercise of stock options                     221           771              --               992
     Tax benefit from stock options                 --           310              --               310
     Net income                                     --            --          24,239            24,239
                                                ------       -------        --------          --------
Balance at December 31, 1996                     9,341         5,863          81,068            96,272
     Cash dividends -- $.24 per share               --            --          (2,270)           (2,270)
     Daymarc acquisition                            18           533              --               551
     Repurchase and retirement of stock             (3)          (67)             --               (70)
     Exercise of stock options                     185         1,350              --             1,535
     Shares issued under employee stock
       purchase plan                                 8           198              --               206
     Tax benefit from stock options                 --           800              --               800
     Net income                                     --            --          29,187            29,187
                                                ------       -------        --------          --------
Balance at December 31, 1997                     9,549         8,677         107,985           126,211
     Cash dividends -- $.32 per share               --            --          (3,116)           (3,116)
     Repurchase and retirement of stock             (1)          (27)             --               (28)
     Exercise of stock options                     195         1,452              --             1,647
     Shares issued under employee stock
       purchase plan                                36           667              --               703
     Tax benefit from stock options                 --           400              --               400
     Net income                                     --            --          11,646            11,646
                                                ------       -------        --------          --------
Balance at December 31, 1998                    $9,779       $11,169        $116,515          $137,463
                                                ======       =======        ========          ========


See accompanying notes.


                                  bottom half

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRESENTATION - The consolidated financial statements include the accounts of Cohu, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and balances have been eliminated in consolidation.

     INVESTMENTS - Highly liquid investments with insignificant interest rate risk and original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of the Company's investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, recorded in stockholders' equity. Gross unrealized gains and losses were not significant at December 31, 1998 and 1997. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available for the Company's current operations.

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

     LONG-LIVED ASSETS - Depreciation and amortization of property, plant and equipment is calculated principally on the straight-line method based on estimated useful lives of five to forty years for buildings and building improvements and three to ten years for machinery and equipment. Through December 31, 1998, goodwill was amortized on the straight-line method over twenty years. Commencing January 1999 goodwill will be amortized over four years. The carrying amount and useful life of long-lived assets are reviewed if facts and circumstances suggest there has been impairment. If this review indicates that long-lived assets will not be recoverable, as determined based on estimated undiscounted cash flows, the carrying amount and useful life are reduced.

     EARNINGS PER SHARE - Earnings per share are computed in accordance with FASB Statement No. 128, Earnings per Share. Basic earnings per share are computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of common shares potentially issuable upon the exercise of stock options. In 1998 options to purchase 238,000 shares of common stock at an average exercise price of $33.62 were excluded from the diluted computation. The following table reconciles the denominators used in computing basic and diluted earnings per share:

(in thousands)              1998    1997     1996
                           -----   -----    -----
Weighted average common
  shares outstanding       9,726   9,437    9,268
Effect of dilutive
  stock options              244     513      409
                           ------  -----    -----
                           9,970   9,950    9,677
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

     STOCK BASED COMPENSATION - The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option and employee stock purchase plans.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that effect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, usage and recoverability of inventory and long-lived assets and incurrence of warranty costs. Actual results could differ from those estimates.

2.   FOURTH QUARTER ADJUSTMENTS

     In the fourth quarter of 1998 the Company recorded net pretax charges for inventory and related reserves of approximately $3,500,000 and a goodwill write-down of $1,000,000 primarily as a result of changes in customer demand for certain semiconductor handler products. In addition, the credit for income taxes in the fourth quarter of 1998 was favorably impacted by approximately $1,000,000 as a result of the settlement of tax examinations for earlier years.

3.   INVESTMENTS

     Investments at December 31, 1998 and 1997, were as follows:

(in thousands)                                                    1998       1997
                                                                -------    -------
U.S. Treasuries and obligations of U.S. Government Agencies     $    --    $ 1,000
Corporate debt securities                                        79,554     48,852
                                                                 ------     ------
Total investments                                                79,554     49,852
Less amounts classified as cash equivalents                     (67,297)   (36,038)
                                                                -------    -------
Short-term investments                                          $12,257    $13,814
                                                                =======    =======

================================================================================

At December 31, 1998 and 1997 the estimated fair value of the Company's investments approximated amortized cost and, except for $3,138,000 of investments at December 31, 1998 that mature in 2000, all investments mature in 1999.

4.   LINE OF CREDIT

     The Company maintains a $10,000,000 unsecured bank line-of-credit facility bearing interest at the bank's prime reference rate. The facility requires compliance with certain financial covenants and expires in May 1999. No borrowings were outstanding at December 31, 1998 or 1997.

5.   INCOME TAXES

     Significant components of the provision for income taxes are as follows:

(in thousands)           1998       1997       1996
                        ------    -------    -------
Current:
     Federal            $4,329    $14,131    $12,283
     State                 707      2,365      2,627
                        ------    -------    -------
Total current            5,036     16,496     14,910
Deferred:
     Federal              (478)       189       (256)
     State                (158)        15        (54)
                        ------    -------    -------
Total deferred            (636)       204       (310)
                        ------    -------    -------
                        $4,400    $16,700    $14,600
                        ======    =======    =======


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(in thousands)                                                December 31,
Deferred tax assets:                                      1998            1997
                                                        -------          -------
     Reserves and accrued warranty costs                $ 9,531          $ 8,236
     Accrued state income taxes                             203              662
     Accrued employee benefits                            1,164            1,157
     Other                                                  573              608
                                                        -------          -------
          Total deferred tax assets                      11,471           10,663
                                                        -------          -------
Deferred tax liabilities:
     Tax over book depreciation                           1,514            1,342
                                                        -------          -------
          Net deferred tax assets                       $ 9,957          $ 9,321
                                                        =======          =======

     The reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision for income taxes is as follows:

(in thousands)                                         1998      1997      1996
                                                     -------   -------   -------
Tax at U.S. statutory rate                           $ 5,616   $16,060   $13,594
State income taxes, net of federal tax benefit           357     1,547     1,672
FSC benefit                                             (641)   (1,477)   (1,100)
Nondeductible goodwill and performance-based
   consideration expense                                 405       248       261
Settlement of prior year tax examinations             (1,049)       --        --
Other -- net                                            (288)      322       173
                                                     -------   -------   -------
                                                     $ 4,400   $16,700   $14,600
                                                     =======   =======   =======


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

7.   SEGMENT AND RELATED INFORMATION

     The Company has two reportable segments as defined by FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. Statement No. 131 became effective in 1998 and segment data for prior periods has been restated to conform to the provisions of this statement. The Company's reportable segments are business units that offer different products and are managed separately because each business requires different technology and marketing strategies. The semiconductor equipment segment designs, manufactures and sells semiconductor test handling equipment to semiconductor manufacturers throughout the world and accounted for 80% of net sales in 1998. The television camera segment designs, manufactures and sells closed circuit television cameras and systems to original equipment manufacturers, contractors and government agencies and accounted for 12% of net sales in 1998. The Company's other operating segments include a metal detection business and a microwave radio equipment company. Neither of these other segments met any of the quantitative thresholds for determining reportable segments. Information regarding industry segments for 1998, 1997, and 1996 contained in the Selected Financial Data on page 2 is an integral part of these financial statements.

     The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company allocates resources and evaluates the performance of segments based on pretax profit or loss from operations, excluding unusual gains or losses. Intersegment sales were not significant for any period.

     One customer of the semiconductor equipment segment accounted for 22%, 17%, and 12% of net sales in 1998, 1997, and 1996, respectively. Another customer of the same segment accounted for 17%, 11%, and 14%, of net sales in 1998, 1997, and 1996, respectively. A third customer of this segment accounted for 12% of net sales in 1998 and 14% in 1997.

     Assets located in foreign countries were not significant. Net sales to customers, attributed to countries based on the location of the customer, were as follows:

(in thousands)                           1998        1997          1996
                                      --------    --------      --------
United States                         $ 96,645    $ 90,820      $ 87,673
Malaysia                                19,222      23,210        10,224
Philippines                             19,141      14,736         7,867
Singapore                                8,101      11,810        17,659
Taiwan                                   6,301      15,157         9,432
Other foreign countries                 22,101      32,023        26,498
                                      --------    --------      --------
Total                                 $171,511    $187,756      $159,353
                                      ========    ========      ========

8. EMPLOYEE BENEFIT PLANS

     RETIREMENT PLANS - The Company has voluntary defined contribution retirement 401(k) plans whereby it will match contributions up to 4% of employee compensation. Company contributions to the plans were $1,179,000 in 1998, $991,000 in 1997, and $841,000 in 1996. Certain of the Company's foreign employees participate in a defined benefit pension plan. The related expense and benefit obligation of this plan were not significant.

     RETIREE MEDICAL BENEFITS - The Company provides post-retirement health benefits under a noncontributory plan to certain executives and directors. The net periodic benefit cost was $78,000, $95,000, and $78,000 in 1998, 1997, and 1996, respectively. The Company funds benefits as costs are incurred. Benefits paid and other changes in the benefit obligation for each of the three years in the period ended December 31, 1998 were not significant. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 7.0% in 1998 and 7.5% in 1997 and 1996. Annual rates of increase of the cost of health benefits were assumed to be approximately 8.50% in 1999. These rates were then assumed to decrease 0.25% per year to 6% in 2009 and remain level thereafter. A 1% increase (decrease) in health care cost trend rates would increase (decrease) the 1998 net periodic benefit cost by approximately $12,000 ($10,000) and the accumulated post-retirement benefit obligation as of December 31, 1998 by approximately $137,000 ($113,000).

     EMPLOYEE STOCK PURCHASE PLAN - In May 1997 the Company adopted the Cohu, Inc. 1997 Employee Stock Purchase Plan providing for the issuance of a maximum of 300,000 shares of the Company's Common Stock. Under the Plan, eligible employees may purchase shares of common stock through payroll deductions. The price paid for the common stock is equal to 85% of the fair market value of the Company's Common Stock on specified dates. In 1998 and 1997, 35,479 and 7,890 shares, respectively, were issued under the Plan.

     The estimated weighted average fair values of purchase rights granted in 1998 and 1997 were $9.01 and $10.51, respectively. The fair value of the purchase rights was estimated using the Black-Scholes option-pricing model with the following assumptions for 1998 and 1997; risk-free interest rates ranging from 4.4% to 5.3%; dividend yield of 1%; expected life of 6 months and volatility of 54% to 56%.

     STOCK OPTIONS - Under the Company's stock option plans, options may be granted to key employees and outside directors to purchase a fixed number of shares of the Company's Common Stock at prices not less than 100% of the fair market value at the date of grant. The Cohu, Inc. 1996 Outside Directors Stock Option Plan was approved by the Company's stockholders in May 1997. All options become exercisable one-fourth annually beginning one year after the grant date and expire 10 years from the grant date. Options to purchase a total of 239,750 and 221,600 shares were granted to employees in exchange for an equal number of canceled options pursuant to exchange plans approved by the Board of Directors in November 1996 and December 1998, respectively. The newly granted options have exercise prices equal to the fair market value on the date of grant and become exercisable over the four-year periods ended November 2000 and December 2002. At December 31, 1998 447,949 and 60,000 shares were available for future grants under the employee and outside director plans, respectively.

     The estimated weighted average fair value of options granted during 1998, 1997 and 1996 was $13.19, $15.60, and $9.24, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for 1998, 1997, and 1996: risk-free interest rates ranging from 4.2% to 6.8%; dividend yield of 1%; expected life of 5 years and volatility of 48% to 56%.

     Had compensation cost for the Company's stock option and purchase plan grants from 1995 through 1998 been determined based on the fair value at the date of grant accounting consistent with FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net income and earnings per share would have been as follows:

(in thousands,
except per share)                  1998        1997         1996
                                 -------     -------      -------
Pro forma net income             $10,598     $28,035      $24,178
Pro forma earnings per share:
      Basic                         1.09        2.97         2.61
      Diluted                       1.08        2.85         2.51

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock option and purchase plans have characteristics significantly different from those of traded options, in management's opinion, this model does not necessarily provide a reliable single measure of the fair value of its employee stock option and purchase plans.

================================================================================

Stock option activity under all option plans was as follows:

(in thousands, except per
share data)                             1998                  1997                  1996
                                  ------------------    ------------------    -----------------
                                           WT. AVG.              WT. AVG.             WT. AVG.
                                  SHARES   EX. PRICE    SHARES   EX. PRICE    SHARES  EX. PRICE
                                  ------   ---------    ------   ---------    ------  ---------
Outstanding, beginning of year      857     $17.13        839     $11.28        878    $ 9.11
Granted                             403      26.71        234      31.28        471     20.17
Exercised                          (195)      8.44       (185)      8.29       (221)     4.48
Canceled                           (266)     32.62        (31)     18.71       (289)    24.41
                                   ----     ------       ----     ------       ----    ------
Outstanding, end of year            799     $18.93        857     $17.13        839    $11.28
                                    ===     ======        ===     ======        ===    ======
Options exercisable at year end     305     $12.44        341     $ 9.53        378    $ 7.74
                                    ===     ======        ===     =======       ===    =======


Information about stock options outstanding at December 31, 1998 is as follows:

(options in thousands)

                                   Options Outstanding                    Options Exercisable
                     -----------------------------------------------    -----------------------
                       Number      Approximate Wt. Avg.                   Number
    Range of         Outstanding       Remaining            Wt. Avg.    Exercisable    Wt. Avg.
Exercisable Prices   at 12/31/98          Life             Ex. Price    at 12/31/98   Ex. Price
------------------   -----------   --------------------    ---------    -----------   ---------
 $ 8.06 to $ 9.69        175            5.6 years           $ 8.08         175          $ 8.08
  15.38 to  27.00        565            8.9 years            20.05         130           18.24
  35.75 to  43.50         59            9.2 years            40.32          --              --
                         ---                                ------         ---          ------
                         799                                $18.93         305          $12.44
                         ===                                ======         ===          ======


================================================================================
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Cohu, Inc.


     We have audited the accompanying consolidated balance sheets of Cohu, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cohu, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                        /s/  ERNST & YOUNG LLP

San Diego, California
January 27, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================
RESULTS OF OPERATIONS

1998 COMPARED TO 1997

     In 1998 the Company was impacted by the worldwide slowdown in demand for semiconductor equipment and as a result net sales decreased 9% to $171.5 million in 1998 compared to net sales of $187.8 million in 1997. Sales of semiconductor equipment in 1998 decreased 11% compared to 1997 and accounted for 80% of consolidated net sales in 1998 versus 81% in 1997. In 1998 sales of television cameras accounted for 12% of sales while the combined sales of metal detection and microwave radio equipment contributed 8% of sales. Export sales accounted for 44% of net sales in 1998 compared to 52% in 1997.

     Gross margin as a percentage of net sales declined to 32.1% in 1998 versus 43.5% in 1997 primarily due to lower margins in the semiconductor equipment business. Within the semiconductor equipment segment, margins decreased in 1998 primarily as a result of provisions for warranty and excess inventories, changes in product mix, including new handler products that had significantly lower margins, reduced business volume, sales price reductions and certain cost increases. Research and development expense as a percentage of net sales increased to 11.9% in 1998 compared to 9.3% in 1997 as a result of an increase in new product development efforts in the semiconductor equipment business. Selling, general and administrative ("S, G & A") expense as a percentage of net sales increased to 12.3% in 1998 from 11.4% in 1997 primarily as a result of the decrease in business volume offset by a reduction in performance-based compensation expense. Interest income was $3.5 million in 1998 and $3 million in 1997. The provision for income taxes expressed as a percentage of pre-tax income was 27.4% in 1998 vs. 36.4% in 1997. The decrease in the effective tax rate was largely attributable to a decline in state income taxes and the favorable impact of the settlement of tax examinations for earlier years.

     In the fourth quarter of 1998 the Company recorded net pretax charges for inventory and related reserves of approximately $3.5 million and a goodwill write-down of $1 million primarily as a result of changes in customer demand for certain semiconductor handler products. The goodwill write-down was based on an analysis of future estimated undiscounted cash flows. In addition, the credit for income taxes in the fourth quarter of 1998 was favorably impacted by approximately $1 million as a result of the settlement of tax examinations for earlier years.


1997 COMPARED TO 1996

     Net sales increased 18% to $187.8 million in 1997 compared to net sales of $159.4 million in 1996. Sales of semiconductor test handling equipment increased 21% and accounted for 81% of consolidated net sales in 1997 versus 79% in 1996. In 1997 sales of television cameras accounted for 13% of sales and metal detection and microwave radio equipment contributed 6% of sales. Export sales accounted for 52% of net sales in 1997 compared to 45% in 1996.

     Gross margin as a percentage of net sales was 43.5% in 1997 versus 44.4% in 1996 as a result of lower margins in the semiconductor equipment business. Within the semiconductor equipment segment, margins decreased in 1997 as a result of changes in product mix and certain cost increases. Research and development expense as a percentage of net sales was 9.3% in 1997 up from 8.8% in 1996 and reflected the Company's increased investment in new product development, particularly in the semiconductor equipment business. S, G & A expense as a percentage of net sales declined to 11.4% in 1997 from 12.5% in 1996 as the percentage increase in net sales exceeded the percentage increase in S, G & A. Interest income in 1997 increased 53% to $3 million due to the significant increase in average cash equivalents and short-term investments during 1997. The provision for income taxes expressed as a percentage of pre-tax income was 36.4% in 1997 vs. 37.6% in 1996. The decrease in the effective tax rate was largely attributable to a decline in state income taxes.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's net cash flows generated from operating activities in 1998 totaled $35.6 million. The major components of cash flows from operating activities were net income of $11.6 million and decreases in accounts receivable and inventories of $13.1 million and $19.0 million, respectively, offset by a decrease in accounts payable of $13.2 million. The decreases in accounts payable, accounts receivable and inventories were attributable to the decrease in sales volume between December 1997 and 1998. Net cash used for investing activities was $.1 million in 1998. Cash provided by investing activities included a decrease in short-term investments of $1.6 million offset by purchases of property, plant and equipment totaling $1.7 million. Net cash used for financing activities was $.8 million. Cash used for financing activities included $3.1 million for the payment of dividends offset by $2.3 million received from the issuance of stock under the Company's stock option and purchase plans. The Company had $10 million available under its bank line of credit and working capital of $120.1 million at December 31, 1998. The Company anticipates that present working capital will be sufficient to meet the Company's 1999 operating requirements including estimated capital expenditures during 1999 of approximately $4 million.


BUSINESS AND MARKET RISKS

INDUSTRY CYCLES

     The Company's operating results are substantially dependent on its semiconductor equipment business. This capital equipment business is in turn highly dependent on the overall strength of the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of oversupply and excess capacity, which often have had a significant effect on the semiconductor industry's demand for capital equipment, including equipment of the type manufactured and marketed by the Company. The Company believes that the markets for newer generations of semiconductors may also be subject to similar cycles and severe downturns such as those experienced in 1996 and 1998. Reductions in capital equipment investment by semiconductor manufacturers will adversely affect the Company's financial position and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
================================================================================
RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

     Semiconductor equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part on its ability to enhance existing products and develop new products with improved performance capabilities. The Company expects to continue to invest heavily in research and development and must manage product transitions successfully as introductions of new products could adversely impact sales or margins of existing products. In addition, the introduction of new products increases the risk that existing products will become obsolete resulting in greater excess and obsolete inventory exposure. This increased exposure may result in increased inventory reserve requirements similar to or in excess of those recorded in 1998 that could have a material adverse impact on the Company's financial condition and results of operations.

     The design, development, manufacture and commercial introduction of new semiconductor test handling equipment is an inherently complex process that involves a number of risks and uncertainties. These risks include potential problems in meeting customer performance requirements, integration of the test handler with other suppliers' equipment and the customers' manufacturing processes and the ability of the equipment to satisfy the semiconductor industry's constantly evolving needs and achieve commercial acceptance at prices that produce satisfactory profit margins. The design and development of new test handling equipment is heavily influenced by changes in integrated circuit (IC) back-end manufacturing processes and IC package design changes. The Company believes that the rate of change in such processes and IC packages is accelerating. As a result of these changes and other factors, assessing the market potential and commercial viability of new test handling products is extremely difficult and subject to a great deal of risk. In addition, not all IC manufacturers employ the same manufacturing processes. Differences in such processes make it difficult to design standard semiconductor test handler products that are capable of achieving broad market acceptance. No assurance can be made that the Company will accurately assess the semiconductor industry's future test handler requirements and design and develop products that meet such requirements and achieve market acceptance. Failure to accurately assess customer requirements and market trends for new semiconductor test handler products may have a materially adverse impact on the Company's operations, financial condition and results of operations.

     The transition from product development to the manufacture of new semiconductor equipment is a difficult process and delays in product introductions are common. During 1998 the Company experienced delays in the introduction of its new Enterprise and Castle test handlers and difficulties in manufacturing and volume production of these products. In addition, after sale support and warranty costs are typically greater with new test handlers than with established products. There can be no assurance that future technologies, processes and product developments will not render the Company's current or future product offerings obsolete or that the Company will be able to develop and introduce new products or enhancements to its existing products in a timely manner to satisfy customer needs or achieve market acceptance. Furthermore, there is no assurance that the Company will realize acceptable profit margins on such products.


HIGHLY COMPETITIVE INDUSTRY

     The semiconductor equipment industry is intensely competitive and the Company faces substantial competition from numerous companies throughout the world. Some of these competitors have substantially greater financial, engineering, manufacturing and customer support capabilities and offer more extensive product offerings than the Company. In addition, there are smaller, emerging semiconductor equipment companies that provide or may provide innovative technology incorporated in products that may compete favorably against those of the Company. The Company expects its competitors to continue to improve the design and performance of their current products and to introduce new products with improved performance capabilities. Failure to introduce new products in a timely manner, the introduction by competitors of products with perceived or actual advantages or disputes over rights of the Company or its competitors to use certain intellectual property or technology could result in a loss of the Company's competitive position and reduced sales of or margins on existing products.


CUSTOMER CONCENTRATION

     As is common in the semiconductor equipment industry, the Company relies on a limited number of customers for a substantial percentage of its net sales. In 1998, three customers of the semiconductor equipment segment accounted for 51% of the Company's net sales. The loss of or a significant reduction in orders by these or other significant customers would adversely impact the Company's financial condition and results of operations. Furthermore, the concentration of the Company's revenues in a limited number of large customers may cause significant fluctuations in the Company's future annual and quarterly operating results.


FOREIGN SALES

     In 1998, 44% of the Company's total net sales were exported to foreign countries, including 51% of the sales in the semiconductor equipment segment. The majority of the Company's export sales are made to destinations in Asia. Instability in global economic markets, particularly in Asia, may adversely impact the demand for capital equipment, including equipment of the type manufactured and marketed by the Company. In addition, changes in the amount or price of semiconductors produced in Asia could impact the profitability or capital equipment spending programs of the Company's foreign and domestic customers.


WORK FORCE REDUCTIONS

     During 1996 and 1998 the Company reduced the size of its work force and implemented other cost reduction measures. Cost reduction measures may have a negative impact on the Company's operations and operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
================================================================================

Furthermore, no assurance can be made that such cost reduction measures will be implemented successfully.


MARKET RISKS

     At December 31, 1998 the Company's investment portfolio includes fixed-income securities of $79.6 million. These securities are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of the Company's investment portfolio, an immediate 10 percent increase in interest rates would have no material impact on the Company's financial condition or results of operations.

     The Company generally conducts business, including sales to foreign customers, in U. S. dollars and as a result has limited foreign currency exchange rate risk. Monetary assets and liabilities of the Company's Singapore and Taiwan operations are not significant. The effect of an immediate 10 percent change in foreign exchange rates would not have a material impact on the Company's financial condition or results of operations.


YEAR 2000 RISKS

     The Company has a Year 2000 ("Y2K") Task Force focusing on four key readiness areas: 1) Internal Infrastructure Readiness, addressing internal hardware and software, including both information technology and non-information technology systems; 2) Product Readiness, addressing product functionality; 3) Supplier Readiness, addressing the preparedness of key suppliers to the Company and 4) Customer Readiness, addressing customer support. For each readiness area, the Company is performing a risk assessment, conducting testing and remediation, developing contingency plans to mitigate unknown risks and communicating with employees, suppliers, customers and other third parties to raise awareness of the Y2K problem.

     Internal Infrastructure Readiness: The Company, assisted by third parties, has completed an assessment of internal applications and computer hardware. Some software applications have been made Y2K compliant and resources have been assigned to address other applications based on their importance and the time required to make them Y2K compliant. All software remediation is expected to be completed no later than June 1999. The Y2K compliance evaluation of hardware, including hubs, routers, telecommunication equipment, workstations and other items is expected to be completed by April 1999. In addition to applications and information technology hardware, the Company is in the process of assessing, testing and remediating its non-information technology systems including embedded systems, facilities and other operations, such as financial and banking systems.

     Product Readiness: This program focuses on identifying and resolving Y2K issues existing in the Company's products. The program encompasses a number of activities including testing, evaluation, engineering and manufacturing implementation. Customers are being notified of known risk areas and proposed remediation plans. The Company plans to make Y2K retrofits available to certain customers during the first calendar quarter of 1999 and to have retrofits available for all customers by June 1999. A contingency team will be available after June 1999 to assist those customers experiencing difficulties with the Company's products.

     Supplier Readiness: This program focuses on minimizing the risks associated with key suppliers. The Company has identified and contacted key suppliers to solicit information on their Y2K readiness. To date, the Company has received responses from the majority of its key suppliers most of whom indicate that they believe products provided to the Company are either Y2K compliant or will be made Y2K complaint on a timely basis. Based on the Company's assessment of each supplier's progress to adequately address the Y2K issue, the Company is developing a supplier action list and contingency plans. Supplier readiness issues that potentially affect the Company's products are expected to be addressed by April 1999.

     Customer Readiness: This program focuses on customer support, including the coordination of retrofit activity and developing contingency plans where appropriate. The Company is currently working with its customers to develop and implement potential retrofit or upgrade programs and offering assistance in making its products Y2K compliant.

     The Company estimates that total Y2K costs will be approximately $500,000, the great majority of which will be incurred by January 2000. Y2K costs incurred through December 31, 1998 have been charged to operations and have not been material. The Company is continuing its assessments and developing alternatives that will necessitate refinement of this estimate over time. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the programs described in this section.

     Since the efforts described above are ongoing, all potential Y2K complications have not yet been identified. Therefore, the potential impact of these complications on the Company's financial condition and results of operations cannot be determined at this time. If computer systems used by the Company or its suppliers, the performance of products provided to the Company by suppliers, or the software applications used in products manufactured and sold by the Company, fail or experience significant difficulties related to Y2K, the Company's results of operations and financial condition could be materially adversely affected.

     Due to all the above and other factors, historical results may not be indicative of results of operations for any future period. In addition, certain matters discussed above are forward-looking statements that are subject to the risks and uncertainties noted herein and the other risks and uncertainties listed from time to time in the Company's filings with the Securities and Exchange Commission, including but not limited to the 1998 Annual Report on Form 10-K, that could cause actual results to differ materially from those projected or forecasted. The Company undertakes no obligation to update the information, including the forward-looking statements, in this Annual Report.

                               BOARD OF DIRECTORS
                                WILLIAM S. IVANS
                              Chairman of the Board

                                 JAMES W. BARNES
                     Retired President and Chief Executive
                             Officer of the Company

                                 HARRY L. CASARI
                                 Retired Partner
                                Ernst & Young LLP

                                 FRANK W. DAVIS
                          Retired President of Convair
                              Aerospace Division of
                                General Dynamics
                              San Diego, California

                                HAROLD HARRIGIAN
                           Retired Partner & Director
                              of Corporate Finance
                              Crowell, Weedon & Co.

                                  GENE E. LEARY
                              Retired Executive at
                               Honeywell, Inc. and
                            Control Data Corporation

                                CHARLES A. SCHWAN
                     President and Chief Executive Officer
                                 of the Company


                               CORPORATE OFFICERS
                                CHARLES A. SCHWAN
                     President and Chief Executive Officer

                                  JOHN H. ALLEN
                           Vice President, Finance and
                       Chief Financial Officer, Secretary


                          TRANSFER AGENT AND REGISTRAR
                        ChaseMellon Shareholder Services
                               85 Challenger Road
                            Ridgefield Park, NJ 07660
                                 (800) 356-2017
                               www.chasemellon.com


                              INDEPENDENT AUDITORS
                                Ernst & Young LLP
                              San Diego, California

                                  LEGAL COUNSEL
                        Gray Cary Ware & Freidenrich LLP
                              San Diego, California


COHU STOCK INFORMATION

Cohu, Inc. stock is traded on the NASDAQ National Market under the symbol "COHU". Cohu declared cash dividends at the rate of $0.08 per share per quarter in 1998 and $0.06 per share per quarter in 1997.

The following table sets forth the high and low sales prices as reported on the NASDAQ National Market during the last two years.

                                          1998                  1997
                                     --------------       --------------
                                      HIGH     LOW         High     Low
                                      ----     ---         ----     ---
First Quarter                        $48.63  $28.13       $28.50   $22.25
Second Quarter                        39.25   23.50        36.38    21.50
Third Quarter                         24.88   14.25        57.50    30.75
Fourth Quarter                        25.25   12.00        57.75    29.00


At December 31, 1998 the Company had approximately 10,000 total stockholders including 1,407 holders of record.


A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR 1998 AND OTHER INFORMATION ABOUT COHU IS AVAILABLE WITHOUT CHARGE BY CONTACTING:

Investor Relations
Cohu, Inc.
5755 Kearny Villa Road
San Diego, CA 92123-1111
(619) 514-6203
or visit our website at www.cohu.com


QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share data)

                       FIRST        SECOND        THIRD        FOURTH        YEAR
                      -------      -------       -------      -------      --------
Net sales:     1998   $56,691      $55,202       $34,277      $25,341      $171,511
               1997    34,762       44,642        52,769       55,583       187,756

Gross profit:  1998    23,324       19,577         8,671        3,512 *      55,084
               1997    14,854       19,542        23,245       24,124        81,765

Net income
  (loss):      1998     8,216        5,313           466       (2,349)*      11,646
               1997     4,714        6,926         8,527        9,020        29,187

Earnings (loss)
   per share:
      Basic    1998       .85          .55           .05         (.24)*        1.20
               1997       .50          .74           .90          .95          3.09

      Diluted  1998       .82          .53           .05         (.24)*        1.17
               1997       .48          .70           .85          .90          2.93


*Impacted by asset write-downs. See Note 2 to Consolidated Financial Statements


ANNUAL MEETING

The annual meeting of stockholders will be held at 2:00 p.m. on Tuesday, May 11, 1999 at the Company's corporate headquarters.