Form 10-K405, Exhibit 13
period 1999-12-31
COHU INC
filed 2000-03-03
CIK 21535

                                                                      EXHIBIT 13



--------------------------------------------------------------------------------

COMPANY PROFILE

Cohu, Inc. ("Cohu") is the largest U.S. based and one of the world's largest suppliers of test handling equipment used by semiconductor manufacturers in final test operations. Cohu also manufactures closed circuit television, metal detection and microwave radio equipment.



FINANCIAL HIGHLIGHTS
(in thousands, except per share data)

                                                           1999            1998
                                                         --------        --------
OPERATIONS:
ORDERS                                                   $253,571        $144,122
NET SALES                                                 208,780         171,511
NET INCOME                                                 25,926          11,646
EARNINGS PER SHARE*:
     BASIC                                                   1.31             .60
     DILUTED                                                 1.26             .58


BALANCE SHEET:
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS          81,600          86,703
WORKING CAPITAL                                           146,050         120,143
TOTAL ASSETS                                              220,733         162,231
STOCKHOLDERS' EQUITY                                      162,356         137,463

* Adjusted for two-for-one stock split effective September 1999

(GRAPH)

      YEAR         ORDERS         SALES       NET INCOME    STOCKHOLDERS' EQUITY
                (in millions) (in millions)  (in millions)      (in millions)
      1995         189.4         178.8           23.6               72.0

      1996         147.9         159.4           24.2               96.3

      1997         209.3         187.8           29.2              126.2

      1998         144.1         171.5           11.6              137.5

      1999         253.6         208.8           25.9              162.4


FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, including expectations of market demand, hallenges and plans, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the Safe Harbor provisions created by that statute. The words "anticipate", "expect", "believe" and similar expressions are intended to identify such statements that are subject to certain risks and uncertainties, including but not limited to those discussed under the caption "Business and Market Risks" beginning on page 14 of this Annual Report, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

LETTER TO STOCKHOLDERS:
--------------------------------------------------------------------------------

        Sales for 1999 were a record $208.8 million compared to $171.5 million for 1998. Net income for 1999 was $25.9 million or $1.26 per share, compared to $11.6 million or $.58 per share in 1998.

        Orders for 1999 were a record $253.6 million compared to $144.1 million in 1998. Backlog at the end of 1999 was $72.9 million compared to year end 1998 backlog of $28.1 million.

        Sales of test handling equipment increased 28% from 1998 levels and accounted for 84% of 1999 total sales. Sales of television cameras and related equipment accounted for 10% of sales and metal detection and microwave equipment contributed 6% of sales.

        The record sales and orders in 1999 were due to the strength of the semiconductor equipment industry and strong demand for Cohu's test handler products, including our new Castle and Summit handlers.

        International sales for 1999 were $132.1 million compared to 1998 international sales of $74.9 million and accounted for 63% of consolidated sales compared to 44% for the prior year. The largest segment of international sales is supported by our subsidiary located in Singapore with additional service personnel located throughout Southeast Asia.

        While semiconductor and semiconductor equipment year to year forecasts are subject to a great deal of inaccuracy, semiconductor content in a wide variety of products continues to grow resulting in increased demand over the long-term for semiconductors and related capital equipment. Cohu's objective is to provide advanced, cost-effective solutions and superior technical support and services to our customers.

        Dividends of $3.6 million or $.18 per share were paid in 1999, the 21st consecutive year of cash dividend payments and the 13th year in a row in which dividends were increased.



                                     (PHOTO)



        We wish to thank our shareholders and customers for their continued support and express our appreciation to our employees and suppliers, without whose extraordinary efforts we could not have achieved our record results.

        Sincerely,


        Charles A. Schwan
        Chairman & Chief Executive Officer
        January 27, 2000


--------------------------------------------------------------------------------

        This Annual Report is dedicated to the memory of William Ivans, Cohu's former Chairman, who was killed in a glider plane accident in July. Bill had been associated with Cohu for over 40 years and was President and CEO from 1965 to 1983.

--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(in thousands, except per share data)

FOR THE YEARS ENDED DECEMBER 31                         1999          1998          1997          1996          1995
                                                      ---------     ---------     ---------     ---------     ---------
Net sales:
     Semiconductor equipment                          $ 175,140     $ 136,323     $ 152,668     $ 126,236     $ 146,093
     Television cameras                                  21,330        21,001        23,553        22,298        21,570
                                                      ---------     ---------     ---------     ---------     ---------
          Net sales for reportable segments             196,470       157,324       176,221       148,534       167,663
     All other                                           12,310        14,187        11,535        10,819        11,096
                                                      ---------     ---------     ---------     ---------     ---------
Total consolidated net sales                          $ 208,780     $ 171,511     $ 187,756     $ 159,353     $ 178,759
                                                      =========     =========     =========     =========     =========
Operating profit (loss):
     Semiconductor equipment                          $  35,715     $  14,213     $  41,167     $  35,298     $  37,704
     Television cameras                                   1,891         1,570         3,056         2,866         2,280
                                                      ---------     ---------     ---------     ---------     ---------
          Operating profit for reportable segments       37,606        15,783        44,223        38,164        39,984
     All other                                             (792)       (1,094)          159           145           (14)
                                                      ---------     ---------     ---------     ---------     ---------
Total consolidated operating profit                      36,814        14,689        44,382        38,309        39,970
Other unallocated amounts:
     Corporate expenses                                  (1,871)         (955)       (1,337)       (1,273)       (1,051)
     Interest income                                      4,271         3,469         2,999         1,960           704
     Interest expense                                        --            --            --            --           (12)
     Goodwill amortization and write-down                  (288)       (1,157)         (157)         (157)         (689)
                                                      ---------     ---------     ---------     ---------     ---------
Income before income taxes                               38,926        16,046        45,887        38,839        38,922
Provision for income taxes                               13,000         4,400        16,700        14,600        15,300
                                                      ---------     ---------     ---------     ---------     ---------
Net income                                            $  25,926     $  11,646     $  29,187     $  24,239     $  23,622
                                                      =========     =========     =========     =========     =========
Earnings per share*:
     Basic                                            $    1.31     $     .60     $    1.55     $    1.31     $    1.32
     Diluted                                               1.26           .58          1.47          1.25          1.23

Cash dividends per share, paid quarterly*             $     .18     $     .16     $     .12     $     .10     $     .08

Depreciation and amortization deducted in
  arriving at operating profit:
     Semiconductor equipment                          $   2,303     $   1,953     $   1,321     $     833     $     620
     Television cameras                                     468           424           420           410           387
     All other                                              235           265           250           253           188
                                                      ---------     ---------     ---------     ---------     ---------
                                                          3,006         2,642         1,991         1,496         1,195
Goodwill amortization                                       288           157           157           157           689
                                                      ---------     ---------     ---------     ---------     ---------
                                                      $   3,294     $   2,799     $   2,148     $   1,653     $   1,884
                                                      =========     =========     =========     =========     =========
Capital expenditures:
     Semiconductor equipment                          $   1,828     $   1,356     $   3,513     $   3,586     $   4,932
     Television cameras                                     452           162           341           294           192
     All other                                              129           208           275         1,256           163
                                                      ---------     ---------     ---------     ---------     ---------
                                                      $   2,409     $   1,726     $   4,129     $   5,136     $   5,287
                                                      =========     =========     =========     =========     =========
AT DECEMBER 31
Total assets by segment:
     Semiconductor equipment                          $ 115,671     $  50,754     $  79,978     $  39,981     $  48,708
     Television cameras                                  11,758         8,728        10,696        10,573        10,886
                                                      ---------     ---------     ---------     ---------     ---------
         Total assets for reportable segments           127,429        59,482        90,674        50,554        59,594
     All other operating segments                         5,419         7,537         8,307         7,449         8,240
     Corporate                                           87,885        95,212        63,911        59,923        36,100
                                                      ---------     ---------     ---------     ---------     ---------
Total consolidated assets                             $ 220,733     $ 162,231     $ 162,892     $ 117,926     $ 103,934
                                                      =========     =========     =========     =========     =========

Working capital                                       $ 146,050     $ 120,143     $ 106,201     $  78,003     $  57,228
Stockholders' equity                                    162,356       137,463       126,211        96,272        72,029


* Adjusted for two-for-one stock split effective September 1999

SEMICONDUCTOR TEST HANDLING EQUIPMENT
--------------------------------------------------------------------------------

        Cohu's Delta Design ("Delta") subsidiary is the largest U.S. based and second largest worldwide supplier of test handling equipment to the semiconductor industry. Test handlers are electromechanical systems that automate the testing of integrated circuits (ICs). Testing is an essential part of the IC manufacturing process. Test handlers, connected to automatic test equipment (ATE), provide an efficient method for verifying the quality and characterizing the performance of ICs before shipment to customers.

        Delta's handlers are engineered to provide a precisely-controlled test environment, over the range -60 degrees C to +160 degrees C, as most ICs are tested at hot or cold temperatures to verify their performance under extreme operating conditions. Test handlers mainly use gravity-feed or pick-and-place technologies. In gravity-feed handlers, ICs are unloaded from plastic tubes or metal magazines at the top of the machine and flow through the system, from top to bottom, propelled along precision trackwork by the force of gravity. After being tested, the devices are sorted and reloaded into tubes or magazines for additional process steps or for shipment. Gravity-feed handling is simple, reliable and fast and is the preferred technique for devices with leads on only two sides, such as the dual-in-line (DIP) and small outline (SOIC). ICs with leads on all four sides, such as the Quad Flat Pack (QFP) and certain ICs with fragile leads, such as the thin small outline package (TSOP), cannot be processed in gravity systems. Instead, pick-and-place systems, which handle devices individually, thereby providing protection for the leads, are used. In pick-and-place systems, ICs are automatically removed from waffle-like, plastic trays, placed in precision transport boats, or carriers and processed through the system. After testing, the devices are sorted and reloaded into designated trays, based on test results.

        Delta offers semiconductor manufacturers a broad line of both pick-and-place and gravity test handling equipment. The Nitro Flex (Flex) is an industry workhorse. More Flexes have been sold than any other logic pick-and-place test handler. Through Delta's continuous product improvement process, the Flex has been successfully adapted to meet the evolving needs of IC manufacturers. The Model 2040 RFS(TM) is a fast-index time pick-and-place handler, designed for high production applications. The RFS(TM) utilizes a patented contactor indexing mechanism to deliver among the highest throughputs of any logic pick-and-place handler available today. The Delta 1688 is an ambient pick-and-place system that uses the same fast contactor indexing mechanism as the RFS(TM). During 1999, the 1688 gained widespread use among manufacturers of ICs for the communications and RF markets. Delta's Castle handlers incorporate a unique tray handling system that provides high input/output automation in an extremely small footprint, an important factor for IC manufacturers, who must make efficient use of their manufacturing floorspace. The system is available in configurations tailored for handling logic or memory devices. The Castle Mx32, which can test up to 32 devices in parallel, including chip scale packages (CSPs), is being used in the emerging market for high-speed memory ICs. Castle Lx, for logic applications, is Delta's next generation logic handling platform. Delta's newest handler, Summit, is the market leader in handling advanced microprocessors and other high speed, high power devices. Summit utilizes an innovative system to control test temperatures and dissipate the considerable heat generated by these devices during test.

        Delta manufactures three lines of gravity test handlers: the 717 Series, 3000 Series and 4000 Series. The 717 handles SOIC devices used by communications and wireless IC manufacturers and is an industry leader in the growing market for handling high frequency ICs. The 3000 Series handlers are engineered for larger ICs and for parallel test applications. Like the Flex handler, the 3287 has been successfully adapted as test requirements and IC packaging have changed. The 4000 Series, capable of processing up to 18,000 units per hour, combines the high speed SOIC handling of the 717 Series with the multi-site capability of the 3000 Series.

        In 1998, the semiconductor and semiconductor equipment industries experienced one of the worst slumps in history. However, business rebounded sharply in 1999, driven by broad-based growth in semiconductor markets, strong PC demand and advances in wireless communications. At Delta, with our strong customer base, including many of the world's largest and fastest growing IC manufacturers, this meant a rapid and steep increase in orders for our products. For the first time in Delta's history, orders in 1999 exceeded $200 million. We

--------------------------------------------------------------------------------

increased manufacturing capacity significantly and from Q1 to Q4, the dollar value and unit volume of shipments more than tripled. To support this growth, our workforce more than doubled during 1999. Geographically, handler related sales were distributed 68% in Asia, 29% in North America and 3% to the rest of the world. The percentage of shipments to Southeast Asia has grown steadily, as IC manufacturers continue to focus their test expansion in that region. Our extensive, Southeast Asia service, sales and applications engineering organization deployed at more than fifteen locations throughout the region, enables us to provide our customers with unmatched support and is a powerful competitive advantage.

        The semiconductor industry is in a period of accelerated change as industry experts predict that wireless communications and portable electronics will surpass PCs to become the primary drivers of semiconductor growth. These applications require electronics manufacturers to continually shrink the size of their products. As a result, the semiconductor industry is introducing smaller IC packages at a faster rate than anytime in its history. ICs, such as CSPs are highly efficient, as they are only slightly larger than the circuitry packaged inside. Market forecasters predict that IC unit volumes will grow at a rate of twenty percent or more for the next several years. Delta is being challenged to produce systems that can accommodate a wider variety of these new packages, at higher performance levels, at lower cost and with shorter lead times than ever before.



                                     (PHOTO)



                               SUMMIT TEST HANDLER

        While these are formidable challenges, Delta has never been in a stronger position, with solid financials, leading products and a global infrastructure to meet the requirements of our multinational customers. New products are in development for our two major markets today - pick-and-place and gravity. Additionally, we are investing in a new handling approach, non-singulated test, which we believe will develop into a measurable market segment within the next several years.

        On January 1, 2000, we united our operations, Delta Design (San Diego,
CA) and Daymarc (Littleton, MA) under the Delta Design name. With this alignment, we can more effectively leverage the significant capabilities and resources of our organization to meet the needs and expectations of our customers. For example, as a result of the steep ramp in our handler business, we successfully transferred production of our Model 1688 pick-and-place handler from our San Diego plant to our Littleton facility. This move helped maximize our production output and enabled us to keep pace with unprecedented demand for our products.

ELECTRONICS DIVISION (TELEVISION CAMERAS)

        Cohu's Electronics Division has been a leading American designer and manufacturer of closed circuit television ("CCTV") cameras and systems for more than forty years. Our customer base for these products is broadly distributed between machine vision, scientific imaging and security/surveillance markets.

        Cohu's product line represents a comprehensive array of indoor and outdoor CCTV cameras and camera control equipment. We are most readily differentiated from the competition by our willingness and ability to create quality products that solve a customer's unique requirements. Cohu's long established role in advanced CCTV technology is based on a continuing commitment to quality, product performance and customer support.

        Drawing on their flexibility and reliability, Cohu cameras continue to find new applications. CCTV

--------------------------------------------------------------------------------

solutions have been created for such diverse requirements as aircraft in-flight safety and entertainment, explosives detection, border control and underground pipe inspection. Cohu completed and delivered a major CCTV system consisting of cameras and video accessories for monitoring petroleum processing in the Middle East. This project illustrates our ability to design complex video systems that integrate products and resources from multiple vendors.

        Cohu manufactures video cameras for a number of Original Equipment Manufacturer ("OEM") customers that integrate our components into their products. The OEM sales team helps customers meet automated assembly challenges. The rebound of the semiconductor industry is reflected in increased orders for machine vision components. In addition to standard CCTV cameras, Cohu is capable of designing and manufacturing custom or special-purpose cameras for process automation, including pick-and-place, assembly and test and measurement. The product line includes cameras that are integrated into systems for fluorescing gel analysis, medical research and x-ray.

        Other distribution channels for television products include direct sales to end users, contractors and value-added resellers. In 1999 Cohu won a number of contracts for traffic surveillance cameras, including systems in Wisconsin, Texas and Georgia. Cohu cameras will be used to monitor highways leading to the 2002 Winter Olympic venues near Salt Lake City, Utah. In addition to sales of standard cameras to state and federal highway departments, Cohu is an OEM provider to a key manufacturer of wide area detection products for traffic control.

        We continue to pursue opportunities in the international market through distributors, contractors and OEM accounts. Sales efforts will be focused on process monitoring, security, large projects and advanced imaging applications.

        Cohu has been involved with a number of large-scale construction projects where specialized design expertise is provided to major engineering firms. Installations include process monitoring for waste handling, water works and hazardous material and facility security.

        We are registered compliant to ISO-9001 standards, the most rigid of five levels of standards in the ISO 9000 series. ISO registration is a competitive advantage in market areas where ISO 9000 is heavily supported, such as Europe and the Middle East.

        In 2000, key markets for Cohu CCTV products are expected to include applications for transportation, machine vision, microscopy and surveillance.

OTHER BUSINESSES

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

        Broadcast Microwave Services, Inc. ("BMS") manufactures high quality microwave radio transmitters, receivers, antenna systems and related support items. These products are used in the transmission of telemetry, data, video and audio signals. BMS customers include government test ranges, law enforcement agencies, unmanned air vehicle programs and television broadcasters.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(in thousands, except par value)

                                                                                      December 31,
ASSETS                                                                              1999        1998
                                                                                  --------    --------
Current assets:
     Cash and cash equivalents                                                    $ 55,954    $ 74,446
     Short-term investments                                                         25,646      12,257
     Accounts receivable less allowance for doubtful accounts
          of $1,981 in 1999 and $1,338 in 1998                                      52,262      18,800
     Inventories:
          Raw materials and purchased parts                                         21,257      12,977
          Work in process                                                           18,768       5,927
          Finished goods                                                            15,621       6,973
                                                                                  --------    --------
                                                                                    55,646      25,877
     Deferred income taxes                                                          11,231      10,477
     Prepaid expenses                                                                2,030       1,541
                                                                                  --------    --------
          Total current assets                                                     202,769     143,398
Property, plant and equipment, at cost:
     Land and land improvements                                                      2,501       2,501
     Buildings and building improvements                                            12,507      12,102
     Machinery and equipment                                                        19,849      17,801
                                                                                  --------    --------
                                                                                    34,857      32,404
     Less accumulated depreciation and amortization                                 17,841      14,791
                                                                                  --------    --------
          Net property, plant and equipment                                         17,016      17,613
Goodwill, net of accumulated amortization of $2,260 in 1999 and $1,972 in 1998         867       1,155
Other assets                                                                            81          65
                                                                                  --------    --------
                                                                                  $220,733    $162,231
                                                                                  ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                             $ 13,042    $  3,016
     Income taxes payable                                                            6,778       3,070
     Accrued compensation and benefits                                               7,954       5,369
     Accrued warranty                                                                5,738       4,060
     Customer advances                                                              18,530       3,978
     Other accrued liabilities                                                       4,677       3,762
                                                                                  --------    --------
          Total current liabilities                                                 56,719      23,255
Accrued retiree medical benefits                                                       984         993
Deferred income taxes                                                                  674         520

Commitments
Stockholders' equity:
     Preferred stock, $1 par value; 1,000 shares authorized, none issued                --          --
     Common stock, $1 par value; 40,000 shares authorized, 19,938 shares
          issued and outstanding in 1999 and 9,779 shares in 1998                   19,938       9,779
     Paid in excess of par                                                           3,539      11,169
     Retained earnings                                                             138,879     116,515
                                                                                  --------    --------
          Total stockholders' equity                                               162,356     137,463
                                                                                  --------    --------
                                                                                  $220,733    $162,231
                                                                                  ========    ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
(in thousands, except per share amounts)

                                                Years ended December 31,
                                            --------------------------------
                                              1999        1998        1997
                                            --------    --------    --------
Net sales                                   $208,780    $171,511    $187,756
Cost and expenses:
     Cost of sales                           126,712     116,427     105,991
     Research and development                 20,534      20,400      17,513
     Selling, general and administrative      26,879      21,107      21,364
     Goodwill write-down                          --       1,000          --
                                            --------    --------    --------
                                             174,125     158,934     144,868
                                            --------    --------    --------
Income from operations                        34,655      12,577      42,888
Interest income                                4,271       3,469       2,999
                                            --------    --------    --------
Income before income taxes                    38,926      16,046      45,887
Provision for income taxes                    13,000       4,400      16,700
                                            --------    --------    --------
Net income                                  $ 25,926    $ 11,646    $ 29,187
                                            ========    ========    ========

Earnings per share:
     Basic                                  $   1.31    $    .60    $   1.55
                                            ========    ========    ========
     Diluted                                $   1.26    $    .58    $   1.47
                                            ========    ========    ========

Weighted average shares used in
  computing earnings per share:
     Basic                                    19,763      19,452      18,874
                                            ========    ========    ========
     Diluted                                  20,502      19,940      19,900
                                            ========    ========    ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

(in thousands)                                                                Years ended December 31,
                                                                           1999         1998         1997
                                                                         --------     --------     --------
Cash flows from operating activities:
     Net income                                                          $ 25,926     $ 11,646     $ 29,187
     Adjustments to reconcile net income to net cash provided
       from operating activities:
          Depreciation and amortization                                     3,294        2,799        2,148
          Loss on asset write-downs and disposals                              --          420           --
          Goodwill write-down                                                  --        1,000           --
          Purchase consideration paid with stock                               --           --          551
          Deferred income taxes                                              (600)        (636)         204
          Increase (decrease) in accrued retiree medical benefits              (9)         (11)          88
          Changes in assets and liabilities:
               Accounts receivable                                        (33,462)      13,134      (12,764)
               Inventories                                                (29,769)      19,022      (29,317)
               Prepaid expenses                                              (489)         (63)        (312)
               Accounts payable                                            10,026      (13,150)      11,702
               Income taxes payable                                         4,120           49        2,669
               Customer advances                                           14,552        3,978           --
               Accrued compensation, warranty and other liabilities         5,178       (2,551)       1,176
                                                                         --------     --------     --------
               Net cash provided from (used for) operating activities      (1,233)      35,637        5,332
Cash flows from investing activities:
     Purchases of short-term investments                                  (22,429)     (21,280)     (23,779)
     Maturities of short-term investments                                   9,040       22,837       38,291
     Purchases of property, plant and equipment                            (2,409)      (1,726)      (4,129)
     Other assets                                                             (16)          36          (40)
                                                                         --------     --------     --------
               Net cash provided from (used for) investing activities     (15,814)        (133)      10,343
Cash flows from financing activities:
     Issuance of stock, net                                                 2,117        2,322        1,671
     Dividends paid                                                        (3,562)      (3,116)      (2,270)
                                                                         --------     --------     --------
               Net cash used for financing activities                      (1,445)        (794)        (599)
                                                                         --------     --------     --------
Net increase (decrease) in cash and cash equivalents                      (18,492)      34,710       15,076
Cash and cash equivalents at beginning of year                             74,446       39,736       24,660
                                                                         --------     --------     --------
Cash and cash equivalents at end of year                                 $ 55,954     $ 74,446     $ 39,736
                                                                         ========     ========     ========
Supplemental disclosure of cash flow information:
     Cash paid during the year for:
          Income taxes, net of refunds                                   $  9,480     $  5,191     $ 13,827



8                                  upper half

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
(in thousands, except par value and per share amounts)


                                                                 Years ended December 31, 1999, 1998 and 1997
                                                         -----------------------------------------------------------
                                                         Common stock      Paid in         Retained
                                                         $1 par value    excess of par     earnings          Total
                                                         ------------    -------------    ----------       ---------
Balance at December 31, 1996                               $   9,341       $   5,863       $  81,068       $  96,272
     Cash dividends - $.12 per share                              --              --          (2,270)         (2,270)
     Daymarc acquisition                                          18             533              --             551
     Repurchase and retirement of stock                           (3)            (67)             --             (70)
     Exercise of stock options                                   185           1,350              --           1,535
     Shares issued under employee stock purchase plan              8             198              --             206
     Tax benefit from stock options                               --             800              --             800
     Net income                                                   --              --          29,187          29,187
                                                           ---------       ---------       ---------       ---------
Balance at December 31, 1997                                   9,549           8,677         107,985         126,211
     Cash dividends - $.16 per share                              --              --          (3,116)         (3,116)
     Repurchase and retirement of stock                           (1)            (27)             --             (28)
     Exercise of stock options                                   195           1,452              --           1,647
     Shares issued under employee stock purchase plan             36             667              --             703
     Tax benefit from stock options                               --             400              --             400
     Net income                                                   --              --          11,646          11,646
                                                           ---------       ---------       ---------       ---------
Balance at December 31, 1998                                   9,779          11,169         116,515         137,463
     Two-for-one stock split                                   9,779          (9,779)             --              --
     Cash dividends - $.18 per share                              --              --          (3,562)         (3,562)
     Repurchase and retirement of stock                          (23)           (349)             --            (372)
     Exercise of stock options                                   328           1,503              --           1,831
     Shares issued under employee stock purchase plan             75             583              --             658
     Tax benefit from stock options                               --             412              --             412
     Net income                                                   --              --          25,926          25,926
                                                           ---------       ---------       ---------       ---------
Balance at December 31, 1999                               $  19,938       $   3,539       $ 138,879       $ 162,356
                                                           =========       =========       =========       =========

See accompanying notes.



8                                 bottom half

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRESENTATION - The consolidated financial statements include the accounts of Cohu, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and balances have been eliminated in consolidation. Certain amounts in the December 31, 1998 consolidated balance sheet have been reclassified to conform to the 1999 presentation.

   INVESTMENTS - Highly liquid investments with insigni-ficant interest rate risk and original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of the Company's investments are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, recorded in stockholders' equity. Gross unrealized gains and losses were not significant at December 31, 1999 and 1998. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available for the Company's current operations.

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

   LONG-LIVED ASSETS - Depreciation and amortization of property, plant and equipment is calculated principally on the straight-line method based on estimated useful lives of five to forty years for buildings and building improvements and three to ten years for machinery and equipment. Through December 31, 1998, goodwill was amortized on the straight-line method over twenty years. Commencing January 1999, goodwill is being amortized over four years. The carrying amount and useful life of long-lived assets are reviewed if facts and circumstances suggest there has been impairment. If this review indicates that long-lived assets will not be recoverable, as determined based on estimated undiscounted cash flows, the carrying amount and useful life are reduced.

   STOCK SPLIT - On August 19, 1999, the Company's Board of Directors authorized a two-for-one stock split in the form of a 100% stock dividend that was paid September 24, 1999, to stockholders of record on September 3, 1999. All per share and certain share amounts included herein have been restated to reflect the split.

   EARNINGS PER SHARE - Earnings per share are computed in accordance with FASB Statement No. 128, Earnings per Share. Basic earnings per share are computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share include the dilutive effect of common shares potentially issuable upon the exercise of stock options. In 1999 and 1998 options to purchase 100,000 and 476,000 shares, respectively, of common stock at average exercise prices of $18.71 and $16.81, respectively, were excluded from the diluted computation. The following table reconciles the denominators used in computing basic and diluted earnings per share:

          (in thousands)                1999        1998        1997
                                       ------      ------      ------
          Weighted average common
            shares outstanding         19,763      19,452      18,874
          Effect of dilutive
            stock options                 739         488       1,026
                                       ------      ------      ------
                                       20,502      19,940      19,900
                                       ======      ======      ======

   REVENUE RECOGNITION - Revenue is generally recognized upon shipment or, in instances where products are required to meet certain customer requirements, upon successful completion of such requirements. During 1999 the Company shipped a significant number of its new Summit test handlers. At December 31, 1999 the Summit handlers had not met certain customer acceptance requirements. In accordance with Staff Accounting Bulletin No. 101, revenue on these shipments will be recognized in 2000 upon customer acceptance. Customer payments received on these shipments totaling approximately $18.5 million at December 31, 1999 have been recorded as customer advances in the consolidated balance sheet. Product warranty costs are accrued in the period sales are recognized.

   STOCK BASED COMPENSATION - The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option and employee stock purchase plans.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that affect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, usage and recoverability of inventory and long-lived assets and incurrence of warranty costs. Actual results could differ from those estimates.

2. 1998 FOURTH QUARTER ADJUSTMENTS

        In the fourth quarter of 1998 the Company recorded net pretax charges for inventory and related reserves of approximately $3,500,000 and a goodwill write-down of $1,000,000 primarily as a result of changes in customer demand for certain semiconductor handler products. In addition, the credit for income taxes in the fourth quarter of 1998 was favorably affected by approximately $1,000,000 as a result of the settlement of tax examinations for earlier years.

--------------------------------------------------------------------------------

3. INVESTMENTS

           Investments at December 31, 1999 and 1998, were as follows:

             (in thousands)                  1999           1998
                                           --------       --------
            Corporate debt securities      $ 66,552       $ 79,554
            Less amounts classified
               as cash equivalents          (40,906)       (67,297)
                                           --------       --------
            Short-term investments         $ 25,646       $ 12,257
                                           ========       ========

        At December 31, 1999 and 1998 the estimated fair value of the Company's investments approximated amortized cost. Except for $3,260,000 of investments at December 31, 1999 that mature in 2001, all investments mature in 2000.

4. LINE OF CREDIT

        The Company maintains a $10,000,000 unsecured bank line-of-credit facility bearing interest at the bank's prime reference rate. The facility requires compliance with certain financial covenants and expires in May 2000. No borrowings were outstanding at December 31, 1999 or 1998.

5. INCOME TAXES

               Significant components of the provision for income taxes are as follows:

           (in thousands)        1999           1998           1997
                               --------       --------       --------
          Current:
             Federal           $ 11,734       $  4,329       $ 14,131
             State                1,866            707          2,365
                               --------       --------       --------
          Total current          13,600          5,036         16,496
          Deferred:
             Federal               (674)          (478)           189
             State                   74           (158)            15
                               --------       --------       --------
          Total deferred           (600)          (636)           204
                               --------       --------       --------
                               $ 13,000       $  4,400       $ 16,700
                               ========       ========       ========

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:


        (in thousands)
                                                      December 31,
        Deferred tax assets:                       1999          1998
                                                 --------      --------
             Reserves and accrued
               warranty costs                    $  9,850      $  9,531
             Accrued state income taxes               482           203
             Accrued employee benefits              1,278         1,164
             Other                                    520           573
                                                 --------      --------
                  Total deferred tax assets        12,130        11,471
                                                 --------      --------
        Deferred tax liabilities:
             Tax over book depreciation             1,573         1,514
                                                 --------      --------
                  Net deferred tax assets        $ 10,557      $  9,957
                                                 ========      ========

        The reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision for income taxes is as follows:

    (in thousands)                    1999           1998           1997
                                    --------       --------       --------
    Tax at U.S. statutory rate      $ 13,624       $  5,616       $ 16,060
    State income taxes, net of
       federal tax benefit             1,261            357          1,547
    FSC benefit                       (1,487)          (641)        (1,477)
    Nondeductible goodwill
       and performance-based
       consideration expense             101            405            248
    Settlement of prior year
       tax examinations                   --         (1,049)            --
    Other - net                         (499)          (288)           322
                                    --------       --------       --------
                                    $ 13,000       $  4,400       $ 16,700
                                    ========       ========       ========

6. STOCKHOLDER RIGHTS PLAN

        In November 1996 the Company adopted a Stockholder Rights Plan and declared a dividend distribution of one-half Right ("Right") for each share of Common Stock, payable to holders of record on December 3, 1996. Under certain conditions, each Right may be exercised to purchase 1/200 of a share of Series A Preferred Stock at a purchase price of $45, subject to adjustment. The Rights are not presently exercisable and will only become exercisable following the occurrence of certain specified events. If these specified events occur, each Right will be adjusted to entitle its holder to receive upon exercise Common Stock having a value equal to two times the exercise price of the Right or each Right will be adjusted to entitle its holder to receive common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending on the circumstances. The Rights expire on November 14, 2006 and may be redeemed by the Company for $0.001 per Right. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings per share of the Company.

7. SEGMENT AND RELATED INFORMATION

        The Company has two reportable segments as defined by FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company's reportable segments are business units that offer different products and are managed separately because each business requires different technology and marketing strategies. The semiconductor equipment segment designs, manufactures and sells semiconductor test handling equipment to semiconductor manufacturers throughout the world and accounted for 84% of net sales in 1999. The television camera segment designs, manufactures and sells closed circuit television cameras and systems to original equipment manufacturers, contractors and government agencies and accounted for 10% of net sales in 1999. The Company's other operating segments include a metal detection business and a microwave radio equipment company. Neither of these other segments met any of the quantitative thresholds for determining reportable segments. Information regarding industry segments for 1999, 1998, and

--------------------------------------------------------------------------------

1997 contained in the Selected Financial Data on page 2 is an integral part of these financial statements.

        The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company allocates resources and evaluates the performance of segments based on pretax profit or loss from operations, excluding unusual gains or losses. Intersegment sales were not significant for any period.

        Customers from the semiconductor equipment segment comprising 10% or greater of the Company's net sales are summarized as follows:

                                 1999          1998          1997
                                 ----          ----          ----
              Customer A           24%           22%           17%
              Customer B           12%            9%            8%
              Customer C            7%           12%           14%
              Customer D            3%           17%           11%

        Assets located in foreign countries were not significant. Net sales to customers, attributed to countries based on product shipment destination, were as follows:

       (in thousands)                 1999          1998          1997
                                    --------      --------      --------
       United States                $ 76,715      $ 96,645      $ 90,820
       Singapore                      25,616         8,101        11,810
       China                          21,351         9,035        11,790
       Taiwan                         19,849         6,301        15,157
       Malaysia                       18,822        19,222        23,210
       Philippines                    13,363        19,141        14,736
       Other foreign countries        33,064        13,066        20,233
                                    --------      --------      --------
       Total                        $208,780      $171,511      $187,756
                                    ========      ========      ========

8. EMPLOYEE BENEFIT PLANS

      RETIREMENT PLANS - The Company has voluntary defined contribution retirement 401(k) plans whereby it will match contributions up to 4% of employee compensation. Company contributions to the plans were $1,199,000 in 1999, $1,179,000 in 1998, and $991,000 in 1997. Certain of the Company's foreign employees participate in a defined benefit pension plan. The related expense and benefit obligation of this plan were not significant.

      RETIREE MEDICAL BENEFITS - The Company provides post-retirement health benefits under a noncontributory plan to certain executives and directors. The net periodic benefit cost was $80,000, $78,000, and $95,000, in 1999, 1998, and
1997, respectively. The Company funds benefits as costs are incurred. Benefits paid and other changes in the benefit obligation for each of the three years in the period ended December 31, 1999 were not significant. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 7.0% in 1999 and 1998, and 7.5% in 1997. Annual rates of increase of the cost of health benefits were assumed to be approximately 8.25% in 2000. These rates were then assumed to decrease 0.25% per year to 6% in 2009 and remain level thereafter. A 1% increase (decrease) in health care cost trend rates would increase (decrease) the 1999 net periodic benefit cost by approximately $10,000 ($10,000) and the accumulated post-retirement benefit obligation as of December 31, 1999 by approximately $140,000 ($100,000).

      EMPLOYEE STOCK PURCHASE PLAN - In May 1997 the Company adopted the Cohu, Inc. 1997 Employee Stock Purchase Plan providing for the issuance of a maximum of 600,000 shares of the Company's Common Stock. Under the Plan, eligible employees may purchase shares of common stock through payroll deductions. The price paid for the common stock is equal to 85% of the fair market value of the Company's Common Stock on specified dates. In 1999, 1998 and 1997, 74,995, 70,958, and 15,780 shares, respectively, were issued under the Plan.

        The estimated weighted average fair value of purchase rights granted in 1999, 1998 and 1997 was $4.39, $4.51 and $5.26, respectively. The fair value of the purchase rights was estimated using the Black-Scholes option-pricing model with the following assumptions for 1999, 1998 and 1997; risk-free interest rates ranging from 4.4% to 5.3%; dividend yield of 1%; expected life of 6 months and volatility of 54% to 58%.

   STOCK OPTIONS - Under the Company's stock option plans, options may be granted to key employees and outside directors to purchase a fixed number of shares of the Company's Common Stock at prices not less than 100% of the fair market value at the date of grant. The Cohu, Inc. 1996 Outside Directors Stock Option Plan was approved by the Company's stockholders in May 1997. All options become exercisable one-fourth annually beginning one year after the grant date and expire 10 years from the grant date. Options to purchase a total of 443,200 shares were granted to employees in exchange for an equal number of canceled options pursuant to an exchange plan approved by the Board of Directors in December 1998. The newly granted options have exercise prices equal to the fair market value on the date of grant and become exercisable over the four-year period ended December 2002. At December 31, 1999, 255,850 and 120,000 shares were available for future grants under the employee and outside director plans, respectively.

        The estimated weighted average fair value of options granted during 1999, 1998 and 1997 was $6.04, $6.60, and $7.80, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for 1999, 1998, and 1997: risk-free interest rates ranging from 4.2% to 6.6%; dividend yield of 1%; expected life of 4 to 5 years and volatility of 48% to 58%.

        Had compensation cost for the Company's stock option and purchase plan grants from 1995 through 1999 been determined based on the fair value at the date of grant accounting consistent with FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net income and earnings per share would have been as follows:

    (in thousands,
    except per share)                    1999          1998          1997
                                       --------      --------      --------
    Pro forma net income               $ 23,593      $ 10,598      $ 28,035
    Pro forma earnings per share:
          Basic                            1.19           .54          1.49
          Diluted                          1.17           .54          1.42

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

--------------------------------------------------------------------------------

Stock option activity under all option plans was as follows:

(in thousands, except per share data)            1999                     1998                    1997
                                         ---------------------    --------------------     --------------------
                                                      WT. AVG.                Wt. Avg.                 Wt. Avg.
                                         SHARES      EX. PRICE    Shares     Ex. Price     Shares     Ex. Price
                                         ------      ---------    ------     ---------     ------     ---------
Outstanding, beginning of year            1,598       $ 9.47       1,714       $ 8.57       1,678       $ 5.64
Granted                                     816        12.98         806        13.36         468        15.64
Exercised                                  (328)        5.58        (390)        4.22        (370)        4.15
Canceled                                   (175)       11.78        (532)       16.31         (62)        9.36
                                         ------       ------      ------       ------      ------       ------
Outstanding, end of year                  1,911       $11.42       1,598       $ 9.47       1,714       $ 8.57
                                         ======       ======      ======       ======      ======       ======

Options exercisable at year end             559       $ 8.87         610       $ 6.22         682       $ 4.77
                                         ======       ======      ======       ======      ======       ======

Information about stock options outstanding at December 31, 1999 is as follows:

(options in thousands)

                                        Options Outstanding                          Options Exercisable
                          ----------------------------------------------         ---------------------------
                                            Approximate
                             Number           Wt. Avg.                             Number
    Range of              Outstanding        Remaining          Wt. Avg.         Exercisable        Wt. Avg.
Exercisable Prices        at 12/31/99       Life (Years)       Ex. Price         at 12/31/99       Ex. Price
------------------        -----------       ------------       ---------         -----------       ---------
$ 4.03 -  4.85                   121               4.6          $   4.06               121          $   4.06
  7.69 - 12.07                 1,476               8.5             10.72               375              9.16
 12.19 - 22.00                   303               8.6             17.29                63             16.30
 22.88 - 27.50                    11               9.8             24.30                --                --
                            --------                            --------          --------          --------
                               1,911                            $  11.42               559          $   8.87
                            ========                            ========          ========          ========


9. COMMITMENTS

Rent expense for the years ended December 31, 1999, 1998 and 1997 was $1,006,000, $731,000 and $510,000, respectively. Future minimum lease payments at December 31, 1999 are: 2000 - $1,101,000; 2001 - $568,000; 2002 - $366,000;
2003 - $46,000, totaling $2,081,000.

--------------------------------------------------------------------------------
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Cohu, Inc.

        We have audited the accompanying consolidated balance sheets of Cohu, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cohu, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                       /s/ ERNST & YOUNG LLP

San Diego, California
January 26, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

1999 COMPARED TO 1998

       Net sales increased 22% to $208.8 million in 1999 compared to net sales of $171.5 million in 1998. Sales of semiconductor equipment in 1999 increased 28% compared to 1998 and accounted for 84% of consolidated net sales in 1999 versus 80% in 1998. In 1999 sales of television cameras accounted for 10% of sales while the combined sales of metal detection and microwave radio equipment contributed 6% of sales. Export sales accounted for 63% of net sales in 1999 compared to 44% in 1998.

       During 1999 we shipped a significant number of our new Summit test handlers. At December 31, 1999 the Summit handlers had not met certain customer acceptance requirements. In accordance with Staff Accounting Bulletin No. 101, revenue on these shipments will be recognized in 2000 upon customer acceptance. Customer payments received on these shipments totaling approximately $18.5 million at December 31, 1999 have been recorded as customer advances in the consolidated balance sheet.

       Gross margin as a percentage of net sales increased to 39.3% in 1999 versus 32.1% in 1998. Within the semiconductor equipment segment, margins increased in 1999 primarily as a result of changes in product mix and increased business volume. The gross margin in 1998 was adversely impacted by lower margins on sales of our Enterprise test handlers and provisions for excess and obsolete inventories. Research and development expense as a percentage of net sales was 9.8% in 1999 compared to 11.9% in 1998, increasing in absolute dollars from $20.4 million in 1998 to $20.5 million in 1999. Selling, general and administrative expense as a percentage of net sales increased to 12.9% in 1999 from 12.3% in 1998 primarily as a result of increases in bad debt, commission and incentive compensation expense. Interest income increased to $4.3 million in 1999 from $3.5 million in 1998 primarily as a result of an increase in average cash and investments. The provision for income taxes expressed as a percentage of pre-tax income was 33.4% in 1999 vs. 27.4% in 1998. The effective tax rate in 1998 was favorably affected by the settlement of tax examinations for earlier years.

1998 COMPARED TO 1997

       In 1998 Cohu was affected by the worldwide slowdown in demand for semiconductor equipment and as a result net sales decreased 9% to $171.5 million in 1998 compared to net sales of $187.8 million in 1997. Sales of semiconductor equipment in 1998 decreased 11% compared to 1997 and accounted for 80% of consolidated net sales in 1998 versus 81% in 1997. In 1998 sales of television cameras accounted for 12% of sales while the combined sales of metal detection and microwave radio equipment contributed 8% of sales. Export sales accounted for 44% of net sales in 1998 compared to 52% in 1997.

       Gross margin as a percentage of net sales declined to 32.1% in 1998 versus 43.5% in 1997 primarily due to lower margins in the semiconductor equipment business. Within the semiconductor equipment segment, margins decreased in 1998 primarily as a result of provisions for warranty and excess inventories, changes in product mix, including new handler products that had significantly lower margins, reduced business volume, sales price reductions and certain cost increases. Research and development expense as a percentage of net sales increased to 11.9% in 1998 compared to 9.3% in 1997 as a result of an increase in new product development efforts in the semiconductor equipment business. Selling, general and administrative expense as a percentage of net sales increased to 12.3% in 1998 from 11.4% in 1997 primarily as a result of the decrease in business volume offset by a reduction in performance-based compensation expense. Interest income was $3.5 million in 1998 and $3.0 million in 1997. The provision for income taxes expressed as a percentage of pre-tax income was 27.4% in 1998 vs. 36.4% in 1997. The decrease in the effective tax rate was largely attributable to a decline in state income taxes and the favorable impact of the settlement of tax examinations for earlier years.

       In the fourth quarter of 1998 we recorded net pretax charges for inventory and related reserves of approximately $3.5 million and a goodwill write-down of $1.0 million primarily as a result of changes in customer demand for certain semiconductor handler products. The goodwill write-down was based on an analysis of future estimated undiscounted cash flows. In addition, the credit for income taxes in the fourth quarter of 1998 was favorably affected by approximately $1.0 million as a result of the settlement of tax examinations for earlier years.

LIQUIDITY AND CAPITAL RESOURCES

       Cohu's net cash flows used for operating activities in 1999 totaled $1.2 million. The major components of cash flows used for operating activities were net income of $25.9 million and increases in accounts payable and customer advances of $10.0 million and $14.6 million, respectively, offset by increases in accounts receivable and inventories of $33.5 million and $29.8 million, respectively. The increases in accounts payable, accounts receivable and inventories were attributable to the increase in sales volume between December 1998 and December 1999. Net cash used for investing activities was $15.8 million in 1999. Cash used for investing activities included an increase in short-term investments of $13.4 million and purchases of property, plant and equipment totaling $2.4 million. Net cash used for financing activities was $1.4 million. Cash used for financing activities included $3.6 million for the payment of dividends offset by $2.1 million

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

received from the issuance of stock under our stock option and purchase plans. Cohu had $10 million available under our bank line of credit and working capital of $146.1 million at December 31, 1999. We anticipate that present working capital will be sufficient to meet our 2000 operating requirements including any capital expenditures during 2000.

BUSINESS AND MARKET RISKS

INDUSTRY CYCLES

       Cohu's operating results are substantially dependent on our semiconductor equipment business. This capital equipment business is in turn highly dependent on the overall strength of the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of oversupply and excess capacity, which often have had a significant affect on the semiconductor industry's demand for capital equipment, including equipment of the type manufactured and marketed by Cohu. We anticipate that the markets for newer generations of semiconductors may also be subject to similar cycles and severe downturns, such as those experienced in 1996 and 1998. Reductions in capital equipment investment by semiconductor manufacturers will adversely affect our financial position and results of operations.

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

       Semiconductor equipment and processes are subject to rapid technological change. We believe that our future success will depend in part on our ability to enhance existing products and develop new products with improved performance capabilities. We expect to continue to invest heavily in research and development and must manage product transitions successfully, as introductions of new products could adversely impact sales or margins of existing products. In addition, the introduction of new products increases the risk that existing products will become obsolete resulting in greater excess and obsolete inventory exposure. This increased exposure may result in increased inventory reserve requirements, similar to or in excess of those recorded in 1998, that could have a material adverse impact on our financial condition and results of operations.

       The design, development, commercial introduction and manufacture of new semiconductor test handling equipment is an inherently complex process that involves a number of risks and uncertainties. These risks include potential problems in meeting customer performance requirements, integration of the test handler with other suppliers' equipment and the customers' manufacturing processes, transitioning from product development to volume manufacturing and the ability of the equipment to satisfy the semiconductor industry's constantly evolving needs and achieve commercial acceptance at prices that produce satisfactory profit margins. The design and development of new test handling equipment is heavily influenced by changes in integrated circuit (IC) back-end manufacturing processes and IC package design changes. We believe that the rate of change in such processes and IC packages is accelerating. As a result of these changes and other factors, assessing the market potential and commercial viability of new test handling products is extremely difficult and subject to a great deal of risk. In addition, not all IC manufacturers employ the same manufacturing processes. Differences in such processes make it difficult to design standard semiconductor test handler products that are capable of achieving broad market acceptance. No assurance can be made that we will accurately assess the semiconductor industry's future test handler requirements and design and develop products that meet such requirements and achieve market acceptance. Failure to accurately assess customer requirements and market trends for new semiconductor test handler products may have a materially adverse impact on our operations, financial condition and results of operations.

       The transition from product development to the manufacture of new semiconductor equipment is a difficult process and delays in product introductions and problems in manufacturing such equipment are common. During 1998 and 1999 we experienced difficulties in manufacturing and volume production of our new test handlers. In addition, after sale support and warranty costs are typically greater with new test handlers than with established products. There can be no assurance that future technologies, processes and product developments will not render our current or future product offerings obsolete or that we will be able to develop, introduce and successfully manufacture new products or make enhancements to our existing products in a timely manner to satisfy customer requirements or achieve market acceptance. Furthermore, there is no assurance that we will realize acceptable profit margins on such products.

HIGHLY COMPETITIVE INDUSTRY

       The semiconductor equipment industry is intensely competitive and we face substantial competition from numerous companies throughout the world. While we believe we are the largest U.S. based supplier of semiconductor test handling equipment, we face substantial competition in the U.S. and throughout the world. The Japanese and Korean markets for test handling equipment are large and represent a significant percentage of the worldwide market. During the last five years we have had limited sales to Japanese and Korean customers who have historically purchased test handling equipment from Asian suppliers. Some of our competitors have substantially greater financial, engineering, manufacturing and customer support capabilities and offer more extensive product offerings than Cohu. In addition, there are smaller,

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

emerging semiconductor equipment companies that provide or may provide innovative technology incorporated in products that may compete favorably against those of Cohu. We expect our competitors to continue to improve the design and performance of their current products and to introduce new products with improved performance capabilities. Failure to introduce new products in a timely manner, the introduction by competitors of products with perceived or actual advantages or disputes over rights of Cohu or our competitors to use certain intellectual property or technology could result in a loss of our competitive position and reduced sales of or margins on existing products.

CUSTOMER CONCENTRATION

       As is common in the semiconductor equipment industry, we rely on a limited number of customers for a substantial percentage of our net sales. In 1999, four customers of the semiconductor equipment segment accounted for 46% (60% in 1998) of our net sales. The loss of or a significant reduction in orders by these or other significant customers as a result of competitive products, market conditions, outsourcing final IC test to third parties that are not our customers or other factors, would adversely impact our financial condition and results of operations. Furthermore, the concentration of our revenues in a limited number of large customers may cause significant fluctuations in our future annual and quarterly operating results.

BACKLOG

       Our order backlog rose significantly during 1999 primarily as a result of the improved business conditions in the semiconductor equipment industry and strong demand for our new pick-and-place test handler products. A significant portion of our semiconductor test handling equipment backlog at December 31, 1999 was for new products, including the Castle and Summit test handlers. Due to the possibility of customer changes in delivery schedules, cancellation of orders, potential delays in product shipments, difficulties in obtaining inventory parts from suppliers and failure to satisfy customer acceptance requirements, our backlog as of any point in time may not be representative of actual sales in any future period. Furthermore, all orders are subject to cancellation or rescheduling by the customer with limited penalty. A reduction in backlog during any particular period could have a material adverse affect on our business, financial condition and results of operations.

DEMANDS ON INFRASTRUCTURE

       The semiconductor equipment industry is characterized by dramatic and sometimes volatile changes in demand for its products. Changes in product demand result from a number of factors including the semiconductor industry's ever changing and unpredictable capacity requirements and changes in IC design and packaging. Sudden changes in demand for semiconductor equipment have a significant impact on our operations and other semiconductor equipment manufacturers. In response to a severe industry downturn in 1998, we reduced our total workforce by approximately 40%. During 1999, we increased our workforce by more than 50% as business conditions in the semiconductor equipment industry and our order backlog improved. Such radical changes in workforce levels place enormous demands on our operations and infrastructure since newly hired personnel rarely possess the expertise and level of experience of people they replace. We have in the past and may in the future experience difficulties, particularly in manufacturing, in training the large number of additions to our workforce. In addition, competition for the employment services of certain personnel, particularly those with technical skills, is intense. No assurance can be given that we will continue to successfully adjust our production capacity to meet customers' changing requirements. The inability to meet such requirements will have an adverse impact on our financial position and results of operations.

DECLINE IN GRAVITY-FEED IC TEST HANDLER SALES

       Sales of gravity-feed IC test handlers used in DRAM testing have represented a significant percentage of Cohu's total semiconductor equipment related revenue during the last five years. Due to changes in IC package technology, gravity-feed handlers are no longer suitable for handling many types of DRAMs. As a result, we have seen a significant decline in sales of our gravity-feed test handler products. We introduced our Enterprise handler in 1998 that employs a handling technique, known as test-in-tray, that is particularly suited for parallel test applications like DRAMs. While the benefits of test-in-tray may be significant and we sold a significant number of these handlers in 1998, market acceptance of this product has been very limited and the future use of this technology is uncertain. If we are unable to successfully develop and market new products or enhancements to existing products for DRAM applications our results of operations will continue to be adversely impacted.

DEPENDENCE ON KEY SUPPLIERS

        We use numerous vendors to supply parts, components and subassemblies for the manufacture of our products. While we make reasonable efforts to ensure that parts are available from multiple suppliers, this is not always possible; as a result, certain key parts may be obtained only from a single supplier or a limited number of suppliers. In addition, suppliers may cease manufacturing certain components that are difficult to replace without significant reengineering of our

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

products. Cohu has experienced problems in obtaining adequate and reliable quantities of various parts and components from certain key suppliers. There can be no assurance that our results of operations will not be materially and adversely impacted if we do not receive sufficient parts to meet our requirements in a timely and cost effective manner.

INTELLECTUAL PROPERTY

       Cohu relies on patent, copyright, trademark and trade secret laws to establish and maintain proprietary rights in our technology and products. However, there can be no assurance that any of our proprietary rights will not be challenged, invalidated or circumvented, or that any such rights will provide significant competitive advantages. In addition, from time to time, we receive notices from third parties regarding patent or copyright claims. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources and cause Cohu to incur significant expenses. In the event of a successful claim of infringement against Cohu and our failure or inability to license the infringed technology or to substitute similar non-infringing technology, our financial condition and results of operations could be adversely affected.

FOREIGN SALES

       During 1999, 63% of our total net sales were exported to foreign countries, including 72% of the sales in the semiconductor equipment segment. The majority of our export sales are made to destinations in Asia. Instability in global economic markets, particularly in Asia, may adversely impact the demand for capital equipment, including equipment of the type manufactured and marketed by Cohu. In addition, changes in the amount or price of semiconductors produced in Asia could impact the profitability or capital equipment spending programs of our foreign and domestic customers.

NON SEMICONDUCTOR EQUIPMENT BUSINESSES

       We develop, manufacture and sell products used in closed circuit television, metal detection and microwave radio applications. These products are sold in highly competitive markets and many competitors are segments of large, diversified companies with substantially greater financial, engineering, marketing, manufacturing and customer support capabilities than Cohu. In addition, there are smaller companies that provide or may provide innovative technology incorporated in products that may compete favorably against those of Cohu. We have seen a significant decline in the operating results of these businesses over the last several years and the future prospects for certain of these businesses remain uncertain. No assurance can be given that we will continue to compete successfully in any of these businesses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       At December 31, 1999 our investment portfolio includes fixed-income securities of approximately $66.6 million. These securities are subject to interest rate risk and will decline in value if interest rates increase. Due tothe relatively short duration of our investment portfolio, an immediate 10 percent increase in interest rates would have no material impact on our financial condition or results of operations.

       We generally conduct business, including sales to foreign customers, in U.S. dollars and as a result have limited foreign currency exchange rate risk. Monetary assets and liabilities of Cohu's foreign operations are not significant. The effect of an immediate 10 percent change in foreign exchange rates would not have a material impact on our financial condition or results of operations.

YEAR 2000 RISKS

       In prior periods, we discussed the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed the remediation and testing of our mission critical systems. Through January 2000, we have experienced no significant disruptions in mission critical information technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. Cohu expensed approximately $500,000 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000.

       If significant yet to be identified Year 2000 issues arise, we may experience significant problems that could have a material adverse affect on our financial condition and results of operations. Litigation regarding Year 2000 issues is possible. It is uncertain whether, or to what extent, we may be affected by such litigation.

       Due to all the above and other factors, historical results may not be indicative of results of operations for any future period. In addition, certain matters discussed above are forward-looking statements that are subject to the risks and uncertainties noted herein and the other risks and uncertainties listed from time to time in our filings with the Securities and Exchange Commission, including but not limited to the 1999 Annual Report on Form 10-K, that could cause actual results to differ materially from those projected or forecasted. Cohu undertakes no obligation to update the information, including the forward-looking statements, in this Annual Report.

                      BOARD OF DIRECTORS
                       CHARLES A. SCHWAN
               Chairman of the Board and
                Chief Executive Officer,
                              Cohu, Inc.

                         JAMES W. BARNES
   Retired President and Chief Executive
                     Officer, Cohu, Inc.

                         HARRY L. CASARI
                         Retired Partner
                       Ernst & Young LLP

                          FRANK W. DAVIS
            Retired President of Convair
                   Aerospace Division of
                        General Dynamics
                   San Diego, California

                        JAMES A. DONAHUE
  President and Chief Operating Officer,
                              Cohu, Inc.

                        HAROLD HARRIGIAN
              Retired Partner & Director
                    of Corporate Finance
                   Crowell, Weedon & Co.

                           GENE E. LEARY
                    Retired Executive at
                     Honeywell, Inc. and
                Control Data Corporation

                      CORPORATE OFFICERS
                       CHARLES A. SCHWAN
    Chairman and Chief Executive Officer

                        JAMES A. DONAHUE
   President and Chief Operating Officer

                           JOHN H. ALLEN
             Vice President, Finance and
      Chief Financial Officer, Secretary

            TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
                           P.O. Box 3315
         South Hackensack, NJ 07606-1915
                          (800) 356-2017
                     www.chasemellon.com

                    INDEPENDENT AUDITORS
                       Ernst & Young LLP
                   San Diego, California

                           LEGAL COUNSEL
        Gray Cary Ware & Freidenrich LLP
                   San Diego, California

COHU STOCK INFORMATION

Cohu, Inc. stock is traded on the Nasdaq Stock Market under the symbol "COHU". Cohu declared cash dividends at the rate of $.045* per share per quarter in 1999 and $.04* per share per quarter in 1998.

The following table sets forth the high and low sales prices as reported on the Nasdaq Stock Market during the last two years.

                                    1999*                   1998*
                             ------------------      ------------------
                              HIGH        LOW         High        Low
                             ------      ------      ------      ------
         First Quarter       $17.22      $10.57      $24.32      $14.07
         Second Quarter       18.13       11.25       19.63       11.75
         Third Quarter        25.00       17.00       12.44        7.13
         Fourth Quarter       31.75       16.50       12.63        6.00

* Adjusted for two-for-one stock split effective September 1999

At December 31, 1999 Cohu had approximately 10,000 total stockholders including 1,201 holders of record.



A COPY OF COHU'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR 1999 AND OTHER INFORMATION ABOUT COHU IS AVAILABLE WITHOUT CHARGE BY CONTACTING:


Investor Relations
Cohu, Inc.
5755 Kearny Villa Road
San Diego, CA 92123-1111
(858) 541-5184
or visit our website at www.cohu.com



QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share data)

                                   FIRST        SECOND         THIRD        FOURTH            YEAR
                                 ---------     ---------     ---------     ---------       ---------
Net sales:              1999     $  29,526     $  43,471     $  61,728     $  74,055       $ 208,780
                        1998        56,691        55,202        34,277        25,341         171,511

Gross profit:           1999        10,362        17,721        24,652        29,333          82,068
                        1998        23,324        19,577         8,671         3,512*         55,084

Net income (loss):      1999         1,391         4,870         7,482        12,183          25,926
                        1998         8,216         5,313           466        (2,349)*        11,646
Earnings (loss)
   per share**:
      Basic             1999           .07           .25           .38           .61            1.31
                        1998           .42           .27           .02          (.12)            .60

      Diluted           1999           .07           .24           .36           .58            1.26
                        1998           .41           .27           .02          (.12)           (.58)

* Impacted by asset write-downs. See Note 2 to Consolidated Financial Statements

** Adjusted for two-for-one stock split effective September 1999